Exhibit 99.1

Franco Nevada

Franco-Nevada
Franco-Nevada

2024

ANNUAL INFORMATION FORM

For the year ended December 31, 2023

Dated as of March 15, 2024

i

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, the terms “Franco-Nevada”, “FNV”, “Company”, “Corporation”, “our” and “we” refer to Franco-Nevada Corporation and its subsidiaries. For reporting purposes, the Corporation presents its financial statements in United States dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). All dollar amounts in this Annual Information Form (“AIF”) are expressed in United States dollars, except as otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars.

The information contained in this AIF is as of December 31, 2023, unless otherwise indicated. More current information may be available on our public website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com, or on the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov. In addition, we generally maintain supporting materials on our website, which may assist in reviewing (but are not to be considered part of) this AIF, including Franco-Nevada’s most recent Asset Handbook and ESG Report (which contains a discussion of environmental, social and governance issues, including climate change), and a glossary of non-technical and technical terms.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This AIF contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third-party operators, audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, statements with respect to the future status and any potential restart of the Cobre Panamá mine and related arbitration proceedings. In addition, statements relating to resources and reserves, gold equivalent ounces (“GEOs”) or mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such resources and reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the resources and reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained in this AIF are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panamá mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section at pages 40 to 54 of this AIF. The forward-looking statements herein are made as of the date of this AIF only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

CAUTIONARY NOTE REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This AIF has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this AIF have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-parts 1300 and 1301 of Regulation S-K of the United States Securities Act of 1933 (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, which definitions have been adopted by NI 43‑101, and there is no assurance that any mineral resources or mineral reserves that an owner or operator may report as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources”, “proven mineral reserves” and “probable mineral reserves” under NI 43-101 would be the same had the owner or operator prepared the mineral resource or mineral reserve estimates under the standards of Regulation S-K 1300.

In addition to NI 43-101, a number of mineral resource and mineral reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws.  Accordingly, information containing descriptions of the Corporation’s mineral properties set forth herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. For more information, see “Reconciliation to CIM Definitions”.

EXCHANGE RATE INFORMATION

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the exchange rate published by the Bank of Canada.

	Years ended December 31,
	2023(1)	2022(1)	2021(1)
High	$1.3875	$1.3856	$1.2942
Low	$1.3129	$1.2451	$1.2040
Average for the Period	$1.3493	$1.3011	$1.2535
End of Period	$1.3226	$1.3544	$1.2678

(1)	Based on the daily exchange rate published by the Bank of Canada

On March 14, 2024 the daily exchange rate was US$1.00 = C$1.3512 as published by the Bank of Canada.

COMMODITY PRICE INFORMATION

	Spot Commodity Prices
	Gold/oz	Silver/oz	Platinum/oz	Palladium/oz	Iron Ore/$ tonne	Oil/C$ bbl	Gas/C$ mcf	Oil/$ bbl	Gas/$ mcf
	(LBMA Gold)	(LBMA Silver )	(London PM	(London PM	(62% Fe, CFR	(Edmonton	(AECO-C)	(WTI)	(Henry Hub)
	Price PM)	Price)	Fix)	Fix)	China)	Light)
Average for 2021	$1,800	$25.17	$1,091	$2,397	$160	$80	$3.43	$68	$3.72
Average for 2022	$1,801	$21.75	$961	$2,107	$122	$120	$5.08	$94	$6.51
Average for 2023	$1,943	$23.39	$967	$1,338	$119	$100	$2.50	$78	$2.66

THE CORPORATION

Name, Address and Incorporation

Franco-Nevada was incorporated under the Canada Business Corporations Act on October 17, 2007 and was amalgamated with Franco-Nevada Canada Corporation, its wholly-owned subsidiary, on January 1, 2008. Franco-Nevada’s head office and registered office is currently located at Suite 2000, Commerce Court West, 199 Bay Street, Toronto, Ontario  M5L 1G9. Franco-Nevada has additional offices in (i) Hastings, Christ Church, Barbados, (ii) Denver, Colorado and (iii) Perth, Australia, all of which are used to manage its asset portfolio and pursue new investment opportunities.

Intercorporate Relationships

The chart below depicts significant subsidiaries and/or subsidiaries in jurisdictions in which Franco-Nevada maintains an office that are wholly-owned by Franco-Nevada either directly or indirectly and are existing under the laws of the jurisdictions set out therein. Intermediate holding companies have been omitted.

GENERAL DEVELOPMENT OF FRANCO-NEVADA’S BUSINESS

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Strategy

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 16 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, promoting responsible mining, providing a safe and diverse workplace and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can provide capital to the industry when it is otherwise scarce.

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold projects and providing capital to copper and other base metal projects to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In 2023, 78.0% of our revenue was earned from precious metals and 83.0% was earned from mining assets.

One of the strengths of Franco-Nevada’s business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In 2023, these interests accounted for 93.3% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

Franco-Nevada currently operates a small organization. As of March 15, 2024, Franco-Nevada has 40 full-time employees and 5 part-time contractors. As such, Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to the immediate and future operations of Franco-Nevada are of significant importance. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. For additional information, see “Risk Factors”.

Investment Process and Corporate Policies

Franco-Nevada currently does not operate any of the mining or diversified assets in which it has royalty, stream or other interests. However, Franco-Nevada recognizes its business model is dependent on the industry operating in a responsible fashion and actively supports the industry in its efforts and initiatives, including the World Gold Council and its Responsible Gold Mining Principles and the Prospectors and Developers Association of Canada and its initiatives for responsible exploration. A detailed description of Franco-Nevada’s investment process and a discussion of environmental, social and governance issues, including climate change, is contained in Franco-Nevada’s most recent ESG Report, which can be found on the Corporation’s website at www.franco-nevada.com but is not to be considered part of this AIF.

Franco-Nevada has adopted policies relating to its business conduct, including a code of business conduct and ethics, a business integrity policy, a whistleblower policy, a policy concerning confidentiality, fair disclosure and trading in securities, a human rights policy, a non-discrimination, anti-harassment and equal opportunity policy, a diversity and inclusion policy, an investment principles (environmental, social and governance) policy, a responsible gold mining principles policy, a supplier code of conduct, a corporate responsibility policy, a health and safety policy, and an information security policy. These and other policies can be found on the Corporation’s website at www.franco-nevada.com and are summarized in Franco-Nevada’s most recent ESG Report and its management information circular for its annual and special meeting of shareholders scheduled to be held on May 1, 2024, which circular will be filed on SEDAR+.

Three-Year History

2021

Acquisition of Condestable Gold and Silver Stream – Peru

On March 8, 2021, the Company closed, through a wholly-owned subsidiary, a precious metals stream agreement with reference to the gold and silver production from the Condestable mine in Peru, for an up-front deposit of $165.0 million. The Condestable mine is located approximately 90 kilometers south of Lima, Peru, and is owned and operated by a subsidiary of Southern Peaks Mining LP (“SPM”), a private company. Commencing on January 1, 2021 and ending December 31, 2025, Franco-Nevada will receive 8,760 ounces of gold and 291,000 ounces of silver annually until a total of 43,800 ounces of gold and 1,455,000 ounces of silver have been delivered (the “Fixed Deliveries”). Thereafter, Franco-Nevada will receive 63% of the contained gold and contained silver produced until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”). The stream then reduces to 25% of gold and silver produced in concentrate over the remaining life of mine (the “Variable Phase 2 Deliveries”). Franco-Nevada will pay 20% of the spot price for gold and silver for each ounce delivered under the stream (the “Ongoing Payment”). The stream has an effective date of January 1, 2021, with the first quarterly delivery received on March 15, 2021.

Until March 8, 2025, subject to certain restrictions, a subsidiary of SPM may, at its option, make a one-time special delivery comprising the number of ounces of refined gold equal to $118.8 million at the then current spot price subject to the Ongoing Payment, to achieve the early payment of the Fixed Deliveries and Variable Phase 1 Deliveries. The Variable Phase 2 Deliveries would commence immediately thereafter.

Acquisition of Séguéla Royalty – Côte d'Ivoire

On March 30, 2021, the Company acquired a 1.2% NSR on Fortuna Silver Mines Inc.’s (“Fortuna”) Séguéla gold project in Côte d'Ivoire for $15.2 million (A$20.0 million). The royalty agreement is subject to a buy-back at the option of Fortuna of up to 50% of the royalty at a pro rata portion of the purchase price for a period of up to three years after closing.

Acquisition of Vale Royalty – Brazil

On April 16, 2021, the Company acquired 57 million of Vale S.A.’s (“Vale”) outstanding participating debentures (the “Royalty”) for $538.0 million (R$3,049,500,000). The Royalty terms, on a 100% basis, provide for a 1.8% (0.264% attributable) net sales royalty on (i) iron ore sales from Vale’s Northern System, including the Serra Norte, Serra Sul and Serra Leste operations, and (ii) an estimated 70% of iron ore sales capacity from Vale’s Southeastern System, in the medium term, including from the Itabira, Minas Centrais (Brucutu) and Mariana (Fazendão) mining complexes. The Southeastern System will start contributions under the Royalty once a cumulative sales threshold of 1.7 Bt of iron ore has been reached, which was last forecasted by Vale to be achieved in 2025. The Royalty also provides for a 2.5% (0.367% attributable) net sales royalty on certain copper and gold assets and 1.25% (0.183% attributable) in the case of the Sossego mine. Additionally, the Royalty provides for a 1% (0.147% attributable) net sales royalty on all other minerals (specified mining rights include prospective deposits for other minerals including zinc and manganese, amongst others), subject to certain thresholds. The 1% rate (0.147% attributable) also applies to net proceeds in the event of an underlying asset sale.

Royalty payments are declared on a semi-annual basis on March 31st and September 30th of each year reflecting sales in the preceding half calendar year period.

The transaction was financed with a combination of cash on hand and a draw of $150.0 million on Franco-Nevada’s $1 billion corporate revolving credit facility. The amount drawn was fully repaid by June 30, 2021.

Investment in Labrador Iron Ore Royalty Corporation – Canada

The Company has accumulated a 9.9% equity investment in Labrador Iron Ore Royalty Corporation (“LIORC”). The position was acquired over a number of years for a total investment of $74.2 million (C$93.0 million), representing an average cost of $11.72 (C$14.72) per share. The investment in LIORC functions similar to a royalty given the flow through of revenue generated from LIORC’s underlying 7% gross overriding royalty interest, C$0.10 per tonne commission, and 15.1% equity interest in Iron Ore Company of Canada’s (“IOC”) Carol Lake mine in Newfoundland & Labrador, operated by Rio Tinto. LIORC normally pays cash dividends from net income derived from IOC to the maximum extent possible, while maintaining appropriate levels of working capital. The dividends the Company receives from LIORC are reflected in revenue from the Company’s Diversified assets and included in the calculation of GEOs sold.

Acquisition of Copper World/East Pit Royalty Interest – U.S.A.

On November 26, 2021, the Company acquired from certain private sellers, through a wholly-owned subsidiary, an existing 0.585% NSR royalty interest on Hudbay Minerals Inc.’s (“Hudbay”) East Pit copper project in Arizona. With the acquisition of this royalty, which has identical terms as the Company’s existing 1.5% NSR royalty and covers the same land package, including most of the Copper World deposits, the Company now has a 2.085% NSR over the project.

The total consideration for the 0.585% NSR royalty interest was up to $19.5 million, comprised of $7.0 million paid on closing of the transaction, and up to $12.5 million in contingent payments upon achievement of certain milestones at East Pit and/or the Copper World deposits.

Investment in Skeena Resources Limited (Eskay Creek) – Canada

On December 23, 2021, for the aggregate purchase price of $17.2 million (C$22.1 million), (i) the Company acquired 1,471,739 common shares of Skeena Resources Limited (“Skeena”), (ii) the Company entered into an agreement with Skeena to amend the terms of the Company’s existing 1% NSR royalty agreement such that the existing royalty covered the majority of the Eskay Creek gold-silver project (“Eskay Creek”) land package in British Columbia, including all currently known mineralized zones, and (iii) Skeena granted the Company a right of first refusal (the “ROFR”) over the sale of a 0.5% NSR royalty (the “0.5% NSR Royalty”) on Eskay Creek. The ROFR was subsequently terminated when Franco-Nevada acquired the 0.5% NSR Royalty on December 30, 2022, as described below.

2022

Acquisition of Royalty on Caserones Royalty (Chile) and Private Placement with EMX Royalty Corporation

On April 14, 2022, Franco-Nevada agreed to acquire, through a wholly-owned subsidiary, an effective 0.4582% NSR on the producing Caserones copper-molybdenum mine, which is now owned by Lundin Mining Corporation (“Lundin”) (successor-in-interest to JX Nippon Mining & Metals Group), located in Chile for an aggregate purchase price of approximately $37.4 million.

Franco-Nevada also completed a private placement with EMX Royalty Corporation (“EMX”), acquiring 3,812,121 units of EMX at C$3.30 per unit for a total cost of $10.0 million (C$12.6 million). Each unit consists of one common share of EMX and one warrant to purchase one common share of EMX over five years at an exercise price of C$4.45. EMX used the proceeds from the private placement to acquire an NSR on the Caserones mine on similar terms as Franco-Nevada.

Acquisition of Additional Royalty on Castle Mountain – U.S.A.

On May 2, 2022, Franco-Nevada acquired, through a wholly-owned subsidiary, an existing 2% NSR on gold and silver produced from the Pacific Clay claims, which comprise a portion of the JSLA pit of Equinox Gold Corp.’s Castle Mountain project in California for $6.0 million. When combined with Franco-Nevada’s 2.65% NSR on the broader Castle Mountain land position, the Company now has an effective 4.65% NSR on the Pacific Clay claims.

Repayment of Loan Receivable from Noront Resources Ltd. – Canada

Franco-Nevada held a loan receivable in the principal amount of $25.0 million from Noront Resources Ltd. (“Noront”), which was extended to Noront as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario in April 2015 that had a maturity date of September 30, 2022. On May 4, 2022, following the acquisition of Noront by Wyloo Metals Pty Ltd. (“Wyloo”), Franco-Nevada received $42.7 million as full repayment of the loan. The Company continues to own several royalties over Wyloo’s properties in the Ring of Fire.

Funding of Financing Package with G Mining Ventures on the Tocantinzinho Project – Brazil

On July 18, 2022, Franco-Nevada acquired, through a wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), a gold stream with reference to production from the Tocantinzinho gold project, owned by G Mining Ventures Corp. (“G Mining Ventures”) and located in Brazil (the “Tocantinzinho Stream”), for a purchase price of $250.0 million. Additionally, through one of Franco-Nevada’s wholly-owned subsidiaries, Franco-Nevada provided G Mining Ventures with a $75.0 million secured term loan (the “G Mining Ventures Term Loan”). Franco-Nevada also subscribed for common shares of G Mining Ventures.

(a)	Tocantinzinho Stream

The Tocantinzinho Stream deposit of $250.0 million, which was payable in instalments subject to various conditions, was fully funded in the year ended December 31, 2023. Stream deliveries to FNBC are based on gold production from the Tocantinzinho property, according to the following schedule: (i) 12.5% of gold produced until 300,000 ounces of gold have been delivered and, thereafter, (ii) 7.5% of gold produced for the remaining mine life. G Mining Ventures will receive 20% of the spot gold price for each ounce of gold delivered.

(b)	G Mining Ventures Term Loan

The G Mining Ventures Term Loan is a $75.0 million, 6-year term loan with an availability period of 3.5 years, drawable quarterly at G Mining Ventures’ option following full funding of the Tocantinzinho Stream. The G Mining Ventures Term Loan will bear interest at a rate of 3-Month Term Secured Overnight Financing Rate (“3-Month SOFR”) +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the project. Amortization will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028. Fees payable to Franco-Nevada’s subsidiary include a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount payable on principal amounts drawn.

No amounts were advanced under the G Mining Ventures Term Loan during the year ended December 31, 2023. Subsequent to year-end, on January 29, 2024, Franco-Nevada funded $41.2 million, net of a 2% original issue discount of $0.8 million.

Pursuant to the G Mining Ventures Term Loan, on July 18, 2022, Franco-Nevada was granted warrants with a fair value of $0.75 million to purchase 11.5 million G Mining Ventures common shares with a 5-year term and an exercise price of C$1.90 per G Mining Ventures common share.

(c)	G Mining Ventures Common Shares

On July 22, 2022, Franco-Nevada also subscribed for 44,687,500 G Mining Ventures common shares at a price of C$0.80 per G Mining Ventures common share for a total cost of $27.5 million (C$35.8 million).

Acquisition of Portfolio of Royalties – Chile

On July 25, 2022, Franco-Nevada acquired, through a wholly-owned subsidiary, a portfolio of seven royalties, each with a 2% NSR on precious metals and 1% NSR on base metals, which collectively covered approximately 230 km2 in northern Chile, for $1.0 million.

Credit Facility

On August 15, 2022, the Company renewed its $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”), extending the maturity date to August 15, 2027. As at December 31, 2023, there were no amounts borrowed against the Corporate Revolver. However, the Company has posted security in the form of standby letters of credit in the amount of $19.3 million (C$25.5 million) in connection with the audit by the CRA. These standby letters of credit reduce the available balance under the Corporate Revolver.

Financing Package with Westhaven Gold Corp. on Spences Bridge Gold Belt Claims – Canada

On October 6, 2022, Franco-Nevada acquired a 2% NSR on all of Westhaven Gold Corp.’s (“Westhaven”) claims across the Spences Bridge Gold Belt in British Columbia for $6.0 million. Westhaven has an option to buy-down 0.5% of the NSR for $3.0 million for a period of 5 years from the closing of the transaction. Franco-Nevada also acquired an existing 2.5% NSR from Westhaven on adjoining properties currently owned by Talisker Resources Ltd. for a purchase price of $0.75 million. Total coverage for both royalties comprised approximately 1,105 km2.

In addition, Franco-Nevada also subscribed for 2,500,000 common shares of Westhaven at a price of C$0.40 per share for a total cost of $0.73 million (C$1.0 million).

Financing Package with Argonaut Gold on the Magino Gold Project – Canada

On October 27, 2022, Franco-Nevada acquired a 2% NSR on Argonaut Gold Inc.’s (“Argonaut Gold”) now-producing Magino gold project in Ontario for a purchase price of $52.5 million. In addition to the Magino project, the royalty covers all of Argonaut Gold’s current regional exploration properties.

Franco-Nevada also completed a private placement with Argonaut Gold, acquiring 34,693,462 common shares at a price of C$0.39 per share for a total cost of $10.0 million (C$13.5 million).

Acquisition of Additional Royalty on Eskay Creek – Canada

On December 30, 2022, Franco-Nevada acquired an additional 0.5% NSR from Skeena on Eskay Creek for total consideration of $21.0 million (C$28.5 million) payable as follows: (i) $19.9 million (C$27.0 million) paid on closing of the transaction and (ii) $1.1 million (C$1.5 million) of contingent consideration payable upon the achievement of certain conditions relating to materials in the Albino Lake Storage Facility at Eskay Creek. In connection with this transaction, Skeena and Franco-Nevada terminated the right of first refusal to purchase a 0.5% NSR on Eskay Creek, which right was granted to Franco-Nevada on December 24, 2021.

2023 & YTD 2024

Receipt of Valentine Gold Royalty Buy-back – Canada

On February 22, 2023, Marathon Gold Corporation (“Marathon”) exercised its option to buy-back 0.5% of the initial 2.0% NSR on the Valentine Gold project by paying $7.0 million to the Company. Franco-Nevada acquired the initial 2.0% NSR on February 21, 2019 for $13.7 million (C$18.0 million).

Acquisition of Gold Royalties – Australia

On February 22, 2023, Franco-Nevada acquired a portfolio of five primarily gold royalties from Trident Royalties Plc (“Trident”), which includes a 1.5% NSR on Ramelius Resources Limited’s Rebecca gold project (“Rebecca”) located in Australia, for total consideration of $15.6 million payable as follows: (i) $14.3 million paid on closing of the transaction, and (ii) $1.3 million in a contingent payment payable upon first gold production at Rebecca.

Acquisition of Royalty on Kerr-Addison Property and Share Subscription with Gold Candle Ltd. – Canada

On April 14, 2023, Franco-Nevada acquired a 1% NSR on Gold Candle Ltd.’s (“Gold Candle”) Kerr-Addison project located in Ontario, which hosts the formerly producing Kerr-Addison gold mine, for a purchase price of $10.0 million.

On July 26, 2023, Franco-Nevada acquired 5,454,546 common shares of Gold Candle, a private company, at a price of C$1.10 per common share for an aggregate purchase price of $4.6 million (C$6.0 million).

Acquisition of Additional Royalty on Valentine Gold Project and Private Placement with Marathon Gold Corporation – Canada

On June 8, 2023, Franco-Nevada acquired an additional 1.5% NSR on Marathon’s Valentine Gold project for a purchase price of $45.0 million. Inclusive of the Franco-Nevada’s initial 1.5% NSR (reduced from 2.0% following Marathon’s buy-back of 0.5%, as described above), Franco-Nevada now holds an aggregate 3.0% NSR on the project.

On July 5, 2023, Franco-Nevada acquired 6,578,947 common shares of Marathon at a price of C$0.76 per common share for an aggregate of $3.8 million (C$5.0 million), comprising the back-end of a non-brokered charity flow-through offering.

Acquisition of Royalties on Exploration Properties – Nevada and Arizona, U.S.A.

On June 15, 2023, Franco-Nevada acquired, through a wholly-owned subsidiary, a portfolio of eight royalties on exploration properties located in the states of Nevada and Arizona, including a 0.5% NSR on Integra Resources Corp.’s Wildcat and Mountain View gold projects, for a purchase price of $2.5 million.

Acquisition Agreement for New Royalties with EMX Royalty Corporation

On June 27, 2023, Franco-Nevada executed a binding term sheet with EMX for a three-year arrangement for the joint acquisition of newly created precious metals and copper royalties sourced by EMX. Franco-Nevada will contribute 55% (up to $5.5 million) and EMX will contribute 45% (up to $4.5 million) towards the royalty acquisitions, with the resulting royalty interests equally split on a 50/50 basis.

Acquisition of Additional Royalty Interest on Caserones – Chile

Franco-Nevada acquired, through a wholly-owned subsidiary, an incremental effective NSR totaling 0.1120% on the Caserones copper-molybdenum mine, now owned by Lundin, in Chile. The incremental effective 0.1120% NSR was acquired in two transactions: (i) a 0.0260% effective NSR on March 8, 2023, for a purchase price of $2.1 million, and (ii) a 0.0860% NSR on June 29, 2023, for a purchase price of $7.3 million. Inclusive of Franco-Nevada’s interest of 0.4582% acquired in April 2022, the Company held a 0.5702% effective NSR on Caserones as at December 31, 2023.

Subsequent to year end, on January 19, 2024, EMX exercised an option to acquire a portion of Franco-Nevada’s interest for a sale price of $4.7 million, such that the Franco-Nevada’s effective NSR on Caserones is now 0.517%.

Acquisition of Royalty on Volcan Gold Project – Chile

On July 6, 2023, Franco-Nevada agreed to acquire, through a wholly-owned subsidiary, a 1.5% NSR on the Volcan gold project located in Chile for a purchase price of $15.0 million. The project is owned by Tiernan Gold Corporation (“Tiernan”), a company privately held by Hochschild Mining plc. The NSR covers the entire land package comprising the Volcan project, as well as a surrounding area of interest extending 1.5 kilometers. The agreement provides Franco-Nevada the option to acquire an additional 1.0% NSR based on predetermined conditions. Franco-Nevada already holds an existing 1.5% NSR on the peripheral Ojo de Agua area, which is owned by Tiernan and forms part of the Volcan project.

Acquisition of Royalties on Pascua-Lama Project – Chile

On August 8, 2023, Franco-Nevada agreed to acquire, through a wholly-owned subsidiary, a sliding-scale gold royalty and fixed-rate copper royalty from private individuals over property pertaining to the Chilean portion of Barrick Gold Corporation’s Pascua-Lama project for an aggregate purchase price of $75.0 million.

Subsequent to year-end, on January 3, 2024, Franco-Nevada acquired, through a wholly-owned subsidiary, an additional interest for a purchase price of $6.7 million.

Including the additional royalty interest acquired in January 2024, at gold prices exceeding $800/ounce, the Company now holds a 2.941% NSR (gold) and a 0.588% NSR (copper) on the property.

Acquisition of Royalty on Wawa Gold Project – Canada

On August 29, 2023, Franco-Nevada acquired a 1.5% NSR on Red Pine Exploration Inc.’s Wawa gold project, located in Ontario, for a purchase price of $5.0 million (C$6.8 million). The agreement provides Franco-Nevada the option to acquire an additional 0.5% NSR based on predetermined conditions.

Acquisition of Additional Royalty on Magino Gold Mine – Canada

On November 15, 2023, Franco-Nevada acquired, through a wholly-owned subsidiary, an additional 1.0% NSR on Argonaut Gold’s Magino gold mine in Ontario, for a purchase price of $28.0 million. Inclusive of Franco-Nevada’s initial 2.0% NSR acquired on October 27, 2022, Franco-Nevada now holds an aggregate 3.0% NSR on Magino.

Acquisition of Additional Natural Gas Royalty Interests in the Haynesville – U.S.A.

On November 21, 2023, Franco-Nevada agreed to acquire, through wholly-owned subsidiaries, a royalty portfolio in the Haynesville gas play in Louisiana and Texas, for $125.0 million. The royalties are complementary to our existing Haynesville acreage and provide additional exposure to a diverse set of operators and a basin that is expected to help supply a growing LNG export capacity from the U.S. Gulf Coast. The transaction closed on January 2, 2024, subsequent to year-end. Prior to year-end, Franco-Nevada advanced $12.5 million as a deposit held in escrow in connection with this transaction.

Financing Package with Skeena Resources Ltd. on Eskay Creek – Canada

On December 18, 2023, Franco-Nevada completed the following transactions with Skeena:

(a)	Eskay Creek Royalty

Franco-Nevada acquired an incremental 1.0% NSR for a purchase price of $41.8 million (C$56.0 million). Including Franco-Nevada’s initial 1% NSR and the incremental 0.5% NSR it acquired in December 2022 for a purchase price of $19.9 million (C$27.0 million), Franco-Nevada now holds a 2.5% NSR covering Skeena’s Eskay Creek properties. The amended royalty agreement also provides contingent consideration of $3.4 million (C$4.5 million) payable by Franco-Nevada upon the achievement of certain conditions relating to materials in the Albino Lake Storage Facility at Eskay Creek.

(b)	Skeena Convertible Debenture

Franco-Nevada advanced $18.7 million (C$25.0 million) and received a convertible debenture (the “Skeena Convertible Debenture”). The C$25.0 million Skeena Convertible Debenture matures on the earlier of December 19, 2028 or on the completion of a project financing for Eskay Creek approved by the Board of Skeena, carries an interest rate of 7% and is convertible into common shares of Skeena at a conversion price of C$7.70. Skeena may elect to defer interest payments until maturity.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.A.

Franco-Nevada has, through a wholly-owned subsidiary, a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $9.6 million for 2023 (2022 – $12.2 million). As at December 31, 2023, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $450.2 million and Franco-Nevada has remaining commitments of up to $69.8 million.

Cobre Panamá Updates – Panamá

(a)	Revised Concession Contract and Law 406

First Quantum Minerals Ltd. (“First Quantum”), its subsidiary, Minera Panamá, S.A. (“MPSA”), and the Government of Panamá (the “GOP”) had been engaged in discussions regarding a revised concession contract for Cobre Panamá.

On March 8, 2023, First Quantum and the GOP announced that an agreement had been reached on the terms and conditions for a revised concession contract (together with subsequent modifications, the “Revised Concession Contract”). The Revised Concession Contract provides for an initial 20-year term with a 20-year extension option and additional extensions for life of mine. On October 20, 2023, the National Assembly of Panamá approved the Revised Concession Contract through Law 406 with retroactive effect to December 22, 2021.

(b)	Constitutional Proceedings and Mining Moratorium

On and after October 23, 2023, amid protests against the GOP and the Revised Concession Contract, a number of claims were lodged with the Supreme Court of Justice of Panamá (the “Supreme Court”) asserting that Law 406 (which gave legal effect to the Revised Concession Contract) was unconstitutional. MPSA was not a party to that proceeding.

On October 29, 2023, President Cortizo announced that the GOP would hold a referendum on whether to terminate the Revised Concession Contract approved by Law 406 and impose a national moratorium on mining.

The National Assembly of Panamá withdrew the proposal to hold a referendum on Law 406. However, on November 3, 2023, the National Assembly approved, and President Cortizo signed, Law 407, which declared a mining moratorium for an indefinite duration within Panamá, including preventing any new mining concession from being granted or any existing mining concessions from being renewed or extended.

On November 27, 2023, the Supreme Court issued a ruling (released publicly the following day) declaring Law 406 unconstitutional and stating that the effect of the ruling was that the Revised Concession Contract purportedly no longer exists. The ruling was subsequently published in the Official Gazette on December 2, 2023. The Supreme Court did not order the closure of the Cobre Panamá mine.

(c)	Preservation and Safe Management

During the protests, Cobre Panamá experienced illegal blockades at the Punta Rincón port and at the roads to the site that prevented the delivery of supplies that were necessary to operate the power plant. The illegal blockades at the roads to the mine site have dissipated, allowing for the delivery by road and at port of necessary supplies to conduct the Preservation and Safe Management (“P&SM”) program.

On December 19, 2023, the Ministry of Commerce and Industries (“MICI”) announced plans for Cobre Panamá which was followed by a request from MPSA for a P&SM plan for Cobre Panamá. In January 2024, First Quantum and MICI had discussions related to a formalized P&SM program and the associated costs for Cobre Panamá. At the request of MICI, MPSA delivered a preliminary draft for the first phase of P&SM on January 16, 2024.

(d)	Impairment of Franco-Nevada’s Cobre Panamá Stream

In light of the above-noted events, Franco-Nevada carried out an impairment assessment of the recoverable amount of its Cobre Panamá stream at December 31, 2023. Based on the halting of production and the political environment surrounding the ruling by the Supreme Court, the Company determined the recoverable amount under applicable accounting standards to be nil as at December 31, 2023. As a result, the Company recognized a full impairment loss of $1,169.2 million in the year ended December 31, 2023. This impairment has been taken without prejudice to, or without at present attributing any specific value to, the legal remedies that may be obtained through any arbitration proceedings or otherwise. In the event that there is a change in the facts and circumstances surrounding the halting of production at Cobre Panamá, and there is a resumption of precious metal stream deliveries to Franco-Nevada, an assessment of the recoverable amount of the Cobre Panamá stream will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

Dividends

In Q4 2023, Franco-Nevada declared a quarterly dividend of $0.34 per share, an increase compared to the dividend of $0.32 per share in Q4 2022. During the quarter, Franco-Nevada paid total dividends of $65.9 million, of which $59.8 was paid in cash and $6.1 million was paid in common shares under our Dividend Reinvestment Plan (the “DRIP”). In 2023, Franco-Nevada paid total dividends of $262.1 million, of which $233.0 million was paid in cash and $29.1 million was paid in common shares under the Company’s DRIP.

Canada Revenue Agency Audit

As previously announced, on April 28, 2023, Franco-Nevada reached a settlement with the CRA in respect of its domestic and Foreign Accrual Property Income (“FAPI”) reassessments, which provides for these reassessments to be vacated entirely on a without-cost basis. Under the settlement, the CRA accepts the manner in which Franco-Nevada deducts upfront payments made in connection with precious metal stream agreements for Canadian tax purposes. The potential tax exposure related to the vacated reassessments was $20.9 million (C$27.6 million) plus interest and penalties. Franco-Nevada had posted security in cash for 50% of the reassessed amounts under the domestic and FAPI reassessments totaling $13.9 million (C$17.7 million). During the quarter, the CRA returned the full amount of the deposits to the Company.

With respect to the transfer pricing reassessments in relation to Franco-Nevada’s Mexican and Barbadian subsidiaries, Franco-Nevada believes that these reassessments are not supported by Canadian tax law and jurisprudence and continues to defend its tax filing positions.

Barbados Proposed Corporate Tax Reform

On November 7, 2023, the Government of Barbados announced proposed tax measures in response to the Organization for Economic Co-operation and Development’s (“OECD”) Pillar Two global minimum tax initiative, including an increase of the Barbados corporate tax rate to 9% effective January 1, 2024. This increase does not affect the amounts of current or deferred income taxes recognized for the year-ended December 31, 2023, as the legislation was not substantively enacted at December 31, 2023. However, this change will increase the Company’s income tax charge in future periods. If the new tax rate were applied to the taxable temporary differences recognized at December 31, 2023, it is estimated that the Company’s deferred tax liability would increase by approximately $50 million.

The Government of Barbados has also proposed to introduce a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which will top-up the Barbados effective tax rate payable by an entity subject to Pillar Two, to 15%.

Global Minimum Tax

On August 4, 2023, the Government of Canada released the draft Global Minimum Tax Act (“GMTA”) for consultation, which would implement key measures of the OECD’s Pillar Two global minimum tax in Canada. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million.

If the GMTA legislation becomes enacted or substantively enacted, Franco-Nevada will first become subject to the rules for its 2024 year. Since the legislation was not effective at December 31, 2023, Franco-Nevada has no related current tax exposure for the year ended December 31, 2023. Further, the group has applied the exception to recognizing and disclosing information about deferred taxes arising from Pillar Two, as provided in the amendments to IAS 12.

Under the Pillar Two legislation, Franco-Nevada would be liable to pay a top-up tax when the effective tax rate in a jurisdiction is below the 15% minimum rate. All entities within the Franco-Nevada group, other than its one subsidiary that operates in Barbados, have an effective tax rate that exceeds 15%.

Franco-Nevada is in the process of assessing its exposure to Pillar Two taxes and will recognize and disclose known or reasonably estimable information related to such exposure when legislation becomes enacted or substantively enacted in Canada and Barbados.

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section on page 1 of this AIF and the “Risk Factors” section at pages 40 to 54 of this AIF. The 2024 guidance and five-year outlook is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We present our guidance in reference to GEO sales. For streams, our projected GEOs reflect GEOs we acquire from the operators of our assets and subsequently sell. Our GEO sales may differ from operators’ production based on timing of deliveries, and are presented net of recovery and payability factors.

We assume Cobre Panamá will remain on P&SM through 2024 and have not included any contributions from the asset in our guidance. We expect an increase in GEO sales from the balance of our Precious Metal assets in 2024 compared to their GEO sales in 2023 with initial contributions from new mines including Tocantinzinho, Greenstone, and Salares Norte. We are guiding to lower GEOs from our Energy assets based on lower assumed oil and gas prices.

	2024 Guidance	2023 Actual
Cobre Panamá GEO sales	—	128,598
Precious Metal GEO sales (excluding Cobre Panamá)	360,000 - 400,000	359,591
Total GEO sales (excluding Cobre Panamá)	480,000 - 540,000	498,447

(1)	We expect our streams to contribute between 240,000 and 280,000 of our GEO sales for 2024. For 2023, we sold 372,882 GEOs from our streams.
(2)	For our 2024 guidance, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities as GEOs, we have assumed the following prices: $1,950/oz Au, $22.50/oz Ag, $850/oz Pt, $900/oz Pd, $115/tonne Fe 62% CFR China, $75/bbl WTI oil and $2.50/mcf Henry Hub natural gas.
(3)	Total GEO sales guidance does not assume any other acquisitions and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $69.8 million.

Precious Metals

•

South America: For Candelaria, we forecast between 72,500 and 82,500 GEOs sold, an increase from 66,710 GEOs sold in 2023 due to mine sequencing and the mine plan grade profile. For Antapaccay, we anticipate GEOs sold to decrease from 61,158 GEOs in 2023 to between 50,000 and 60,000 GEOs based on the mining sequence. For Antamina, we anticipate between 2.0 and 2.4 million silver ounces in 2024, consistent with silver ounces sold in 2023. We expect this to be equivalent to between 22,500 and 27,500 GEOs based on the commodity prices we assumed for 2024. We also expect initial contributions from our Tocantinzinho stream and royalties on Salares Norte and Mara Rosa.

•

Central America & Mexico: We assumed no deliveries from our Cobre Panamá stream, with the mine currently on P&SM with production halted. For Guadalupe-Palmarejo, we anticipate deliveries to be relatively consistent with those received in 2023, ranging between 32,500 and 37,500 GEOs, with between 30% and 40% of Palmarejo’s gold sales to be covered by our stream.

•

United States: We anticipate improved PGM production at Stillwater following the recovery from a shaft incident in the first half of 2023, offset by the impact of lower forecasted PGM prices which are expected to result in a lower GEO conversion ratio than in 2023. At Marigold, we expect lower royalty payments as production at the mine is expected to decrease following record production in 2023, coupled with production taking place on ground that carries a lower royalty rate. We also anticipate slightly lower production at Goldstrike, Bald Mountain and Gold Quarry.

•

Canada: We expect higher royalty payments from our Canadian assets, with a first full year of production at Magino and the start of production at Greenstone anticipated in mid-2024. Production at Detour is also anticipated to increase as the mill continues to ramp-up to a throughput rate of 28 million tonnes per annum by the end of 2024. Production at Hemlo is also expected to improve relative to 2023, where production was impacted by interruptions to the underground operations during the year. We also expect an increase of production at Brucejack, now owned by Newmont Corporation.

•

Rest of World: Tasiast is expected to deliver another strong year of production after achieving record throughput in Q4 2023. Production at Subika is expected to increase relative to 2023 due to higher open pit grade, strong underground mining rate, and reaching full processing rates in Q2 2024 after the planned delivery of a replacement girth gear. Séguéla will provide a first full year of royalty payments, having poured first gold in May 2023. We forecast MWS to deliver slightly fewer GEOs compared to 2023, as the stream is anticipated to reach its cap towards the end of the year. In Australia, we expect lower royalty payments from Duketon due to lower total production in 2024 as well as a lower proportion of production being sourced from our royalty ground. Payments from our Yandal royalty, which covers the Orelia pit, are anticipated to increase as availability improves at the recently expanded Thunderbox mill.

Diversified

•

Iron ore: For our Iron Ore assets, which comprise our interests in Vale and LIORC, we assumed benchmark prices of $115/tonne 62% Fe. Together with our Other Mining assets, including our interest in Caserones, we expect our Diversified Mining assets to contribute between 25,000 and 40,000 GEOs, compared to 31,366 GEOs in 2023.

•

Energy: For our Energy assets, we expect between 85,000 and 105,000 GEOs, compared to 107,490 GEOs in 2023. The decrease reflects lower assumed commodity prices than in 2023, with $75/bbl WTI for oil and $2.50/mcf Henry Hub for natural gas, and slightly lower anticipated production at our U.S. assets, partly offset by initial contributions from our recently acquired interests in the Haynesville. In 2023, we also benefited from catch-up royalty payments which are not expected to recur in 2024. With respect to our Canadian assets, production from the Weyburn Unit is forecasted to remain relatively stable, but our Weyburn NRI is expected to be impacted by higher capital costs.

Depletion: We estimate depletion and depreciation expense in 2024 to be between $230.0 million and $260.0 million. In 2023, depletion expense was $273.1 million.

Capital Commitments: As of December 31, 2023, our remaining capital commitment to the Royalty Acquisition Venture with Continental was $69.8 million, of which between $10.0 million and $20.0 million is expected to be deployed in 2024. In addition, we expect to fulfill our $75.0 million term loan commitment to G Mining Ventures, of which $41.2 million was advanced in January 2024.

5-Year Outlook: We expect our portfolio to produce between 540,000 and 600,000 GEOs in 2028, of which 385,000 to 425,000 GEOs are expected to be generated from Precious Metal assets. This outlook assumes the commencement of production at Valentine Gold, Stibnite Gold, Eskay Creek, Castle Mountain Phase 2, and Copper World. It includes an expected increase in attributable sales from Vale’s Northern and Southeastern systems, higher production from Guadalupe-Palmarejo and Antamina, and continued production from Sudbury through the end of 2028. Production growth from the continued development of our U.S. Energy assets is expected to be partly offset by lower assumed commodity prices when compared to 2023. The outlook anticipates that our Candelaria stream will step down in 2027 from 68% to 40% of gold and silver produced and that our deliveries from Antapaccay will be based on 30% of gold and silver produced rather than indexed to copper production in 2028. At this stage, our outlook does not assume any production from Cobre Panamá. Had Cobre Panamá remained in production, we would have expected deliveries and sales of between 130,000 and 150,000 GEOs. For further details, please refer to the “Portfolio Updates” section on page 10 of Franco-Nevada’s Management Discussion and Analysis for the fiscal year ended December 31, 2023, filed with the Canadian securities regulatory authorities on www.sedarplus.com and on Form 40-F filed with the SEC on www.sec.gov.

EXPLANATION OF ROYALTIES, STREAMS AND OTHER INTERESTS

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. The granting of a royalty to a person usually arises as a result of: (i) paying part of the consideration payable to landowners, prospectors or junior mining companies for the purchase of their property interests; (ii) providing capital in exchange for granting a royalty; or (iii) converting a participating interest in a joint venture relationship into a royalty.

Royalties are not typically working interests in a property. Therefore, depending on the nature of the royalty interest and the laws applicable to the royalty and project, the royalty holder is generally not responsible for, and has no obligation to contribute, additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. Typically, royalty interests are established through a contract between the royalty holder and the property owner, although many jurisdictions permit the holder to also register or otherwise record evidence of a royalty interest in applicable mineral title or land registries. The unique characteristics of royalties may provide royalty holders with special commercial benefits not available to the property owner because the royalty holder may enjoy the upside potential of the property with reduced risk.

Revenue-based Royalties: The majority of royalty revenues that Franco-Nevada receives are royalties based on revenues from the value of production. The key types of revenue-based royalties are described in general terms below:

Net Smelter Return (“NSR”) royalties are based on the value of production or net proceeds received by the operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the royalty agreement. For gold royalties, the deductions are generally minimal, while for base metal projects the deductions can be much more substantial. This type of royalty generally provides cash flow that is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gross Royalties (“GR”) or Gross Overriding Royalties (“GORR”) are based on the total revenue stream from the sale of production from the property with few, if any, deductions. Some contracts refer to gross proceeds (“GP”) which have been characterized as comparable to GRs in this document.

Overriding Royalties (“ORR”) and Lessor or Freehold Royalties (“FH”) are based on the proceeds from gross production and are usually free of any operating, capital and environmental costs. These terms are usually applied in the oil and gas industry.

Profit-based Royalties: Franco-Nevada also receives a portion of its revenues from royalties that are calculated based on profits, as described below:

Net Profit Interest (“NPI”) is based on the profit realized after deducting costs related to production as set out in the royalty agreement. NPI payments generally begin after payback of capital costs. Although the royalty holder is generally not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and royalties payable.

Net Royalty Interest (“NRI”) is paid net of operating and capital costs similar to an NPI.

Fixed Royalties: Franco-Nevada has a small number of fixed royalties. These are royalties that are paid based on a set rate per tonne mined, produced or processed or even a minimum for a period of time rather than as a percentage of revenue or profits. These types of royalties are more common for iron ore, coal and industrial minerals and usually do not have exposure to changes in the underlying commodity price.

The royalty types listed above can include additional provisions that allow them to change character in different circumstances or have varying rates. Some examples are as follows:

Minimum Royalty (“MR”) is a provision included in some royalties that requires fixed payments at a certain level even if the project is not producing, or the project is producing at too low a rate to achieve the minimum.

Advance Minimum Royalty (“AMR”) is similar to an MR except that, once production begins, the minimum payments already paid are often credited against subsequent royalty payments from production that exceeds the minimum.

Sliding Scale Royalty (“Sliding Scale” or “ss”) refers to royalties where the royalty percentage is variable. Generally, this royalty percentage is indexed to metal prices or a production threshold. Generally, a minimum or maximum percentage would be applied to such a royalty.

Capped Royalty (“Capped”) refers to royalties that expire or cease payment after a particular cumulative royalty amount has been paid or a set production volume threshold or time period has been reached.

Royalties can be commodity specific and, for instance, apply only to gold or hydrocarbons or have varying royalty structures for different commodities from the same property. Royalties can be restricted or varied by metallurgy, ore type or even by stratigraphic horizon. Generally, the contract terms for royalties in the oil and gas business are more standardized than those found in the mining business.

Streams: Streams are distinct from royalties. They are metal purchase agreements where, in exchange for an upfront deposit and ongoing payments for metal delivered, the holder purchases all or a portion of one or more metals produced from a mine, at a preset price. In the case of gold, the agreements typically provide for the purchase price to be the spot price at the time of delivery with a fixed price per ounce (typically the lesser of (i) $400 per ounce with a small inflationary adjustment and (ii) the spot price at the time of delivery) or a percentage of the spot price for gold payable in cash (the “Ongoing Price”) and the balance paid by applying the upfront deposit. Once the upfront deposit is fully applied, the purchase price is the Ongoing Price. Precious metals streams are well suited to co-product production providing incentive to the operator to produce the precious metals. Because streams can also be used as a form of financing a project, the stream structure may also help maintain the borrowing capacity for the project. Streams can provide higher leverage to commodity price changes when structured with a fixed purchase price per ounce.

Working Interests (“WI”): A working interest is significantly different than a royalty or stream in that a holder of a WI owns an undivided possessory interest in the land or leasehold itself, and is liable for its share of capital, operating and environmental costs, usually in proportion to its ownership percentage, and it receives its pro-rata share of revenue. Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs.

Example Economics of a Royalty (NSR or NPI) versus a Stream

The example below compares the relative value per ounce to Franco-Nevada of an NSR, a stream or an NPI or WI. Assume for one ounce of gold, a sales price of $1,950, a “stream cost”(1) of $400 per ounce and that the “all-in sustaining cost”(2) of the mine is $1,335 per ounce.

				Developed
	NSR	Stream		NPI or WI
One ounce sold at	$1,950	$1,950		$1,950
Applicable cost	—	$400	(1)	$1,335	(2)
Margin for calculation	$1,950	$1,550		$615

NSR, Stream or NPI %	4%	4%		4%
Revenue per ounce to FNV	$78	$62		$25
Value relative to an NSR	1x	0.79x		0.32x

(1)	Franco-Nevada’s streams have various ongoing costs. In some cases, it is $400 per ounce plus a 1% annual increment, in other cases it is 20% of the spot price of gold. For each stream, Franco-Nevada indicates the detail for ongoing costs.
(2)	For applicable costs for a developed NPI or WI, Franco-Nevada is, for illustrative purposes, assuming Barrick Gold Corporation’s (“Barrick”) 2023 all-in sustaining cash cost measure, as Barrick is the operator of two assets at which Franco-Nevada has NPI interests.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties in which Franco-Nevada holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at March 8, 2024 (except where stated otherwise), and none of this information has been independently verified by Franco-Nevada. Specifically, as a royalty or stream holder, Franco-Nevada has limited, if any, access to properties included in its asset portfolio. Additionally, Franco-Nevada may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Franco-Nevada is dependent on the operators of the properties and their qualified persons to provide information to Franco-Nevada or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Franco-Nevada holds royalty, stream or other interests and generally has limited or no ability to independently verify such information. Although Franco-Nevada does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Franco-Nevada’s royalty, stream or other interest. Franco-Nevada’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral resources, mineral reserves and production of a property.

Except where otherwise noted, the disclosure in this AIF relating to mineral resources and mineral reserves statements for individual properties is made as at December 31, 2023. In addition, such numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators may have been rounded by Franco-Nevada and, therefore, there may be some inconsistencies between the significant digits presented in this AIF and the information publicly disclosed by owners and operators.

As at December 31, 2023, Franco-Nevada considers its stream interest in the Candelaria mine to be its only material mining project for the purposes of NI 43-101. Cobre Panamá has been a material mining project in prior years but is currently on P&SM. Please refer to “Cobre Panamá Updates – Panamá” on page 10 of this AIF for further information on the status of Cobre Panamá. As Cobre Panamá was in production for most of 2023, Franco-Nevada is providing NI 43-101 disclosure for Cobre Panamá but does not expect to do so in future years unless there is a resumption of operations at Cobre Panamá. Franco-Nevada will continue to assess the materiality of its assets, with respect to developments affecting existing assets and as new assets are acquired or move into production. During 2024, Franco-Nevada intends to continue to evaluate whether the inclusion of the Summary of Mineral Resources and Mineral Reserves contained in this AIF should be continued to be included going forward. For additional information, please refer to Franco-Nevada’s most recent Asset Handbook which can be found on our website.

Information contained in this AIF with respect to each of the Candelaria mine and the Cobre Panamá mine has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

The disclosure contained in this AIF of a scientific or technical nature for the Candelaria mine is based on (i) the technical report entitled “Technical Report for the Candelaria Copper Mining Complex, Atacama Region, Region III, Chile” dated February 22, 2023 which technical report was prepared for Lundin and filed under Lundin’s SEDAR profile on February 22, 2023 (the “Candelaria Technical Report”); and (ii) the information disclosed in the annual information form of Lundin dated February 21, 2024 and filed under Lundin’s SEDAR profile on February 21, 2024.

The technical and scientific disclosure contained in this AIF for the Cobre Panamá mine is based on (i) the technical report entitled “Cobre Panamá Project -- Colón Province, Republic of Panamá -- NI 43-101 Technical Report” and dated March 2019, which was prepared for First Quantum and filed under First Quantum’s SEDAR profile on March 29, 2019 (“Cobre Panamá Technical Report”); (ii) the information disclosed in the annual information form of First Quantum dated March 28, 2023 and filed under First Quantum’s SEDAR profile on March 28, 2023; and (iii) the management’s discussion and analysis of First Quantum for the year ended December 31, 2023 and filed under First Quantum’s SEDAR profile on February 20, 2024.

The technical and scientific information contained in this AIF including relating to the Candelaria mine and the Cobre Panamá mine was reviewed and approved in accordance with NI 43-101 by Amri Sinuhaji, P.Eng., Vice President, Mining of the Corporation and a “Qualified Person” as defined in NI 43-101.

Reconciliation to CIM Definitions

In this AIF, Franco-Nevada has disclosed a number of Mineral Resource and Mineral Reserve estimates covering properties related to mining assets that are not based on Canadian Institute of Mining, Metallurgy and Petroleum definitions (“CIM”), but have instead been prepared in reliance upon other comparable international reporting codes, including JORC (Australia), SAMREC (South Africa) and Regulation S-K 1300 (collectively, the “Acceptable Foreign Codes”). Similar to the CIM, reporting standards adopted by these Acceptable Foreign Codes are all compliant with the international Mineral Resource and Mineral Reserve Guidelines defined by the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”).

In each case, the Mineral Resources and Mineral Reserves reported in this AIF are based on estimates previously disclosed by the relevant property owner or operator, without reference to the underlying data used to calculate the estimates. Accordingly, Franco-Nevada is unable to reconcile the Mineral Resource and Mineral Reserve estimates prepared in reliance with the Acceptable Foreign Codes with that of CIM. Franco-Nevada sought confirmation from one of its technical advisory firms, that is comprised of engineers experienced in the preparation of Mineral Resource and Mineral Reserve estimates using CIM and each of the Acceptable Foreign Codes, of the extent to which an estimate prepared under an Acceptable Foreign Code would differ from that prepared under CIM. Franco-Nevada was advised that CIM are largely comparable to those of the Acceptable Foreign Codes and that the Mineral Resource and Mineral Reserve definitions and categories are similar to CIM as adopted in NI 43-101 and will typically result in reporting of substantially similar Mineral Resource and Mineral Reserve estimates. Such advisors further confirmed, without reference to the procedures in which the estimates prepared using Acceptable Foreign Codes that are reproduced in this AIF were conducted, that in the course of their preparation of a Mineral Resource or Mineral Reserve estimate they would effectively apply similar procedures to prepare and report the Mineral Resource or Mineral Reserve estimate regardless of the reliance on CIM or any of the Acceptable Foreign Codes.

FRANCO-NEVADA’S ASSETS

Franco-Nevada’s assets are categorized by commodity and stage of development. By commodity, assets are characterized as “Precious Metals” or “Diversified”. Precious Metals includes gold, silver, and PGM assets. Diversified includes iron ore, other mining and energy assets (which encompass oil, gas and natural gas liquids). “Producing” assets are those that have generated revenue from steady-state operations for Franco-Nevada or are expected to in the next year. “Advanced” assets are interests on projects which are not yet producing but where, in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. “Exploration” assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable.

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i)

Geology: there is a known mineral deposit which contains mineral resources or mineral reserves; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral resources or mineral reserves.

(ii)

Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

For accounting purposes, the number of assets has been counted in different manners depending on the category. Royalties on a producing or advanced property are generally counted as a single asset even if Franco-Nevada has multiple different royalties on the property, such as at the Goldstrike complex. Streams covering a group of mines in close proximity and operated by a common operator, such as the Sudbury streams, have also been counted as one asset. However, royalties and streams on producing properties that have significant co-products have been counted twice, such as the Robinson royalties for gold and copper or the Sudbury streams for gold and PGM. Exploration royalties are simply counted by the number of royalty contracts and no effort has been made to consolidate royalties on the same property. Franco-Nevada’s energy interests are subdivided into Producing Assets, which are assets that are currently producing oil or natural gas, or Exploration Assets, which are undeveloped assets that are not producing oil or natural gas. Franco-Nevada’s energy interests consist of a variety of royalty interests and working interests which are derived from a large number of underlying leases, contractual agreements and mineral title covering land positions primarily in western Canada and Oklahoma, North Dakota, Pennsylvania, Louisiana and Texas in the United States. For accounting purposes, these leases, contracts and mineral title have been grouped into distinct land areas and tabulated as individual assets. In many cases, Franco-Nevada owns multiple royalties or working interests that pertain to the same land area, and in these circumstances, the interests are counted as a single asset.

As of March 15, 2024, Franco-Nevada estimates that it holds 240 Precious Metals assets and 192 Diversified assets for a total of 432 assets.

Franco-Nevada Asset Tabulation at March 15, 2024
	Precious Metals	Diversified	TOTAL
Producing	46	70	116
Advanced	33	9	42
Exploration	161	113	274
TOTAL	240	192	432

Summary of Mineral Resources and Mineral Reserves

The Mineral Resources and Mineral Reserves tabulated in this AIF reflect the most recent publicly disclosed figures by the operators of the assets (converted to a 100% basis where appropriate) in which Franco-Nevada has interests. However, Franco-Nevada’s interests often do not cover the entire Mineral Resource and Mineral Reserve that is publicly reported by the operator. This could be a result of the underlying agreement not applying to the entire property or due to the underlying agreement not applying to 100% of the disclosed Mineral Resources and Mineral Reserves. In such cases, Franco-Nevada is reporting either that portion of the Mineral Resource and Mineral Reserve covered by its interests or is providing its best approximation as to the percentage covered by Franco-Nevada’s interests.

		Gold Mineral Resources - Inclusive of Mineral Reserves							Gold Mineral Resources			Est. % of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Inferred			Resources Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained	by FNV Interest
GOLD - SOUTH AMERICA	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz
Candelaria	3,4	806,007	0.13	3,402	563,841	0.14	2,493	5,895	216,677	0.09	606	80%
Antapaccay	5	316,000	0.07	734	868,000	0.08	2,137	2,871	102,000	0.05	164	100%
Condestable	6	40,200	0.21	271	43,300	0.20	278	537	12,900	0.19	79	100%
Sossego	1,7	173,100	0.14	755	235,700	0.13	1,010	1,765	23,000	0.10	74	varies by deposit
Cerro Moro	1,8	600	7.06	136	1,300	6.82	285	422	700	8.66	192	90%
Salares Norte	1,9	—	—	—	21,211	5.35	3,646	3,646	946	1.91	58	100%
Cascabel	10	1,576,000	0.35	17,500	2,159,000	0.20	13,700	31,200	853,000	0.20	5,400	100%
Tocantinzinho	11	17,609	1.49	841	30,505	1.29	1,261	2,102	1,580	0.99	50	100%
Posse (Mara Rosa)	12	13,600	1.20	510	18,700	1.10	640	1,150	100	0.52	2	100%
Taca Taca	13	421,500	0.14	1,853	1,781,800	0.07	4,200	6,052	716,900	0.05	1,183	100%
CentroGold (Gurupi)	14	—	—	—	29,200	1.82	1,705	1,705	10,400	1.71	572	100%
Calcatreu	15	—	—	—	9,841	2.11	669	669	8,078	1.34	348	100%
San Jorge	16	79,518	0.22	584	104,091	0.19	626	1,211	11,235	0.16	59	100%
Pascua-Lama	17	43,000	1.86	2,600	390,000	1.49	19,000	21,000	15,000	1.70	860	80%
Volcan	18	123,979	0.70	2,792	339,274	0.64	7,013	9,804	75,018	0.52	1,246	100%
GOLD - CENTRAL AMERICA & MEXICO
Guadalupe-Palmarejo	1,2,19	8,960	2.25	648	21,845	2.05	1,443	2,090	3,817	3.11	381	90%
GOLD - UNITED STATES
Carlin Trend	20	13,496	1.37	602	260,163	3.18	26,016	26,016	99,187	3.20	10,081	34%
Marigold	1,21	—	—	—	287,910	0.50	4,603	4,603	27,360	0.42	370	96%
Bald Mountain	1,22	8,381	0.70	189	260,601	0.50	3,986	4,175	49,041	0.30	489	99%
Mesquite	1,2,23	247	1.13	9	56,890	0.55	1,006	1,016	47,682	0.33	510	100%
Castle Mountain	1,24	85,691	0.55	1,515	246,442	0.52	4,123	5,638	69,890	0.63	1,422	100%
Fire Creek/Midas	1,2,25	2	17.14	1	172	15.34	85	86	69,473	1.43	3,185	100%
Hollister	1,2,26	16	19.05	10	64	19.59	40	50	582	14.58	273	100%
Stibnite Gold	1,27	—	—	—	148,159	1.33	6,317	6,317	52,128	0.96	1,611	100%
Sandman	28	—	—	—	18,550	0.73	433	433	3,246	0.58	61	34%
Robinson	29	317,942	0.18	1,840	40,173	0.15	194	2,072	11,942	0.18	69	100%
Nevada North (Wildcat & Mountain View)	30	—	—	—	88,623	0.46	1,324	1,324	26,611	0.32	270	100%
Sleeper	31	4,902	0.54	85	158,337	0.36	1,812	1,897	119,909	0.31	1,214	100%
GOLD - CANADA
Detour Lake	1,32	149,564	0.97	4,664	1,398,167	0.74	33,218	37,883	80,128	1.05	2,717	100%
Sudbury	33	not available			not available			—	not available			not available
Hemlo	34	980	4.40	140	61,000	1.58	3,100	3,200	7,700	2.50	620	20%
Brucejack	1,35	—	—	—	13,300	8.42	3,600	3,600	12,100	10.35	4,000	100%
Kirkland Lake	1,36	508	13.16	215	21,314	5.31	3,640	3,856	23,582	4.15	3,144	100%
Dublin Gulch (Eagle)	37	35,237	0.62	705	197,960	0.57	3,596	4,304	29,595	0.52	497	100%
Musselwhite	1,38	4,100	6.07	800	5,100	6.10	1,000	1,800	1,200	4.96	200	100%
Timmins West	1,39	2,800	2.83	254	4,200	2.95	398	652	800	3.06	79	100%
Gold River	1,40	—	—	—	700	5.29	117	117	5,300	6.06	1,027	100%
Canadian Malartic	1,41	45,474	0.58	852	97,190	2.24	7,001	7,853	53,410	2.06	3,545	30%
Island Gold	1,42	1,165	10.55	395	6,598	9.65	2,046	2,441	7,857	14.58	3,682	75%
Golden Highway - Holt Complex	1,43	5,806	4.29	800	5,884	4.75	898	1,699	9,097	4.48	1,310	100%
Golden Highway - Hislop	1,44	—	—	—	1,337	4.00	173	173	804	3.80	97	100%
Golden Highway - Aquarius	1,45	—	—	—	23,112	1.49	1,106	1,106	502	0.87	14	100%
Magino	46	48,800	0.99	1,556	102,000	0.92	3,001	4,557	31,600	0.83	843	100%
Greenstone (Hardrock)	1,47	5,623	1.28	232	145,464	1.45	6,776	7,008	24,949	3.83	3,072	100%
Valentine Gold	48	29,226	2.19	2,059	35,398	1.67	1,897	3,955	20,752	1.65	1,100	100%
Eskay Creek	49	28,648	3.37	3,106	23,252	1.71	1,275	4,380	924	2.26	67	100%
Red Lake (McFinley)	50	—	—	—	2,130	4.63	317	317	1,780	3.84	220	100%
Courageous Lake	51	6,007	2.84	548	139,167	2.34	10,449	10,997	44,737	2.67	3,841	100%
Goldfields	52	—	—	—	23,200	1.31	980	980	7,100	0.92	211	100%
Monument Bay	53	—	—	—	36,581	1.52	1,787	1,787	41,946	1.32	1,781	100%
Red Mountain	54	1,920	8.81	544	1,271	5.85	239	783	405	5.32	69	100%
Fenelon-Martiniere	55	—	—	—	30,702	3.09	3,054	3,054	24,680	2.96	2,351	100%
Spences Bridge (Shovelnose)	56	—	—	—	2,983	6.38	612	612	1,331	3.89	166	100%
Wawa	57	—	—	—	1,307	5.47	230	230	2,716	5.39	471	100%
Kerr-Addison	58	—	—	—	32,500	1.70	1,800	1,800	79,100	1.32	3,400	100%
Clarence Stream	59	—	—	—	12,396	2.31	922	922	15,963	2.60	1,334	100%
GOLD - AUSTRALIA
Duketon	60	21,000	0.86	580	32,000	1.22	1,260	1,850	12,000	1.58	610	84%
Matilda (Wiluna)	61	2,140	4.21	290	19,100	2.80	1,719	2,009	28,720	3.85	3,558	100%
South Kalgoorlie	62	2,184	3.60	253	10,503	3.23	1,090	1,338	7,638	3.64	894	100%
Yandal (Bronzewing)	63	20,230	1.50	996	49,773	1.80	2,886	3,882	9,864	1.60	518	47%
Aphrodite	64	—	—	—	17,614	2.05	1,163	1,163	7,892	1.97	500	100%
Red October	65	105	8.40	28	608	5.37	105	133	4,992	3.74	600	100%
Henty	66	—	—	—	1,800	4.50	257	257	900	4.00	111	100%
Bullabulling	67	—	—	—	68,805	0.99	2,190	2,190	26,595	1.19	1,020	50%
Rebecca	68	—	—	—	27,000	1.27	1,100	1,100	6,500	1.20	240	100%
Edna May	69	870	1.68	47	23,000	0.99	730	774	7,200	1.12	260	2%
Glenburgh	70	—	—	—	13,500	1.00	431	431	2,800	0.90	79	100%
GOLD - REST OF WORLD
MWS	71	68,300	0.22	473	165,200	0.25	1,315	1,789	—	—	—	fixed interest
Sabodala-Massawa Complex	72	22,300	1.18	843	83,800	2.04	5,490	6,333	19,900	2.16	1,380	47%
Tasiast	1,73	66,334	1.10	2,356	94,763	1.52	4,628	6,985	19,551	2.40	1,504	100%
Subika (Ahafo)	1,74	40,100	1.71	2,200	82,600	2.41	6,400	8,600	19,900	2.50	1,600	41%
Karma	75	300	0.40	4	47,700	1.24	1,894	1,898	16,200	1.30	679	100%
Edikan	76	15,600	1.07	534	32,100	1.07	1,100	1,634	5,200	1.69	283	100%
Kiziltepe	77	600	3.01	58	698	2.33	52	110	1,180	2.09	79	100%
Seguela	1,78	440	2.05	29	15,990	2.93	1,506	1,535	3,050	2.50	245	100%
Perama Hill	79	3,093	4.15	412	10,973	2.73	962	1,374	16,006	1.53	787	100%
Agi Dagi	1,80	2,516	0.74	60	104,453	0.63	2,132	2,192	19,551	0.52	330	100%
Sissingue	81	1,300	1.12	47	1,000	1.49	49	96	100	1.30	3	100%
TOTAL GOLD MINERAL RESOURCES*				62,957			241,736	303,486			85,966

*Total excludes Cobre Panamá and New Prosperity

		Gold Mineral Reserves									Est. % of Mineral
		Proven			Probable			Proven & Probable			Reserves Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	by FNV Interest
GOLD - SOUTH AMERICA	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz
Candelaria	3,4	402,610	0.11	1,465	220,664	0.11	769	623,274	0.11	2,235	80%
Antapaccay	5	227,000	0.07	511	232,000	0.07	522	459,000	0.07	1,033	100%
Condestable	6	18,800	0.24	145	20,700	0.18	120	39,500	0.21	267	100%
Sossego	7	7,600	0.26	64	78,600	0.18	455	86,200	0.19	518	100%
Cerro Moro	8	500	6.33	110	700	8.18	192	1,200	7.41	302	95%
Salares Norte	9	—	—	—	18,381	5.84	3,454	18,381	5.84	3,454	100%
Cascabel	10	457,500	0.61	8,900	82,200	0.23	600	539,700	0.54	9,400	100%
Tocantinzinho	11	17,973	1.46	842	30,703	1.22	1,200	48,676	1.31	2,042	100%
Posse (Mara Rosa)	12	11,791	1.20	456	12,014	1.20	446	23,805	1.20	902	100%
Taca Taca	13	408,300	0.13	1,750	1,350,200	0.08	3,337	1,758,500	0.09	5,087	100%
CentroGold (Gurupi)	14	—	—	—	20,000	1.70	1,100	20,000	1.70	1,100	100%
Calcatreu	15	—	—	—	—	—	—	—	—	—	100%
San Jorge	16	—	—	—	—	—	—	—	—	—	100%
Pascua-Lama	17	—	—	—	—	—	—	—	—	—	80%
Volcan	18	—	—	—	—	—	—	—	—	—	100%
GOLD - CENTRAL AMERICA & MEXICO
Guadalupe-Palmarejo	2,19	3,813	2.06	252	7,784	2.07	517	11,596	2.06	769	92%
GOLD - UNITED STATES
Carlin Trend	20	6,016	1.80	358	128,455	3.73	15,285	133,333	3.64	15,772	34%
Marigold	21	—	—	—	169,300	0.47	2,863	169,300	0.47	2,863	96%
Bald Mountain	22	638	0.50	9	27,628	0.50	480	28,265	0.50	489	100%
Mesquite	2,23	227	1.23	9	27,979	0.64	575	28,205	0.64	584	100%
Castle Mountain	24	84,910	0.55	1,498	172,990	0.48	2,670	257,900	0.51	4,168	100%
Fire Creek/Midas	2,25	—	—	—	—	—	—	—	—	—	100%
Hollister	2,26	—	—	—	—	—	—	—	—	—	100%
Stibnite Gold	27	—	—	—	104,625	1.43	4,816	104,625	1.43	4,816	100%
Sandman	28	—	—	—	—	—	—	—	—	—	34%
Robinson	29	110,513	0.15	533	8,860	0.12	34	119,374	0.15	576	100%
Nevada North (Wildcat & Mountain View)	30	—	—	—	—	—	—	—	—	—	100%
Sleeper	31	—	—	—	—	—	—	—	—	—	100%
GOLD - CANADA
Detour Lake	32	118,703	0.85	3,230	700,346	0.74	16,698	819,049	0.76	19,928	100%
Sudbury	33	not available			not available			not available			not available
Hemlo	34	760	4.49	110	33,000	1.53	1,600	34,000	1.60	1,700	20%
Brucejack	35	—	—	—	11,500	8.44	3,100	11,500	8.44	3,100	100%
Kirkland Lake	36	250	16.05	129	4,818	12.96	2,007	5,068	13.12	2,137	100%
Dublin Gulch (Eagle)	37	21,100	0.68	464	96,600	0.63	1,943	117,700	0.64	2,407	100%
Musselwhite	38	3,200	6.78	700	3,800	6.30	800	7,000	6.52	1,500	100%
Timmins West	39	2,400	2.68	207	3,000	2.70	260	5,400	2.69	467	100%
Gold River	40	—	—	—	—	—	—	—	—	—	100%
Canadian Malartic	41	45,474	0.58	852	92,337	2.28	6,757	137,811	1.72	7,609	30%
Island Gold	42	780	10.42	261	4,431	10.27	1,464	5,210	10.30	1,725	80%
Golden Highway - Holt Complex	43	—	—	—	—	—	—	—	—	—	100%
Golden Highway - Hislop	44	—	—	—	—	—	—	—	—	—	100%
Golden Highway - Aquarius	45	—	—	—	—	—	—	—	—	—	100%
Magino	46	26,300	1.24	1,044	37,000	1.11	1,317	63,300	1.16	2,361	100%
Greenstone (Hardrock)	47	5,623	1.28	232	129,700	1.27	5,307	135,323	1.27	5,539	100%
Valentine Gold	48	23,360	1.89	1,430	28,220	1.40	1,270	51,580	1.62	2,700	100%
Eskay Creek	49	27,954	3.00	2,657	11,889	1.80	680	39,843	2.60	3,336	100%
Red Lake (McFinley)	50	—	—	—	400	5.66	78	400	5.66	78	100%
Courageous Lake	51	2,000	3.50	200	31,900	2.60	2,600	33,900	2.60	2,800	100%
Goldfields	52	—	—	—	—	—	—	—	—	—	100%
Monument Bay	53	—	—	—	—	—	—	—	—	—	100%
Red Mountain	54	2,194	6.68	471	351	5.51	62	2,545	6.52	534	100%
Fenelon-Martiniere	55	—	—	—	—	—	—	—	—	—	100%
Spences Bridge (Shovelnose)	56	—	—	—	—	—	—	—	—	—	100%
Wawa	57	—	—	—	—	—	—	—	—	—	100%
Kerr-Addison	58	—	—	—	—	—	—	—	—	—	100%
Clarence Stream	59	—	—	—	—	—	—	—	—	—	100%
GOLD - AUSTRALIA
Duketon	60	12,000	0.62	240	14,000	1.58	710	26,000	1.14	950	88%
Matilda (Wiluna)	61	—	—	—	5,379	2.00	345	5,379	2.00	345	100%
South Kalgoorlie	62	550	3.96	70	1,785	4.40	250	2,335	4.30	320	100%
Yandal (Bronzewing)	63	12,204	1.50	596	29,019	1.80	1,724	41,223	1.80	2,320	44%
Aphrodite	64	—	—	—	2,782	3.60	322	2,782	3.60	322	100%
Red October	65	—	—	—	—	—	—	—	—	—	100%
Henty	66	—	—	—	983	3.60	115	983	3.60	115	100%
Bullabulling	67	—	—	—	—	—	—	—	—	—	50%
Rebecca	68	—	—	—	—	—	—	—	—	—	100%
Edna May	69	30	1.01	1	150	3.32	16	180	2.93	17	2%
Glenburgh	70	—	—	—	—	—	—	—	—	—	100%
GOLD - REST OF WORLD
MWS	71	14,200	0.27	123	165,100	0.25	1,308	179,300	0.25	1,431	fixed interest
Sabodala-Massawa Complex	72	19,200	1.14	705	43,600	2.41	3,381	62,800	2.02	4,086	47%
Tasiast	73	56,719	1.10	2,072	45,827	2.00	2,982	102,546	1.50	5,055	100%
Subika (Ahafo)	74	36,900	1.73	2,100	49,800	1.88	3,000	86,700	1.82	5,100	65%
Karma	75	300	0.40	4	5,200	0.93	154	5,500	0.90	158	100%
Edikan	76	7,400	1.07	255	13,900	1.15	516	21,300	1.13	771	100%
Kiziltepe	77	466	2.06	31	451	2.65	38	926	2.39	71	100%
Seguela	78	440	2.06	29	11,330	3.09	1,125	11,760	3.05	1,154	100%
Perama Hill	79	3,116	4.08	409	7,176	2.54	586	10,292	3.01	995	100%
Agi Dagi	80	1,450	0.76	36	52,911	0.66	1,130	54,361	0.67	1,166	100%
Sissingue	81	1,100	1.24	44	600	1.59	32	1,800	1.30	75	100%
TOTAL GOLD MINERAL RESERVES*				35,602			103,113			138,749

*Total excludes Cobre Panamá

		Silver Mineral Resources - Inclusive of Mineral Reserves										Est. % of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Silver Inferred Mineral Resources			Resources Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained	by FNV Interest
Silver	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz
Candelaria	4,82	806,007	1.88	48,765	563,841	2.09	37,837	86,602	216,677	0.91	6,314	80%
Antapaccay	83	316,000	1.44	14,648	868,000	1.92	53,682	68,330	102,000	1.05	3,436	100%
Antamina	1,84,85	366,200	9.97	117,342	532,900	12.12	207,644	324,713	1,186,000	11.30	429,625	22.5%
Condestable	86	40,200	4.18	5,402	43,300	3.15	4,385	9,799	12,900	2.29	950	100%
Cerro Moro	1,87	600	352.51	6,800	1,300	303.86	12,700	19,500	700	220.00	4,900	90%
Salares Norte	1,88	—	—	—	21,211	65.45	44,636	44,636	946	17.46	531	100%
Cascabel	89	1,576,000	1.16	58,600	1,437,000	0.71	32,700	91,300	607,000	0.56	11,000	100%
Calcatreu	90	—	—	—	9,841	19.83	6,275	6,275	8,078	13.09	3,399	100%
Fire Creek/Midas	1,2,91	2	240.00	14	172	97.99	543	557	69,472	5.98	13,348	100%
Eskay Creek	92	28,648	89.45	82,391	23,252	32.97	24,644	107,035	924	30.36	902	100%
Nevada North (Wildcat & Mountain View)	93	—	—	—	88,623	3.45	9,840	9,840	26,611	2.60	2,224	100%
Spences Bridge (Shovelnose)	94	—	—	—	2,983	34.13	3,273	3,273	1,131	16.90	725	100%
Sleeper	95	4,902	3.61	570	158,337	4.06	20,661	21,231	119,909	2.45	9,454	100%
TOTAL SILVER MINERAL RESOURCES*				334,532			458,820	793,090			486,808

*Total excludes Cobre Panamá

		Silver Mineral Reserves									Est. % of Mineral
		Proven			Probable			Proven & Probable			Reserves Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	by FNV Interest
Silver	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz
Candelaria	4,82	402,610	1.55	20,076	220,664	1.69	12,021	623,274	1.60	32,095	80%
Antapaccay	83	227,000	1.10	8,028	232,000	1.30	9,697	459,000	1.20	17,725	100%
Antamina	84,85	138,800	9.40	42,066	87,300	12.80	36,025	226,200	10.70	77,818	22.5%
Condestable	86	18,800	4.82	2,913	20,700	3.50	2,329	39,500	4.13	5,245	100%
Cerro Moro	87	500	330.00	5,700	700	237.00	5,600	1,200	276.00	11,300	95%
Salares Norte	88	—	—	—	18,381	71.35	42,164	18,381	71.35	42,164	100%
Cascabel	89	457,500	1.70	24,900	82,200	1.20	3,100	539,700	1.60	28,000	100%
Calcatreu	90	—	—	—	—	—	—	—	—	—	100%
Fire Creek/Midas	2,91	—	—	—	—	—	—	—	—	—	100%
Eskay Creek	92	27,954	80.90	72,661	11,889	40.10	15,308	39,843	68.70	87,969	100%
Nevada North (Wildcat & Mountain View)	93	—	—	—	—	—	—	—	—	—	100%
Spences Bridge (Shovelnose)	94	—	—	—	—	—	—	—	—	—	100%
Sleeper	95	—	—	—	—	—	—	—	—	—	100%
TOTAL SILVER MINERAL RESERVES*				176,344			126,244			302,315

*Total excludes Cobre Panamá

		PGM Mineral Resources - Inclusive of Mineral Reserves										Est. % of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	PGM Inferred Mineral Resources			Resources Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained	by FNV Interest
PGM	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz
Stillwater	96	44,500	15.20	21,700	49,100	14.20	22,400	44,100	113,800	11.90	43,700	98%
Sudbury	97	not available			not available				not available			not available
Eagle's Nest	98	4,727	5.19	789	4,288	4.48	618	1,408	6,750	4.35	943	100%
Marathon (Sally)	99	—	—	—	24,801	0.62	494	494	14,019	0.48	218	100%
Pandora	100	22,195	4.81	3,415	147,317	4.60	21,707	25,122	21,220	4.72	3,171	80%
TOTAL PGM MINERAL RESOURCES				25,903			45,219	71,123			48,032

		PGM Mineral Reserves									Est. % of Mineral
		Proven			Probable			Proven & Probable			Reserves Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	by FNV Interest
PGM	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz
Stillwater	96	10,900	13.50	4,800	49,500	13.60	21,500	60,400	13.50	26,300	98%
Sudbury	97	not available			not available			not available			not available
Eagle's Nest	98	—	—	—	—	—	—	—	—	—	100%
Marathon (Sally)	99	—	—	—	—	—	—	—	—	—	100%
Pandora	100	2,195	4.20	244	19,756	4.08	2,683	21,951	4.09	2,927	80%
TOTAL PGM MINERAL RESERVES				5,044			24,183			29,227

		Copper Mineral Resources - Inclusive of Mineral Reserves										Est. % of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Copper Inferred Mineral Resources			Resources Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained	by FNV Interest
Copper	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs
Sossego	1,101	173,100	0.75	2,877	235,700	0.75	3,897	6,792	23,000	0.80	406	varies by deposit
Cascabel	102	1,576,000	0.43	14,771	2,159,000	0.26	12,566	27,337	853,000	0.23	4,409	100%
NuevaUnion (Relincho)	1,103	895,400	0.29	5,657	1,440,400	0.33	10,411	16,068	724,700	0.36	5,752	100%
Taca Taca	104	421,500	0.60	5,606	1,781,800	0.39	15,229	20,835	716,900	0.31	4,863	100%
Caserones	105	390,547	0.34	2,961	1,111,318	0.26	6,473	9,434	186,215	0.22	908	100%
Vizcachitas	106	273,000	0.43	2,605	1,268,000	0.37	10,416	13,021	1,823,000	0.34	13,747	100%
Copper World/East Pit	107	888,000	0.43	8,418	317,000	0.38	2,656	11,157	275,000	0.32	1,940	100%
Robinson	108	317,942	0.47	3,261	40,173	0.34	305	3,566	11,942	0.38	100	100%
TOTAL COPPER MINERAL RESOURCES				46,156			61,953	108,210			32,125

		Copper Mineral Reserves									Est. % of Mineral
		Proven			Probable			Proven & Probable			Reserves Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	by FNV Interest
Copper	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs
Sossego	101	7,600	0.84	141	78,600	0.55	953	86,200	0.58	1,102	100%
Cascabel	102	457,500	0.63	6,393	82,200	0.36	661	539,700	0.60	7,055	100%
NuevaUnion (Relincho)	103	576,400	0.34	4,320	977,400	0.36	7,757	1,553,800	0.35	12,078	100%
Taca Taca	104	408,300	0.59	5,295	1,350,200	0.39	11,757	1,758,500	0.44	17,052	100%
Caserones	105	352,876	0.35	2,696	533,485	0.28	3,294	886,361	0.31	5,990	100%
Vizcachitas	106	302,247	0.41	2,714	917,685	0.34	6,908	1,219,932	0.36	9,623	100%
Copper World/East Pit	107	319,000	0.54	3,798	66,000	0.52	757	385,000	0.54	4,583	100%
Robinson	108	110,513	0.42	1,025	8,860	0.28	54	119,374	0.41	1,079	100%
TOTAL COPPER MINERAL RESERVES				26,382			32,141			58,562

		Nickel Mineral Resources - Inclusive of Mineral Reserves										Est. % of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Nickel Inferred Mineral Resources			Resources Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained	by FNV Interest
Nickel	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs
Falcondo	109	40,500	1.42	1,268	31,100	1.53	1,049	2,320	4,900	1.40	151	100%
Eagle's Nest	110	4,727	2.24	233,690	4,288	1.49	141,096	374,785	6,750	1.67	249,122	100%
Crawford	111	1,097,100	0.24	5,904	1,464,700	0.23	7,402	13,306	1,693,200	0.22	8,215	100%
Mt Keith	112	133,000	0.54	1,583	67,000	0.52	768	2,351	24,000	0.52	275	100%
TOTAL NICKEL MINERAL RESOURCES				242,445			150,315	392,763			257,764

		Nickel Mineral Reserves									Est. % of Mineral
		Proven			Probable			Proven & Probable			Reserves Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	by FNV Interest
Nickel	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs
Falcondo	109	44,900	1.28	1,267	26,300	1.36	789	71,200	1.31	2,056	100%
Eagle's Nest	110	—	—	—	—	—	—	—	—	—	100%
Crawford	111	994,000	0.24	5,172	721,000	0.20	3,183	1,715,000	0.22	8,356	100%
Mt Keith	112	71,000	0.58	908	4,000	0.56	49	75,000	0.58	957	100%
TOTAL NICKEL MINERAL RESERVES				7,347			4,021			11,369

		Chromite Mineral Resources - Inclusive of Mineral Reserves						Est. % of Mineral
		Measured (M)		Indicated (I)		Chromite Inferred Mineral Resources		Resources Covered
		Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	by FNV Interest
Chromite	Notes	000s	% Cr2O3	000s	% Cr2O3	000s	% Cr2O3
Ring of Fire	113	140,190	32.5	52,573	29.8	54,581	30.8	100%
TOTAL CHROMITE MINERAL RESOURCES		140,190		52,573		54,581

		Chromite Mineral Reserves						Est. % of Mineral
		Proven		Probable		Proven & Probable		Reserves Covered
		Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	by FNV Interest
Chromite	Notes	000s	% Cr2O3	000s	% Cr2O3	000s	% Cr2O3
Ring of Fire	113	—	—	—	—	—	—	100%
TOTAL CHROMITE MINERAL RESERVES*		—		—		—

*No Mineral Reserve estimate has been reported for the Ring of Fire

		Iron Ore Mineral Resources - Inclusive of Mineral Reserves						Est. % of Mineral
		Measured (M)		Indicated (I)		Iron Ore Inferred Mineral Resources		Resources Covered
		Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	by FNV Interest
Iron Ore	Notes	000s	% Fe	000s	% Fe	000s	% Fe
Vale (Northern & Southeastern System)	1,114	7,397,200	54.0	9,412,600	54.9	3,877,400	43.1	varies by system
LIORC	1,115,116	826,000	39.4	1,105,000	38.6	811,000	38.0	100%
TOTAL IRON ORE MINERAL RESOURCES		8,223,200		10,517,600		4,688,400

		Iron Ore Mineral Reserves						Est. % of Mineral
		Proven		Probable		Proven & Probable		Reserves Covered
		Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	by FNV Interest
Iron Ore	Notes	000s	% Fe	000s	% Fe	000s	% Fe
Vale (Northern & Southeastern System)	114	3,124,100	60.6	5,410,000	60.6	8,534,100	60.6	varies by system
LIORC	115,116	675,000	39.0	401,000	38.0	1,077,000	38.0	100%
TOTAL IRON ORE MINERAL RESERVES		3,799,100		5,811,000		9,611,100

Notes and Sources

●	All Mineral Resources and Mineral Reserves have been calculated in accordance with CIM or Acceptable Foreign Codes for the purposes of NI 43-101, including Regulation S-K 1300, JORC, or SAMREC guidelines
●	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability
●	Unless otherwise noted, Mineral Resources were reported by the operator inclusive of Mineral Reserves
●	Contained metal does not take into account recovery losses
●	Franco-Nevada's royalties or stream interests may not cover the operator's entire property or all estimated Mineral Resources and Mineral Reserves or a combination of both
●	The grade of platinum group elements has been reported by the operators as either the sum of the individual platinum group elements grades or the individual grades. In the cases where individual platinum group element grades have been reported, Franco-Nevada’s Qualified Person has calculated the sum of the platinum group element grades for presentation purposes
●	Mineral Resources and Mineral Reserves based on publicly disclosed information available as of March 8, 2024
●	The MRMR statement might have excluded depletion prior to this year's reporting
●	Rows and columns may not add up due to rounding

Inferred Resources are in addition to Measured and Indicated Resources, as described in the "Cautionary Note Regarding Mineral Resource and Mineral Reserve Estimates" section on page 2 of this AIF.

1	Mineral Resources reported by operator exclusive of Mineral Reserves. Franco-Nevada’s Qualified Person determined the inclusive Mineral Resources by adding the exclusive Measured and Indicated Mineral Resources to the Proven and Probable Reserves
2	Mineral Resources and Mineral Reserves are reported by the operator in non-metric units. Franco-Nevada’s Qualified Person calculated the metric conversion using 1 opt = 34.286 g/t, 1 short ton = 0.9018 metric tonnes, 1 oz = 31.1035 g
3	Lundin Mining Corporation; News Release, February 8, 2024
4	The stream agreement applies to 100% of the property, but only with respect to the ownership interest of Lundin Mining Corporation which indirectly owns 80% of the Candelaria Copper Mining Complex
5	Glencore plc; Resources & Reserves as at December 31, 2023
6	Southern Peaks Mining LP; Mineral Reserves: Email to Franco-Nevada (Barbados) Corporation, March 11, 2023, containing reserve declaration. Mineral Resources: Letter to Franco-Nevada (Barbados) Corporation, March 8, 2023, containing global, in situ, resource estimate
7	Vale S.A.; Form 20-F as filed with the Securities and Exchange Commission on April 12, 2023. Details of Vale's Participating Debentures are available on Vale's website
8	Pan American Silver Corporation; News Release, August 24, 2023 & Corporate Website
9	Gold Fields Limited; Mineral Resources and Mineral Reserves Supplement to the Integrated Annual Report, 2022
10	SolGold Plc.; News Release, February 16, 2024
11	G Mining Ventures Corp.; Corporate Presentation, February 2024
12	Hochschild Mining PLC; Annual Report & Accounts, April 28, 2023
13	First Quantum Minerals Ltd.; Annual Information Form, March 28, 2023
14	OZ Minerals Limited; ASX Release, December 21, 2022
15	Patagonia Gold Corp.; MD&A, November 29, 2023
16	Coro Mining Corporation; San Jorge Project NI 43-101 Technical Report, March 1, 2012
17	Barrick Gold Corporation; Press Release, February 8, 2024
18	Tiernan Gold Corp.; Corporate Presentation, August 2023
19	Coeur Mining, Inc.; News Release, February 20, 2024
20	Barrick Gold Corporation; Press Release, February 8, 2024. Carlin Trend includes Goldstrike, Gold Quarry and South Arturo as well as other properties where Franco-Nevada has no royalties or stream interests
21	SSR Mining Inc.; Mineral Reserve and Resource Tables as of December 31, 2023
22	Kinross Gold Corporation; News Release, February 14, 2024

23	Equinox Gold Corp.; Annual Information Form, February 22, 2024
24	Equinox Gold Corp.; Annual Information Form, February 22, 2024
25	Hecla Mining Company; News Release, February 14, 2024
26	Hecla Mining Company; News Release, February 14, 2024
27	Perpetua Resources Corp., Annual Report, April 6, 2023
28	Gold Bull Resources Corp.; News Release, July 31, 2023
29	KGHM Polska Miedź S.A.; Mineral Resources and Reserves Report, December 31, 2014
30	Integra Resources Corp.; Corporate Presentation, January 2024
31	Paramount Gold Nevada; Sleeper Gold-Silver Project SK 1300 Report, August 31, 2023
32	Agnico Eagle Mines Limited; News Release, February 15, 2024
33	KGHM does not provide updated Mineral Resource and Mineral Reserve estimates. As such, Franco-Nevada has chosen not to display the historical figure moving forward
34	Barrick Gold Corporation; Press Release, February 8, 2024
35	Newmont Corporation; News Release, February 22, 2024
36	Agnico Eagle Mines Limited; News Release, February 15, 2024
37	Victoria Gold Corp.; Eagle Gold Mine NI 43-101 Technical Report, April 10, 2023
38	Newmont Corporation; News Release, February 22, 2024
39	Pan American Silver Corp.; Annual Information Form, February 22, 2023, effective date R&R June 30, 2022
40	Pan American Silver Corp.; News Release, August 24, 2023
41	Agnico Eagle Mines Limited; News Release, February 15, 2024
42	Alamos Gold Inc.; News Release, February 20, 2024
43	Agnico Eagle Mines Limited; News Release, February 15, 2024
44	Agnico Eagle Mines Limited; News Release, February 15, 2024
45	Agnico Eagle Mines Limited; News Release, February 15, 2024
46	Argonaut Gold Inc.; News Release, March 30, 2023
47	Equinox Gold Corp.; Annual Information Form, February 22, 2024
48	Calibre Mining Corp.; Corporate Presentation, February 2024 & Marathon Gold Corporation; Valentine Gold Project NI 43-101 Techncial Report, November 30, 2022
49	Skeena Resources Limited; Eskay Creek Project NI 43-101 Technical Report, November 14, 2023
50	Evolution Mining Limited; ASX Announcement, February 14, 2024
51	Seabridge Gold Inc.; Courageous Lake NI 43-101 Technical Report, January 5, 2024
52	Fortune Bay Corp.; Corporate Presentation, January 2024
53	Agnico Eagle Mines Limited; News Release, February 16, 2023
54	Ascot Resources Ltd.; Annual Information Form, March 23 2023
55	Wallbridge Mining Company Limited; Detour-Fenelon Gold Trend Property NI 43-101 Technical Report, December 29, 2023
56	Westhaven Gold Corp.; Shovelnose Gold Property NI 43-101 Technical Report, Aug. 31, 2023
57	Red Pine Exploration Inc.; Wawa Gold Project NI 43-101 Technical Report, June 21, 2023
58	Gold Candle Ltd.; Kerr-Addison Project NI 43-101 Technical Report, Aug. 21, 2023
59	Galway Metals Inc.; Clarence Stream Project NI 43-101 Technical Report, June 8, 2022
60	Regis Resources Limited; ASX Announcement, June 20, 2023
61	Wiluna Mining Corporation Limited; ASX Announcement, February 16, 2024
62	Northern Star Resources Limited; ASX Announcement, May 4, 2023
63	Northern Star Resources Limited; ASX Announcement, May 4, 2023
64	St Barbara Limited; ASX Release, September 15, 2023
65	Matsa Resources Ltd.; Annual Report, October 17, 2023 for Red October and AngloGold Ashanti Limited; Mineral Resource and Ore Reserve Report as at December 31, 2022 for Butcher Well
66	Catalyst Metals Limited; Annual Report, November 10, 2023
67	Norton Gold Fields Limited; Corporate Website, January 11, 2024
68	Ramelius Resources Limited; ASX Release, September 14, 2023
69	Ramelius Resources Limited; ASX Release, September 14, 2023
70	Spartan Resources Limited; ASX Announcement, January 25, 2024
71	Harmony Gold Mining Company Limited; Mineral Resources and Mineral Reserves Report, June 30, 2023
72	Endeavour Mining Corp.; News Release, March 9, 2023
73	Kinross Gold Corporation; News Release, February 15, 2023
74	Newmont Corporation; News Release, February 22, 2024
75	Endeavour Mining Corp.; Annual Information Form, March 31, 2021
76	Perseus Mining Limited; News Release, August 24, 2023
77	Ariana Resources plc; News Release, February 1, 2022
78	Fortuna Silver Mines Inc.; Seguela Gold Mine NI 43-101 Technical Report, December 31, 2023
79	Eldorado Gold Corporation; News Release, December 13, 2023
80	Alamos Gold Inc.; News Release, February 20, 2024
81	Perseus Mining Limited; News Release, August 24, 2023
82	Lundin Mining Corporation; News Release, February 8, 2024
83	Glencore plc; Resources & Reserves as at December 31, 2023
84	Teck Resources Limited; Annual Information Form, February 22, 2024
85	The stream agreement applies to 100% of the property, but only with respect to the ownership interest of Teck Resources Limited which indirectly owns a 22.5% interest in Compañía Minera Antamina S.A.
86	Southern Peaks Mining LP; Mineral Reserves: Email to Franco-Nevada (Barbados) Corporation, March 11, 2023, containing reserve declaration. Mineral Resources: Letter to Franco-Nevada (Barbados) Corporation, March 8, 2023, containing global, in situ, resource estimate
87	Pan American Silver Corporation; News Release, August 24, 2023 & Corporate Website
88	Gold Fields Limited; Mineral Resources and Mineral Reserves Supplement to the Integrated Annual Report, 2022
89	SolGold Plc.; Press Release, Feb. 16, 2024.
90	Patagonia Gold Corp.; MD&A, November 29, 2023
91	Hecla Mining Company; News Release, February 14, 2024
92	Skeena Resources Limited; Eskay Creek Project NI 43-101 Technical Report, November 14, 2023
93	Integra Resources Corp.; Corporate Presentation, January 2024
94	Westhaven Gold Corp.; Shovelnose Gold Property NI 43-101 Technical Report, Aug. 31, 2023
95	Paramount Gold Nevada; Sleeper Gold-Silver Project SK 1300 Report, August 31, 2023
96	Sibanye Stillwater Limited; JSE Market Release, February 26, 2024
97	KGHM does not provide updated Mineral Resource and Mineral Reserve estimates. As such, Franco-Nevada has chosen not to display the historical figure moving forward
98	Ring of Fire Metals Pty Ltd.; Eagle's Nest Project NI 43-101 Technical Report, January 24, 2024
99	Generation Mining Limited; Marathon Palladium & Copper Project NI 43-101 Technical Report, March 31, 2023
100	Lonmin plc; Mineral Resource and Mineral Reserve Statement 2017
101	Vale S.A.; Form 20-F as filed with the Securities and Exchange Commission on April 12, 2023. Details of Vale's Participating Debentures are available on Vale's website
102	SolGold Plc.; Annual Information Form, September 28, 2023
103	Teck Resources Limited; Annual Information Form, February 22, 2024
104	First Quantum Minerals Ltd.; Annual Information Form, March 28, 2023
105	Lundin Mining Corporation; News Release, February 8, 2024
106	Los Andes Copper Ltd.; Corporate Presentation, February 2024
107	Hudbay Minerals Inc.; News Release, September 8, 2023
108	KGHM Polska Miedź S.A.; Mineral Resources and Reserves Report, December 31, 2014
109	Glencore plc; Resources & Reserves as at December 31, 2014
110	Ring of Fire Metals Pty Ltd.; Eagle's Nest Project NI 43-101 Technical Report, January 24, 2024
111	Canada Nickel Company, Inc.; Crawford Nickel Sulfide Project NI 43-101 Technical Report, October 1, 2023
112	BHP Group Limited; Annual Report, Aug 22, 2023
113	Noront Resources Ltd.; Black Thor, Black Label and Big Daddy NI 43-101 Technical Report, July 27, 2015 & Eagle's Nest Project NI 43-101 Technical Report, October 19, 2012 for Blackbird
114	Vale S.A.; Form 20-F as filed with the Securities and Exchange Commission on April 12, 2023. Details of Vale's Participating Debentures are available on Vale's website
115	Labrador Iron Ore Royalty Corporation; Annual Information Form, March 7, 2023
116	Franco-Nevada holds a 9.9% equity interest in Labrador Iron Ore Royalty Corporation ("LIORC"). LIORC, directly and through its wholly-owned subsidiary, owns a 15.1% equity interest in Iron Ore Company of Canada and receives a 7% gross overriding royalty on the operation and also receives a C$0.10/t commission on sales of iron ore

Cobre Panamá Exclusion

Mineral Resources - Inclusive of Mineral Reserves						Est. % of Mineral
		Grade		Contained Metal		Resources Covered
Category	Tonnes	Au	Ag	Au	Ag	by FNV Interest
	000s	g/t	g/t	000 oz	000 oz
Measured	129,100	0.14	1.63	581	6,766	100%
Indicated	3,255,300	0.06	1.33	6,322	138,695	100%
M&I	3,384,400	0.06	1.34	6,903	145,460	100%
Inferred	1,087,300	0.04	1.09	1,291	37,903	100%

Mineral Reserves						Est. % of Mineral
		Grade		Contained Metal		Reserves Covered
Category	Tonnes	Au	Ag	Au	Ag	by FNV Interest
	000s	g/t	g/t	000 oz	000 oz
Proven	126,100	0.14	1.59	568	6,446	100%
Probable	2,717,500	0.07	1.36	6,080	119,042	100%
Total	2,843,600	0.07	1.37	6,648	125,499	100%

Notes

●	Source: First Quantum Minerals Ltd.'s Annual Information Form dated March 28, 2023
●	Cobre Panamá has been on P&SM with production halted since November 2023. On November 28, 2023, following protests and President Cortizo’s call for a mining moratorium, the Supreme Court of Justice of Panamá released its ruling declaring Law 406 unconstitutional. Please refer to the “Cobre Panamá Updates – Panamá” section on page 10 of this AIF and the “Technical and Third-Party Information” section on page 16 of this AIF. Due to the status of Cobre Panamá, Mineral Resources and Mineral Reserves are being reported separately and are not included in the comprehensive Mineral Resources and Mineral Reserves tables above
●	Mineral Resources and Mineral Reserves are estimated using 2014 CIM Definition Standards
●	Mineral Resources are reported inclusive of Mineral Reserves
●	Stockpiles have been added into the Mineral Resources and Mineral Reserves
●	Rows and columns may not add up due to rounding

CANDELARIA MINING AND TECHNICAL INFORMATION

Property Description, Location and Access

The Candelaria Copper Mining Complex comprises two adjacent copper mining operations, Candelaria and Ojos del Salado, which produce copper concentrates from open pit and underground mines. Candelaria consists of an open pit and underground mine providing copper ore to an on-site flotation concentrator with a nominal processing capacity of 75,000 tpd. Ojos del Salado comprises two underground mines: Santos and Alcaparrosa. Operations at the Alcaparrosa mine were suspended following the appearance of a surficial sinkhole near the mine on July 30, 2022. Following the suspension, Alcaparrosa has been removed from the Candelaria Copper Mining Complex’s 2023 and 2024 life of mine plans and from the estimation of Mineral Reserves. The Santos mine provides copper ore to the Pedro Aguirre Cerda (“PAC”) processing plant with a capacity of 3,700 tpd. The remainder of the ore extracted from the Santos mine and, while in production, the total production of Alcaparrosa mine is treated at the Candelaria processing plant. The Candelaria Copper Mining Complex is indirectly owned by Lundin (80%) and Sumitomo Corporation (“Sumitomo”) (20%).

The Candelaria Copper Mining Complex is located in Chile’s Atacama Region, at an elevation of approximately 650 m above sea level, approximately 20 km south of the city of Copiapó and 650 km north of Santiago. The properties are easily accessed using the public road system. Employees and contractors are primarily from the Atacama region. Copiapó is a modern city with regular services and a population of approximately 170,000. The regional Atacama airport is serviced by daily commercial flights from Santiago and other destinations.

The Candelaria property within the Candelaria Copper Mining Complex comprises 237 mining exploitation concessions (approximately 6,314 ha) and 30 mining exploration concessions (approximately 6,880 ha). The Ojos del Salado property comprises 190 mining exploitation concessions (approximately 9,284 ha) and 54 mining exploration concessions (approximately 11,350 ha). The concessions either have been granted or are in the process of being granted. The tenements are free of material mortgages, encumbrances, prohibitions, injunctions, and litigation. The tenements containing the active and future mining activities are not affected by material royalties.

Exploration concessions have a duration of four years and require an annual fee of approximately $4 per hectare payable to the Chilean Treasury. At the end of this period, the exploration concessions may be converted, totally or partially, into exploitation concessions. Exploitation concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury of approximately $7 per hectare. There may be potential increases to the fee per hectare without activity starting in 2025 pursuant to a recent law implemented at the end of 2023, known as N° 21.420. The holder of a mining concession, whether exploitation or exploration, has the right to establish an occupation easement over the surface properties required for the exploration or exploitation of its concession.

History

The Candelaria sulphide deposit was discovered by Phelps Dodge Corporation (“Phelps Dodge”) in 1987. A feasibility study was completed in 1990 and, following approval by the Chilean government, construction started in October of 1992. Sumitomo acquired a 20% stake in the property in 1992. Production commenced in early 1995. In 1997, Phelps Dodge completed the expansion of the concentrator throughput with the installation of a second SAG mill, additional mining facilities and new and expanded concentrator facilities.

In 2007, property ownership changed when Freeport-McMoRan Inc. (“Freeport”) acquired Phelps Dodge.

During 2011, a pipeline was completed to bring water from a nearby sewage treatment facility to the Candelaria Copper Mining Complex. A desalination plant at the port of Caldera was built and commissioned in 2013 at a capacity of 500 litres per second.

Mine site and district exploration programs have been active since the discovery of the Candelaria deposit. This work resulted in the discovery of the Alcaparrosa, Candelaria underground (both North and South Sectors), and Española deposits. Both sectors in Candelaria underground are now in active production.

The Santos underground mine has been in production since 1929, with processing taking place at the PAC plant. Phelps Dodge became sole owner of Ojos del Salado and the Santos mine and the PAC plant in 1985. The PAC plant has been expanded several times to its current capacity of 3,700 tpd. Sumitomo acquired its 20% interest in Ojos del Salado in 2005.

In 1995, construction of a second underground operation at the Alcaparrosa mine commenced, with production starting in early 1996.

Between October 1998 and 2004, the Santos, Alcaparrosa and PAC plant operations were suspended due to the weak copper price environment.

On October 6, 2014, LMC Bermuda Ltd., Franco-Nevada and FNBC entered into the Candelaria stream agreement, as amended, to sell to FNBC a gold and silver stream from Candelaria Copper Mining Complex  for an upfront deposit of $648 million. In addition to the upfront deposit, FNBC will make ongoing payments upon delivery of the stream. The stream covers 68% of the payable gold and silver from 100% of the properties comprising the Candelaria Copper Mining Complex which reduces to 40% after 720 koz of gold and 12 Moz of silver have been delivered to Franco-Nevada. As of December 31, 2022, Candelaria Copper Mining Complex has delivered 484 koz of gold and 7.8 Moz of silver. Based on the 2023 life of mine production estimates, the change in the stream percentage from 68 percent of production to 40 percent of production is expected to occur in year 2027.

In November 2014, Lundin acquired Freeport’s 80% interest in the Candelaria Copper Mining Complex.

In 2015, the Candelaria 2030 Environmental Impact Assessment (“EIA”), including the new Los Diques tailings storage facility (“Los Diques TSF”), received environmental approval from Chilean regulators. Construction of Los Diques TSF commenced in 2016 after the receipt of the major construction permits. Construction continued throughout 2017 and first tailings were placed during the first quarter of 2018.

During 2018, exploration success led to the first declaration of Mineral Resources and Mineral Reserves on the Española deposit. In 2019, first ore was produced from the new South Sector of the Candelaria underground mine.

In February 2020, the Candelaria Copper Mining Complex submitted the Candelaria 2040 EIA which was approved by the Regional Environmental Commission of Atacama on September 8, 2023. The Candelaria 2040 EIA considers several enhancements to the current operation that will enable the extension of the mine life to at least 2040.

The Candelaria Copper Mining Complex has been a significant producer of copper since the mid-1990s. In 2023, annual contained copper and gold in concentrate were 152,012 t and 89,700 oz, respectively.

Geological Setting and Mineralization

Geological Setting

The Candelaria sulphide deposit is located at the boundary between the Coastal Cordillera and the Copiapó Precordillera. The Coastal Cordillera of Chañaral and Copiapó is composed of Permian to Lower Cretaceous intrusions within a basement of metasedimentary rocks of Devonian to Carboniferous age. Volcanic, volcaniclastic, and marine carbonate rocks represent intra and back-arc sequences that were deposited during the early to mid-cretaceous period.

The Candelaria, Santos, and Alcaparrosa mines and the Española deposit are located in the district of Punta del Cobre. The polymetallic sulphide deposits are hosted in volcanic rocks of the Punta del Cobre Formation. Polymetallic sulphide deposits in the Punta del Cobre district are located to the east of the main branches of the Atacama fault zone, a subduction-linked strike-slip fault system stretching over 1,000 km along the Chilean coast and active at least since the Jurassic period. The dominant structural elements of the Punta del Cobre area are the northeast-trending Tierra Amarilla Anticlinorium, a southeast verging fold-and-thrust system, and a series of north-northwest to northwest-trending high-angle faults.

Calcareous, sedimentary, and volcaniclastic rock of the Abundancia and Punta del Cobre formations are exposed within the open pit of the Candelaria mine. The lowermost unit in the Candelaria open pit mine and Candelaria underground is the Lower Andesite, a compact succession of porphyritic to massive andesite and volcaniclastic breccias with intense biotite-quartz-magnetite-albite alteration. The Santos mine is located in the eastern limb of the north-northeast-trending Tierra Amarilla anticline, and the rocks of the Santos mine are comprised mainly of the Punta del Cobre and Abundancia Formations. The Alcaparrosa mine is located in the northern part of the Punta del Cobre mining district, with the Punta del Cobre Formation subdivided into a Lower Andesite unit, which is succeeded by volcanoclastic breccias, albitophyre and pyroxene-scapolite hornfels interbedded with garnetites. The Española deposit is in the south portion of Candelaria-Punta del Cobre district, and occurs in the contact aureole between the Copiapó batholith and sedimentary and volcano-sedimentary rocks of the Chañarcillo Group and the Punta del Cobre Formation in a tectonically depressed block controlled by San Gregorio fault system.

Mineralization

The copper-gold sulphide mineralization found at the Candelaria Copper Mining Complex, which is generally referred to as iron oxide copper gold (“IOCG”) mineralization, is located within the thermal aureole of the Lower Cretaceous magmatic arc plutonic suite in the Candelaria-Punta del Cobre district. Depending on lithology and the structural setting, the polymetallic sulphide mineralization can occur as veins, hydrothermal breccias, replacement mantos, and calcic skarns within andesite and tuff units. The sulphide mineralization is hosted in breccias, stockwork veinlets, disseminations in andesite, and as an internal tuff unit. There are also some localized controls to mineralization in the form of faults, breccias, veins, and foliation. Candelaria has become an exploration model for Andean-type IOCG deposits that display close relationships to the plutonic complexes and broadly coeval fault systems.

The main mineralized body at the Candelaria mine is up to 400 m thick in its central part and thins towards the edges. In east-west sections, the mineralization has a lenticular, downward concave shape with a steep eastern limb and a shallowly dipping western limb. The shape of the mineralized body in north-south section is irregular. In plan view, the extent of the mineralization in the Candelaria mine is approximately 1,400 m by 2,400 m. The mineralized body was folded after its formation. The north-northeast-trending fold axis corresponds to the Tierra Amarilla Anticline.

In the Santos mine, three styles of mineralization are observed: veins, mantos, and breccia bodies. An important vein in the Santos Mine is the Isabel Vein, which has a northwest striking orientation, and extends over 1 km in length and between 4 m and 30 m in width. Manto-type mineralization occurs as tabular bodies located at two sedimentary horizons located in the floor and roof of the albitophyre. The manto mineralization is characterized by variable iron contents with magnetite common in the north and deeper areas, and specular hematite in the south. Mineralization occurs within breccia bodies which are typically contained with the albitophyre and lower andesite units, and the mineralization generally forms steeply west-dipping and north-northwest to northwest-striking bodies.

Mineralization at the Alcaparrosa mine principally occurs as mantos that trend to the northeast and dip to the west. Ore mineralogy consists of chalcopyrite, pyrite, and magnetite, with trace pyrrhotite, molybdenite, and arsenopyrite. Mineralization at the Alcaparrosa mine also occurs as veinlets defining dense stockwork, breccias as well as fine dissemination in biotite meta-andesites. High-grade bodies are also found in massive veins striking north-northwest, north, and east.

In the Española project area, mineralization occurs within mantos hosted mainly in a brown garnet skarn, and in lesser proportions within silica hornfels. Chalcopyrite is the primary copper sulphide mineral found as clusters and in disseminated form, commonly associated with brown garnet porphyroblasts. Near the surface and down to a depth of approximately 70 m, the mineralization is oxidized, characterized by the presence of chrysocolla, malachite, native copper, diogenite and bornite.

Exploration and Drilling

Exploration at the Candelaria Copper Mining Complex is focused on tracing known mantos, veins, and breccia masses in proximity to existing open pit and underground infrastructure. Much of the exploration is conducted from underground, requiring significant underground development to provide adequate drilling stations. Regional exploration is also undertaken on the large property holdings surrounding the mines to identify targets and define new areas with Mineral Resource potential.

From 2010 to the end of December 2023, exploration at the Candelaria Copper Mining Complex has focused on expanding the Mineral Resources primarily below the Candelaria open pit (to the north and south of the pit) and at the three underground mines (Candelaria underground, Santos and Alcaparrosa). During this period over 15,000 m of underground development drifting was completed to provide access for Exploration drilling. In 2015, a new exploration and resource development tool, Mineral Inventory Range Analysis (MIRA), was initiated to understand the potential mineral inventory remaining in the mines as well as within the Candelaria land holdings.

Mineral Resources are estimated based on information obtained from surface and underground drill holes. From 1990 to December 2023, 6,039 core and percussion boreholes (1,453,601 m) were drilled in and around the Candelaria District. Approximately 96% of all drilling comprised core boreholes. From 1990 to 2004, three exploration diamond drill holes drilled in Española totaling 1,892 m. From July 2017 to the end of September 2023, 195 new diamond drill holes were completed. To date, Española has 198 drill holes with 58,948 m in total. In the Santos mine, a total 1,648 core boreholes (343,677 m) were drilled from underground and surface stations from 1988 until November 2023. The borehole data base for the Alcaparrosa mine contains 1,221 boreholes (294,047 m) drilled from surface and underground locations from 1990 to March 2023.

In 2023, a total of 21,745 m was drilled in Candelaria underground (North and South sectors) and 2,969 m drilled from Candelaria surface on the west and south extensions of the Candelaria mineralization. There were also 3,417 m drilled from surface and underground at Santos for exploration. Moving away from the mine, 6,156 m were drilled at Española with a further 7,903 m of drilling completed in the District. A total of 42,190 m was drilled for exploration purposes. Additionally, technical drilling comprised of 3,434 m for geomechanical drilling (Alcaparrosa and Candelaria). A further 3,320 m was drilled for infill mine planning at Candelaria underground. The drilling and sampling procedures used are consistent with generally recognized industry best practices.

Sampling, Analysis and Data Verification

Analytical samples informing the Candelaria open pit Mineral Resources were prepared and assayed at the Candelaria mine laboratory that is accredited to ISO17025 for the analyses of copper, iron, zinc, and silver. The laboratory is not independent from Candelaria and is managed by the Candelaria Processing Department. Intertek and Geolaqium in the Paipote Sector of Copiapo, Chile have been used as umpire laboratories, which are independent of Candelaria.

Analytical samples informing the Ojos del Salado Mineral Resource estimates were prepared and assayed by Intertek in Paipote, Chile. Intertek is a global group operating 13 laboratories in Chile with a management system accredited to ISO9001. Intertek’s laboratories are independent from Ojos del Salado. Since 2016, the Candelaria laboratory has been used as an umpire laboratory.

The sample analyses used for the Mineral Resource reporting for the Española project were prepared by Geolaquim and Intertek. Geolaquim is certified under regulation ISO17025 by the Chilean Instituto Nacional de Normalización (“INN”) for concentrated minerals and others (soluble copper, total copper, iron and gold). The sample preparation and analytical methodologies used for assaying Candelaria, Ojos del Salado and Española samples are similar. Upon reception, sample details are recorded and insertion points for quality control samples in the sample stream are determined. Sample preparation includes drying at 105 degrees Celsius in a forced air furnace, primary crushing to 100% passing 5 mm, and secondary crushing cycle to 90% passing 1.68 mm (12 mesh). Grinding tests are conducted on every 40th sample. From the crushed material two 1 kg samples are prepared using a rotary splitter.

Both samples are pulverized separately to 95% passing 0.106 mm (140 mesh), and further subdivided into subsamples, including those used for quality control and those kept for future reference or as backup should more sample material be required.

Copper is analyzed by multi acid digestion and atomic absorption spectroscopy. Gold is assayed using a fire assay procedure. Specific gravity is measured systematically every 2 m over the full sample interval. Assay data are loaded directly from digital assay result files into the final database in order to minimize entry errors.

All drilling assay samples are collected by a contractor under the direct supervision of a mine geologist. Samples from Candelaria are processed at the mine site. Samples from Ojos del Salado are shipped directly from the property to the Intertek laboratory in Paipote. In each case, established procedures were used to ensure the security of samples during transportation between the drill rig and the laboratories, including through maintaining the chain of custody of samples to prevent inadvertent contamination or mixing of samples and rendering active tampering as difficult as possible.

The analytical quality control program implemented at Candelaria and Ojos del Salado includes the use of control samples (coarse and pulp duplicate samples and reference material samples) inserted within all batches submitted for assaying. Reference materials from Candelaria samples have been prepared by INTEM laboratory in Antofagasta, Chile, including new reference materials created for copper and gold of low grade, medium grade, high grade and blanks. Ten laboratories are used in a round robin process to define the recommended grade and variance of the reference materials. A duplicate and approximately 5% of the samples are sent to the umpire laboratories.

Since 2016, exploration data are managed through an acQuireTM database, which includes quality control management features for sample coordinates from borehole surveys and data management tools. Sample numbering and labelling is controlled through acQuireTM, including insertion of quality control samples and consignment notes to the primary laboratories. Analytical results are received electronically and managed through acQuireTM with quality control filters. Samples outside defined limits are rejected by acQuireTM and flagged for further investigation. The acQuireTM system includes features for reporting analytical results and preparing bias charts and time series plots.

The authors of the Candelaria Technical Report conducted numerous site visits to examine aspects that could materially impact the integrity of the data informing the Mineral Resources (core logging, sampling, analytical results, and database management), and reviewed the borehole databases, Mineral Resource models, documented Mineral Resource estimation procedures and digital mine infrastructure wireframes.

The sampling preparation, security, analytical and data verification procedures used by the Candelaria Copper Mining Complex are consistent with generally accepted industry best practices.

Metallurgical Testing

The Candelaria Copper Mining Complex maintains regular metallurgical testing programs that are incorporated with historical testing results and mill performance into statistical models to predict and improve processing performance in terms of mill throughput, metal recovery, and final concentrate grade. Metallurgical tests are generally conducted at specialized facilities such as the Universidad de Atacama and at commercial third-party laboratories in Chile, including SGS Mineral Services. Metallurgical testing focuses on rock hardness, mineralogy and bench scale flotation tests to predict mill throughput and metallurgical performance. The internal test work conducted by the Candelaria Copper Mining Complex includes comminution and flotation testing for routine characterization and ongoing development of geo-metallurgical models. A similar but less intense program is underway for the PAC plant.

The Candelaria Copper Mining Complex considers a throughput model that includes factors for geological units, feed particle size, source of mineral and operational factors including pebble processing, coating effect, stockpile, and liners time. This model is updated regularly based on metallurgical pilot testing and operations data. The most important factor impacting throughput is geological unit.

The Candelaria Copper Mining Complex maintains a copper recovery model. This model includes factors for geological units, P80 to flotation, long term stockpiled material and copper and zinc head grades. This model is updated regularly based on metallurgical testing and operations data. The most important factors impacting recovery are copper grade, throughput and feed particle size.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resources at the Candelaria Copper Mining Complex are estimated from core drilling information stored in a secure central database and were evaluated using a geostatistical block modelling approach. Six Mineral Resource models were prepared for the Candelaria open pit mine, the Española open pit project and the four underground mines (Candelaria underground South sector, Candelaria underground North sector, Santos and Alcaparrosa) using slightly different methodologies and assumptions. Geological modelling is carried out using Leapfrog Geo software. Mineral Resource estimation is carried out using Datamine software.

The open pit Mineral Reserve estimates for both Candelaria and Española are based on a life of mine plan and open pit designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, operating cost and sustaining capital cost estimates based on the production schedule and equipment requirements. Open pit optimizations are carried out using HxGN MinePlanTM 3D and Datamine software.

Underground Mineral Reserve estimates at Candelaria underground (North and South sectors), Alcaparrosa and Santos are based on life of mine plans and the stopes were designed and developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, actual operating and sustaining capital cost estimates based on the production schedule and equipment requirements. Stope layouts, mining sequence and development plans are developed using Deswik software with Stope Optimizer and MineSight® for detailed design and operational refinements.

Factors which may affect the Mineral Resource and Mineral Reserve estimates include: dilution and mining recovery, metal prices, smelter, refining and shipping terms, metallurgical performance, geotechnical characteristics of the rock mass, capital and operating cost estimates, and the likelihood of obtaining land title, required permits and environmental, social and legal licenses. To the extent such factors are within the control of, or capable of influence by the Candelaria Copper Mining Complex, these factors are managed through industry accepted practices and procedures and well as maintaining an engaged and constructive dialogue with the local communities and government authorities.

Details of the December 31, 2023 Mineral Resource and Mineral Reserve estimates for the Candelaria Copper Mining Complex are set forth below:

Consolidated Mineral Resources Statement as of December 31, 2023 (100% Basis)(1)
		Quantity	Cu	Au	Ag	Cu	Au	Ag
	Category	‘000 t	%	g/t	g/t	‘000 t	Koz	Koz
Candelaria Open Pit	Measured	477,451	0.41	0.10	1.41	1,958	1,532	21,644
	Indicated	53,428	0.26	0.08	0.95	139	130	1,632
	M&I	530,878	0.39	0.10	1.36	2,096	1,662	23,276
	Inferred	9,701	0.20	0.05	0.82	19	17	256
La Española	Measured	47,901	0.37	0.08	0.33	177	123	508
	Indicated	87,624	0.34	0.07	0.33	298	197	930
	M&I	135,525	0.35	0.07	0.33	475	320	1,438
	Inferred	135,349	0.33	0.04	0.23	447	174	1,001
Candelaria WIP(2)	Measured	—	—	—	—	—	—	—
	Indicated	74,255	0.30	0.08	1.30	223	191	3,104
	M&I	74,255	0.30	0.08	1.30	223	191	3,104
	Inferred	—	—	—	—	—	—	—
Candelaria Underground	Measured	196,203	0.85	0.19	3.58	1,659	1,199	22,612
	Indicated	270,562	0.78	0.18	3.20	2,106	1,539	27,861
	M&I	466,764	0.81	0.18	3.36	3,765	2,737	50,474
	Inferred	44,327	0.74	0.18	2.09	327	258	2,976
Ojos del Salado Underground	Measured	84,853	0.91	0.20	1.47	765	548	4,000
	Indicated	77,972	0.84	0.17	1.72	656	436	4,311
	M&I	162,425	0.87	0.19	1.59	1,421	984	8,311
	Inferred	27,301	0.90	0.18	2.37	247	157	2,081
District Total	Measured	806,007	0.57	0.13	1.88	4,558	3,402	48,765
	Indicated	563,841	0.61	0.14	2.09	3,422	2,493	37,837
	M&I	1,369,847	0.58	0.13	197	7,980	5,895	86,602
	Inferred	216,677	0.48	0.09	0.91	1,039	606	6,313

(1)	Franco-Nevada’s stream covers only Lundin’s 80% indirect interest in the Candelaria Copper Mining Complex.
(2)	Work-in-progress (WIP) stockpiles.

Consolidated Mineral Reserves Statement as of December 31, 2023 (100% Basis)(1)(2)(3)(4)
		Tonnes	Cu	Au	Ag	Cu	Au	Ag
	Category	‘000 t	%	g/t	g/t	‘000 t	Koz	Koz
Candelaria Open Pit	Proven	322,138	0.45	0.11	1.51	1,440	1,108	15,660
	Probable	26,758	0.29	0.08	1.07	77	70	921
	Total	348,896	0.44	0.11	1.48	1,518	1,178	16,579
La Española	Proven	34,685	0.38	0.08	0.33	133	91	370
	Probable	41,255	0.36	0.07	0.34	149	98	450
	Total	75,940	0.37	0.08	0.34	282	190	818
Candelaria Underground	Proven	37,284	0.76	0.17	2.92	281	209	3,495
	Probable	70,282	0.70	0.16	3.08	494	366	6,964
	Total	107,566	0.72	0.17	3.03	776	574	10,461
Candelaria WIP	Proven	—	—	—	—	—	—	—
	Probable	73,512	0.28	0.08	1.30	206	189	3,073
	Total	73,512	0.28	0.08	1.30	206	189	3,073
Ojos del Salado Underground	Proven	8,503	0.84	0.21	2.01	71	57	550
	Probable	8,856	0.77	0.16	2.16	68	46	614
	Total	17,359	0.80	0.19	2.09	139	103	1,164
District Total	Proven	402,610	0.48	0.11	1.55	1,926	1,465	20,076
	Probable	220,664	0.45	0.11	1.69	994	769	12,021
	Total	623,274	0.47	0.11	1.60	2,921	2,235	32,095

(1)	All figures have been rounded to reflect the relative accuracy of the estimates.
(2)	Mineral Reserves have been prepared using metal prices of $3.65/lb of copper, $1,600/oz of gold.
(3)	Mineral Reserves for open pit are reported at a cut-off grade of 0.14% copper for Candelaria and 0.16% copper for the Española Project. Underground Mineral Reserves for Candelaria are reported at cut-off of 0.44% copper. Underground Mineral Reserves for Santos are reported at cut-off of 0.51% copper.
(4)	The average dilution factor applied is 3.84% for the life of mine for Candelaria Open Pit and Española Project.

Mining Operations

The Candelaria and Española open pits are designed to operate with an overall mining rate of approximately 384,000 tpd until 2040. As the final waste stripping is completed, the overall mining rate will decline. A stockpile strategy has been developed to maximize the grade of material going to the processing facility. Direct milling ore is expected to average 0.59% Cu from Candelaria and 0.42% Cu from Española. Lower grade stockpile ore will be accessed to meet the plant capacity as required. The mine currently operates five electric shovels, 54 haulage trucks, seven production drills, and a fleet of support equipment.

The Candelaria open pit was designed to be mined in several phases of development. Based on the 2024 life of mine, four phases of development remain in the life of mine plan (Phases 11, 12, 13A and 13B). The overall strip ratio is expected to be 1.80:1 including ore that is initially delivered to stockpiles. The total in-pit waste is 685.4 Mt and the overall life of the open pit mine is 19 years. The Española total in-pit waste is 123.5 Mt and the overall life estimated is 11 years.

The Candelaria underground mine maintains a stable production rate of 14,000 tpd, with approximately 10,000 tpd from the North sector and approximately 4,000 tpd from the South sector. This combined production is expected to remain at these peak levels until 2047, with an average copper grade of 0.69%. The Santos mine will continue production at 5,100 tpd until 2025, followed by a decrease to 3,700 tpd from 2026-2034, with an average copper grade of 0.86%. Due to a sinkhole in July 2022, operations at the Alcaparrosa mine are suspended and excluded from the Candelaria life of mine plans.

All underground mines use the sublevel stoping mining method, suitable for large, vertical deposits with stable rock. Stopes, up to 100 m high with 20 m to 60 m sublevel intervals, are drilled as benches using 114 mm to 130 mm diameter bit down-the-hole holes. After blasting, ore gravitates to the bottom of the stope, and is collected in draw points at the production level. The Epiroc Simba tophammer rig drills 64 mm upholes in the undercut, which are loaded, blasted, and the ore flows to the haulage drift. No backfill is used, and mucked ore is transported to the surface stockpile in 60-tonne underground trucks (Candelaria-owned) and 30 or 40-tonne highway trucks (contractor-owned). The current life of the Candelaria underground and Santos mines is 25 and 12 years, respectively.

In early 2022, a feasibility study update was completed for expansion of throughput of the underground mines from 14 ktpd to up to 26 ktpd and included underground crushing and conveying systems and a surface secondary crushing plant. The expansion project is currently under evaluation based on the latest Mineral Reserves and other potential changes anticipated for the base life of mine plan (being the life of mine without expansion).

Processing and Recovery Operations

The Candelaria Copper Mining Complex operates two processing plants: Candelaria and PAC. The Candelaria processing plant receives ore from the Candelaria open pit as well as from the Candelaria underground mine and part of the Santos underground mine. It has a nominal capacity of 75,000 tpd. The PAC processing plant receives ore exclusively from the Santos underground mine and has a design capacity of 3,700 tpd.

The annual throughput of Candelaria from 2005 to late 2023 averaged 26 Mtpa, equivalent to 70,800 tpd at a plant utilization of 92%. The average process plant recoveries for copper, gold and silver during this period were 93%, 72% and 83% respectively. Copper head grades are forecasted to be between 0.5% to 0.7% until 2036 before falling to below 0.4% at the end of mine life. Reclaimed stockpiles and Candelaria underground will be the only mill feed source at the end of mine life. In October 2023, the conversion of the existing ball mill N°6 to a rod mill was complete. This allows all the crushed and milled pebbles to advance to secondary grinding, liberating room for incremental fresh feed to SAG milling. The project is currently in ramp-up.

The PAC concentrator of Ojos del Salado has been in operation since 1929. The concentrator processes 3,700 tpd of fresh feed from the Santos underground mine with an average head grade of 0.86% copper achieving a recovery of 94%. Final flotation tailings from the PAC plant are pumped to a new line to the Los Diques TSF, installed in 2019.

The Candelaria processing plant produces a clean concentrate containing no penalty elements, with payable gold and silver. Based on the 2024 life of mine, the copper concentrate grade is 30% Cu, with 5 to 6 g/t Au and 95 g/t Ag. For the PAC processing plant, the copper concentrate is 30% Cu, with 5 to 6 g/t Au and 62 g/t Ag.

Candelaria has an agreement with a third-party company to process Candelaria’s flotation tailings to produce a magnetite concentrate and this produces an additional source of by-product revenue subject to favourable iron ore prices.

Infrastructure, Permitting and Compliance Activities

The facilities of the Candelaria Copper Mining Complex receive electrical power through long-term contracts with AES Andes S.A. (formerly AES Gener S.A.), a local energy company. Starting in January 2023, 80% of power generation was from photovoltaic sources and only 20% from coal-fired thermal power. The current contract with AES Andes S.A. expires in December 2035.

The main water supply comes from a desalination plant, which was commissioned in 2013 and is located adjacent to the Punta Padrones port facility. Copper concentrate is sold on contract to local traders or is trucked to the Punta Padrones port facility and from there shipped to various smelters around the world. The desalination plant and the Punta Padrones port are owned and operated by Candelaria.

The active tailings facility, the Los Diques TSF, commenced operation in 2018 replacing the original Candelaria tailings storage facility. The Los Diques TSF, approved as a key part of the Candelaria 2030 EIA, is located to the southwest of the open pit and plant sites and has a designed capacity of approximately 600 million tonnes. The main impoundment of the Los Diques TSF is constructed from rockfill using the downstream method. The Los Diques TSF now receives the full flotation tailings from the Candelaria and PAC processing plants. Future phases of the Los Diques TSF have been initiated ahead of schedule, taking advantage of synergies with the original project and the availability of mine waste from the open pit. The original Candelaria tailings storage facility is inactive, except for on-going recovery of tailings drain-down water, recycled to the process plant. There is no longer a supernatant pond on the Candelaria tailings storage facility.

The physical stability of the tailings storage facility embankments is inspected and monitored on a continuous basis by Candelaria operations staff and a monitoring report is submitted quarterly to the Chilean Mining and Geology National Authority. All Candelaria Copper Mining Complex tailings storage facilities have a formally appointed external Engineer of Record that conducts in-person dam safety focused inspections at least annually. For the active Los Diques TSF, representatives from the Engineer of Record team maintain a full-time site presence to perform construction quality assurance and supervision. Monitoring data is regularly shared with the Engineer of Record to review and verify that all levels are below predetermined safety trigger levels. The Candelaria Copper Mining Complex also conducts regular additional tailings review activities, including by an Independent Tailings Review Board (with the most recent review completed during a site visit in July 2023).

Chile has established a comprehensive regulatory framework for mining and other industrial activities, dating from the mid-1990’s that has been updated several times since then. Although the Candelaria and Ojos del Salado facilities were permitted and developed prior to the modern framework being in place, both hold numerous environmental approvals stemming from modifications to the original developments and are compliant with current regulatory requirements. In addition, the two companies hold more than 1,000 permits for construction and operation of the mining and milling facilities, and related infrastructure.

Candelaria is operating under the Candelaria 2040 EIA approved by the environmental authorities on September 8, 2023. Approval represents a key milestone towards successfully extending the operational life, including development of the La Española open pit and the potential development of the Candelaria Underground Expansion Project.

The Alcaparrosa mine received environmental approval in 1996 with subsequent amendments, most recently an Environmental Impact Assessment to support the extension of the mine operation through 2025. A routine permit renewal was submitted in December 2020 and was approved in 2021. A sectorial permit for the Santos mine was updated in 2022 and, if issued, will allow the mine to continue its operations until 2029.

Candelaria and Ojos del Salado operate under Lundin’s Responsible Mining Management System and corresponding health, safety, environment and community standards. This system undergoes a third-party audit to ensure continued compliance with those standards and guidance documents. In addition, the Health, Safety and Environmental Management Systems at Candelaria and Ojos del Salado are certified under the international ISO — 45000 and ISO — 14001 (2015) standards. The environmental management systems that fall under ISO — 14001 were last certified in March 2018 and were recertified in the first quarter of 2021. The health and safety management systems that fall under OHSAS — 18001 were last certified in March 2018, and were converted to ISO — 45001 certifications in October 2021. The energy management systems that fall under ISO — 50001 were certified in 2021.

Separate mine closure plans are in place for Candelaria and Ojos del Salado and both have been approved by SERNAGEOMIN. These plans are updated periodically, at a minimum of every five years, and include financial guarantees pursuant to local regulations. A final report indicating completion of obligations identified in the San Esteban closure plan (which consisted of two small historical tailings storage facilities) was approved in 2020 under new Chilean regulations. One of the closed San Esteban tailings storage facilities has been decommissioned with the tailings solids relocated to the Candelaria tailings storage facility and the Candelaria Copper Mining Complex continues to maintain and monitor the other closed tailings storage facility. In addition, the Candelaria Copper Mining Complex maintains and monitors six closed tailings storage facility locations at Ojos del Salado, none of which have a water cover.

The social performance team engages with numerous stakeholders, primarily in the communities nearest the mine and port facilities, namely Tierra Amarilla, Caldera and Copiapó. Community offices are located in each of these municipalities; engagement occurs throughout the year and is focused on managing social impacts, risks and opportunities specific to each community. The team bases its activities on a 5-year social performance strategic plan and systems, which reflect best practice and international standards in stakeholder engagement, grievance procedures, risk management and community investment.

Capital and Operating Costs

For the year ending December 31, 2023, Candelaria’s annual production cost is presented below. In addition, the Candelaria Copper Mining Complex’s actual Cash Cost and Cash Cost per pound of copper sold for 2023 and guidance for 2024 are presented below.

Candelaria	Unit	2023 Actual	2024 Guidance(2)
Annual production cost	$M	726	—
Cash Cost(1)	$M	660	—
Cash Cost per pound sold of copper(1)	$/lb Cu	2.07	$1.60-1.80

(1)	Cash Cost and Cash Cost per pound sold of copper are non-GAAP measures. Cash Cost and Cash Cost per pound sold of copper include the impact of the Candelaria stream agreement but exclude an allocation of upfront cash received under that agreement, and capitalized stripping costs. 68% of Candelaria’s total gold and silver production are subject to the Candelaria stream agreement and as such Cash Costs are calculated based on receipt of approximately $425/oz and $4.25/oz, respectively, on gold and silver sales in the year ended December 31, 2023.
(2)	Cash Cost guidance is based on various assumptions and estimates including, but not limited to, production volumes, commodity prices (Cu: $3.75/lb, Au: $1,800/oz), foreign exchange rates (USD/CLP 1:850) and operating costs.

Capital cost estimates for the Candelaria Copper Mining Complex in 2024 are $300 million, a breakdown of which is tabulated below. The Candelaria Copper Mining Complex capitalizes waste costs during the production phase of the mine when these costs provide probable future economic benefits and identifiable improved access to the ore body which can be reliably measured.

Candelaria Capital Cost Estimates	Unit	2024 Guidance
Capitalized waste stripping	$M	170
Underground mine development	$M	16
Mobile and mine equipment	$M	40
Los Diques TSF	$M	22
Other sustaining	$M	52
Total sustaining	$M	300

Exploration, Development, and Production

The 2024 exploration effort is to grow and extend near-mine Mineral Resources at Candelaria North and South underground, Soplona and La Española. An exploration drilling budget of 18,000 m has been planned for 2024. A further 270 m of exploration drifting has been outlined to develop future drilling platforms. An infill drilling program of 19,000 m is planned for 2024. Total planned exploration expenditure in 2024 is approximately $5.8 million.

The last five years of production of metal contained in concentrate from the Candelaria Copper Mining Complex is shown in the table below:

	Metal Produced in Concentrates
	Cu	Au	Ag
	‘000 t	Koz	Moz
2019	146	88	1.3
2020	127	76	1.1
2021	152	91	1.4
2022	152	86	1.6
2023	152	90	1.5

For 2024, forecast production is 160 - 170 thousand tonnes copper and 100 – 110 thousand ounces of gold. The current forecast life of mine of the Candelaria Copper Mining Complex is until 2048.

COBRE PANAMÁ MINING AND TECHNICAL INFORMATION

Cobre Panamá Updates

Cobre Panamá is on P&SM. For further information, please refer to the “Cobre Panamá Updates – Panamá” section on page 10 of this AIF and the “Technical and Third-Party Information” section on page 16 of this AIF.

Property Description, Location and Access

The Cobre Panamá concessions are located 120 km west of Panamá City and 25 km from the Caribbean Sea coast, located in the Donoso and Omar Torrijos Herrera Districts of Colon Province in the Republic of Panamá. Previously the Cobre Panamá Project was located completely within the Donoso District however, following district realignment, the Project now lies partly within each of the amended Districts.

The Cobre Panamá property consists of four concessions covering a combined area of 12,955.1 ha. There is no other industrial development in the area of the concessions and the region is sparsely populated. The primary occupation of the local residents is subsistence farming. The nearest community, the village of Coclesito (population approximately 2,600), is 12 km southeast of the plant site. The city of Penonomé, which has a population of approximately 25,000, is 49 km southeast of Coclesito.

Access to the Cobre Panamá property is via the southern Pan-American Highway from Panamá City to Penonomé, all-weather roads to La Pintada and then sealed roads from Coclesito to the mine site. Helicopter pads have been retained for occasional use.

The topography in the concession area is rugged with considerable local relief which is covered by dense forest. The area to the north is a lowland with minimal relief extending to the Caribbean coast. Climatic conditions are tropical with high precipitation levels, high humidity and relatively high temperatures year-round of 25 to 30 degrees Celsius.

History

In August 2012, MPSA entered into a precious metals stream agreement with a subsidiary of Franco-Nevada Corporation for the delivery of precious metals based on production of the Cobre Panamá project, which was amended and restated on November 2, 2015 (the “PSA”).

In 2013, First Quantum acquired an indirect 80% interest in MPSA, which holds the Cobre Panamá concession, through its acquisition of Inmet Mining Corporation (“Inmet”). At that time the remaining 20% interest in MPSA was held by Korea Panamá Mining Corp. (“KPMC”) a 50/50 joint venture company whose ultimate shareholders were LS-Nikko Copper Inc. and Korean Resources Corporation (“KORES“).

In August 2017, First Quantum increased its effective ownership of MPSA to 90% by acquiring LS-Nikko’s 50% holding of KPMC which was payable in six installments over a five-year period.

On January 19, 2018, Franco-Nevada, through a wholly owned subsidiary, entered into an amended and restated stream agreement with First Quantum and KORES which covers 100% of Cobre Panamá.

Cobre Panamá completed construction, phased commissioning and start-up in 2019 and commercial production was declared from September 1, 2019. Cobre Panamá achieved record copper production of 350kt for the year 2022.

On September 10, 2021, South Korea launched a new public agency to oversee metals, minerals and mining affairs, merging two existing entities: KORES and Mine Reclamation Corp. The new entity is called Korea Mine Rehabilitation & Mineral Resources Corporation.

Geological Setting and Mineralization

Mineralization at Cobre Panamá consists of several disseminated copper-gold-molybdenum deposits. Known geologically as porphyry copper deposits, these are typical of the Western Cordillera of the Americas and other regions around the Pacific Ocean basin.

The porphyry deposits occur at the southern margin of a large granodioritic batholith of mid-Oligocene age. The main deposits are Balboa, Botija, Colina and Valle Grande. There are also a number of smaller zones, the most significant being Brazo and Botija Abajo (collectively “BABR”) and Medio.

All of the porphyry style mineralization on the property is hosted in granodiorite, feldspar-quartz-hornblende porphyry and adjacent andesitic volcanic rocks. The porphyry at Balboa intruded passively toward the south from a source located northwest of the deposit and is also thought to be influenced by a high angle structure to the west of the deposit.

At Botija, a number of north dipping feldspar-quartz-hornblende dikes cut the granodiorite. Two roof pendants of andesitic volcanic rock occur in the central and eastern parts of the deposit. At Colina, mineralization is associated with an east-southeasterly trending, shallow north-dipping 2.5 km by 1 km feldspar-quartz-hornblende porphyry sill and dyke complex that intrudes granodiorite and andesitic volcanic rocks. The Valle Grande zone is associated with a southeast trending feldspar-

quartz-hornblende porphyry lopolith that is bounded to the north and south by andesitic volcanics and minor granodioritic dykes. Mineralisation at Balboa is dominantly hosted by a feldspar-quartz-hornblende porphyry that intrudes the adjacent andesite. Medio is a low to moderate grade porphyry associated with silicified and sereticised porphyritic intrusive rocks and brecciated andesite volcanics, and at Brazo and Botija Abajo mineralisation is primarily located within feldspar-quartz or feldspar-quartz-hornblende porphyry.

Hydrothermal alteration along the Cobre Panamá mineral trend is primarily silica-chlorite which is interpreted to be a form of propylitic alteration. Potassic alteration, consisting of salmon coloured potassium feldspar and secondary biotite is seen in the central parts of Botija. Argillic and phyllic alteration is patchy in the three main deposits, with the latter variety being most prevalent near the tops of the deposits. At Brazo, pervasive sericite, clay and pyrite is associated with well-developed quartz stockworks.

Hypogene sulphides occur as disseminations, micro-veinlets, fracture fillings, and quartz-sulphide stockworks. Chalcopyrite is the dominant copper mineral with lesser bornite. Traces of molybdenite are commonly found in quartz veinlets. There is no significant zone of supergene enrichment at Botija, Colina and Valle Grande. At Brazo, supergene mineralization consisting of chalcocite-coated pyrite and rare native copper occurs to a depth of at least 150 m.

There has been significant exploration drilling in this region, giving the project a potential life of operations in excess of 35 years. Mineral Resources and Mineral Reserves were updated by MPSA in December 2018, and MPSA filed a Cobre-Panamá Technical Report on March 29, 2019.

Exploration and Drilling

During a regional survey in 1968, a United Nations Development Program team discovered copper, gold and molybdenum porphyry style mineralization in the Petaquilla River region of north-central Panamá, with follow up drilling leading to the discovery of Botija East, Colina and Valle Grande. Later exploration by several other companies outlined four large deposits and several smaller deposits in the concession zones.

Since 1968, a number of drill programs have been conducted. A total of 1,813 diamond drill holes totalling 348,775 m have been drilled through to 2013.

During 2019, MPSA commenced additional diamond drilling in the vicinity of the Colina and smaller Medio pits in order to sterilize proposed areas for infrastructure development, and for further resource delineation at Colina.

During 2022, exploration diamond drilling activities focused on extending mineralization in the north, northeast and gathering additional geo-metallurgical information from the central portion of the Colina deposit. The current drilling programs are continuing to test the Colina north and central mineralization at depth. This drilling will then progress into the Valle Grande deposit and waste dump sterilization.

In total during 2022, 31 holes for 12,584 m were drilled for exploration geology. The total drilling, including the geo metallurgical drilling, was 46 holes for 13,643 m.

Sampling, Analysis and Data Verification

Samples from MPSA drilling were placed within aluminum trays and dried in ovens. Once dry, the entire sample was crushed in a Rocklabs Boyd crusher, with sieve tests conducted regularly to ensure that the material was being crushed to the appropriate size. The equipment was cleaned after every sample using high-pressure air and after every tenth sample a coarse blank sample was passed through the crusher. The crushed sample material was split using a Jones rifle splitter and a 500 g aliquot taken for assay. The aliquot was placed in a small plastic bag which was heat sealed and marked with a bar-coded sample tag. The reject material was returned to the original sample bag and stored on site.

The sample aliquots were shipped by air courier to ALS Chemex Lima in Lima, Peru, for analysis. Copper assays were conducted using four acid digestion and Atomic Absorption Spectroscopy (“AAS”) finish. Umpire assay checks and secondary assay work was conducted by Acme Santiago in Santiago, Chile. Both labs have ISO/IEC 17025-2005 certification. Residual pulps were stored at either ALS Chemex in Lima, Perú, or at a storage warehouse at First Quantum’s Minera Antares office in Arequipa, Peru. Residual pulps were discarded after three years due to oxidation and a reduced ability to repeat the original assays. All MPSA drill core is, however, safely and securely stored in warehouses located on the Cobre Panamá site.

All assay samples were kept in a locked facility on site until they were ready for shipment. Samples for a given hole were batched once the entire hole had been logged and sampled. Samples were collected into larger bags in batches of approximately 90 samples per bag. Samples to be assayed for sequential copper were batched into bags of 20 to 25 samples. Several times a week, the samples were dispatched by road to a secure warehouse in Penonomé by MPSA staff. While in storage, generally for less than two days, samples were kept under locked conditions until picked up by DHL cargo shipping. DHL then airfreighted the samples to ALS Chemex Laboratory in Lima, Peru.

A detailed review of all the historical and current QA/QC practices, QA/QC data and historical QA/QC reports at Cobre Panamá has been undertaken by First Quantum in order to determine the accuracy, precision and bias present in the drillhole assay data for the mine, in order to determine suitability for mineral resource estimation. While a systemized program of QA/QC sampling was not fully implemented until 2006, numerous programs of check analysis were undertaken to compare each program of drilling to historic drilling undertaken by previous owners. Similarly, routine review of the QA/QC data and results did not occur until the MPSA drilling programs. Regular reviews of the QA/QC data have been undertaken by MPSA personnel and corrections made to the database when an error was identified. The sampling QA/QC results and the related studies demonstrate that sample assay data is representative of the mineralisation sampled and that it is appropriate for use in the Mineral Resource estimation. In addition, data verification completed by First Quantum supports that data used in the Mineral Resource estimate is similarly adequate.

Metallurgical Testing

Various metallurgical test work programs have been undertaken on the Cobre Panamá project since 1968, commensurate with the various levels of preliminary feasibility and prefeasibility studies that were completed up until 1998.

In 1997, an extensive program of metallurgical testing was designed to confirm earlier studies on the metallurgical response of the Botija and Colina ores. Work included grinding, flotation, dewatering and mineralogical testing. Further testing was completed, including locked-cycle flotation test work and modal analysis to assist in defining grind requirements for both rougher and cleaner flotation. Copper-molybdenum separation by means of differential flotation was also tested.

Confirmatory batch laboratory flotation testwork was conducted during 2014. Based on all of this test work, variable processing recovery relationships were determined for copper and gold, whilst fixed recovery values were determined for molybdenum and silver. This information is the basis for the life of mine production scheduling and cash flow modelling which supports the Mineral Reserve estimate.

Mineral Resources

The Mineral Resource estimate for each of the Cobre Panamá deposits was generated from the drillhole sample results and an interpretation of the relevant geology that relates to the spatial distribution of copper, molybdenum, gold and silver mineralization. The Botija Mineral Resource estimate was updated in December 2018 with added Reverse Circulation (“RC”) grade control drilling results. Block grade estimates used ordinary kriging and was post processed by local uniform conditioning of the copper and gold panel estimates considered appropriate to the scale of mining, The Mineral Resource estimates were classified according to the drill hole spacing, sample QA/QC, geological confidence and confidence in the grade estimates.

The Mineral Resource estimate for Cobre Panamá, inclusive of the Mineral Reserve inventory, is presented below and reflects the March 2019 NI 43-101 Technical Report estimate, inclusive of depletion through December 31, 2022.

Mineral Resources Statement as at December 31, 2022, and Reported Using a 0.15% Cu Cut-off Grade

		Tonnes	TCu	Mo	Au	Ag
Deposit	Category	(Mt)%		%	g/t	g/t
Botija	Measured	129.1	0.57	0.009	0.14	1.63
Botija	Indicated	532.0	0.36	0.007	0.07	1.11
Colina	Indicated	1,031.6	0.39	0.007	0.06	1.58
Medio	Indicated	63.0	0.28	0.004	0.03	0.96
Valle Grande	Indicated	602.1	0.36	0.006	0.04	1.37
Balboa	Indicated	647.3	0.35	0.002	0.08	1.37
Botija Abajo	Indicated	114.0	0.31	0.004	0.06	0.93
Brazo	Indicated	228.3	0.36	0.004	0.05	0.81
Total Measured and Indicated		3,347.5	0.37	0.006	0.07	1.34
Botija	Inferred	188.0	0.23	0.004	0.05	0.87
Colina	Inferred	125.1	0.26	0.006	0.05	1.20
Medio	Inferred	189.4	0.25	0.005	0.03	1.25
Valle Grande	Inferred	362.9	0.29	0.005	0.03	1.14
Balboa	Inferred	78.8	0.23	0.003	0.04	0.96
Botija Abajo	Inferred	66.7	0.27	0.005	0.06	1.25
Brazo	Inferred	76.4	0.21	0.003	0.01	0.73
Total Inferred		1,087.3	0.26	0.005	0.04	1.09

Stockpile Mineral Resource Statement as at December 31, 2022

		Tonnes	TCu	Mo	Au	Ag
Deposit	Category	(Mt)%		ppm	g/t	g/t
Botija	Stockpile	37.0	0.19	33.62	0.04	0.82

Mineral Reserves

The Mineral Reserve estimate for Cobre Panamá is disclosed entirely within the Measured and Indicated Mineral Resource estimate in the table above. It is prepared consistent with the Mineral Reserve estimate methodology reported in the Cobre Panamá Technical Report. The actual cut-off grade for the estimate varies due to variable processing recovery, but otherwise reflects a longer-term consensus copper price of $3.00/lb, a molybdenum price of $13.50/lb, a gold price of $1,200/oz and a silver price of $16.00/oz.

Mineral Reserves Statement as at December 31, 2022, and Reported Based on a $3.00/lb Cu Price

	Total Ore
	Tonnes	TCu	Mo	Au	Ag
Pit and Classification	(Mt)%		ppm	ppm	ppm
Botija
Proven	126.1	0.55	89.77	0.14	1.59
Probable	501.3	0.34	67.67	0.07	1.08
Total Mineral Reserves	627.4	0.39	72.11	0.09	1.18
Colina and Medio
Proven	—	—	—	—	—
Probable	981.3	0.39	66.98	0.06	1.61
Total Mineral Reserves	981.3	0.39	66.98	0.06	1.61
Valle Grande
Proven	—	—	—	—	—
Probable	541.1	0.37	67.43	0.05	1.42
Total Mineral Reserves	541.1	0.37	67.43	0.05	1.42
Balboa
Proven	—	—	—	—	—
Probable	437.1	0.35	16.10	0.08	1.36
Total Mineral Reserves	437.1	0.35	16.10	0.08	1.36
BABR
Proven	—	—	—	—	—
Probable	219.7	0.40	41.31	0.07	0.87
Total Mineral Reserves	219.7	0.40	41.31	0.07	0.87
Combined Pits
Proven	126.1	0.55	89.77	0.14	1.59
Probable	2,680.5	0.37	56.80	0.07	1.37
Total Mineral Reserves	2,806.6	0.38	58.28	0.07	1.38

Stockpile Mineral Reserves Statement as at December 31, 2022

	Total Ore
	Tonnes	TCu	Mo	Au	Ag
	(Mt)%		ppm	ppm	ppm
Proven	—	—	—	—	—
Probable	37.0	0.19	33.62	0.04	0.82
Total Mineral Reserves	37.0	0.19	33.62	0.04	0.82

Mining Operations

Mining at Cobre Panamá involves ultra-class scale mining equipment and conventional open pit methods at up to approximately 83 Mbcm of ore and waste mined per annum.

The multiple pits will be mined in an optimized sequence and in phases with ore crushed in-pit and conveyed overland to the nearby processing plant. The Botija pit is being mined first, followed by the Colina and Medio pits. Mining in the Valle Grande and BABR pits will commence towards the end of mining of the Colina pit, with the Balboa pit being mined last.

At the end of 2021, four rope shovels, three ultra-class loaders and thirty ultra-class trucks were operating in the Botija Pit. During 2022, the fleet was expanded by adding a fifth rope shovel and eight additional ultra-class haul trucks. Significant progress has been made on the pre-strip work for the Colina pit and earthworks for the associated overland conveyor and in-pit crushing facility. The commissioning of the first crusher at Colina has been completed in 2023. The crusher feed reached 86 Mtpa in 2022 and was planned to ultimately ramp up to 100 Mtpa by the end of 2023 at which rate it remains until 2041 before dropping to 75 Mtpa between 2042 and 2054.  In October 2023, prior to the disruptions from the blockades, Cobre Panamá operated at an annualized throughput rate of 93 Mt.

The overall life of mine strip ratio (tonnes) is 1:1.

Processing and Recovery Operations

The predominantly copper/molybdenum sulphide ore is amenable to conventional differential flotation processing, with gold and silver recovered into the copper concentrate and also separated into gravity concentrate.

The processing plant design is based upon a conventional sulphide ore flotation circuit, with differential flotation to produce separate copper and molybdenum concentrate products. Plant tailings are directed into the tailings management facility and at a later date into the depleted Botija open pit.

The copper concentrate containing gold and silver by-products, is piped as a slurry to the port site on the northern coast of the country (on the Caribbean Sea), where it is dried in filter presses and stored before being loaded onto vessels for shipping to world markets. The molybdenum concentrate will be delivered to the port by road and shipped in bulk bags.

While design recoveries vary for each deposit the average recoveries are expected to be as follows over the life of mine.

•Copper:90%

•Molybdenum:53%

•Gold:56%

•Silver:45%

Construction is complete for the CP100 Expansion project at Cobre Panamá to achieve a throughput rate of 100 Mtpa. This includes the addition of a sixth ball mill, a screening plan and process water upgrades alongside other process plant facilities and infrastructure upgrades. These facilities have ramped up and have periodically demonstrating nameplate capacity in the second quarter.

Infrastructure, Permitting and Compliance Activities

The mining complex has two main areas: the mine and plant site within the concession boundaries, and the port and power station at Punta Rincon, approximately 25 km north of the plant site on the Caribbean coast. The port and power plant site consists of a deep-water berth for concentrate and coal shipments, a conventional ship landing site and a 300 MW coal fired power plant. An access road has been constructed between the mine and the power plant site and port area.

Mine power is generated by a coal-fired power station at the port site and transmitted via a 230 kV transmission line to the Botija substation at the mine site. Power reticulation from the Botija substation is via 14kV arterial powerlines to the mine, process plant, tailing management facilities, accommodation camps and other electric load areas. The Botija substation is also connected to the national Panamá electricity grid via a 230 kV transmission line to the Llano Sanchez substation. In 2018, the first 150 MW generator Unit 1 of the power plant was synchronized to the national grid. Unit 2 was synchronized to the national grid in January 2019.

New access roads and improvements to the existing access roads from Penonomé through La Pintada and Coclesito to the site have been constructed to permit safe access to the mine and plant site from the Pan-American Highway via the existing road from Penonomé.

In December 2011, the GOP, through Ministerio de Ambiente (“MiAmbiente”), being the Panamánian national environmental authority, formerly known as Autoridad Nacional del Ambiente (“ANAM”), approved the mine environmental and social impact assessment (“ESIA”) required for development of the Cobre Panamá copper project, including the mining operations and related infrastructure at Botija, Colina, Medio and Valle Grande, the port facility, and the coal-fired power plant. Since the initial submission, the Project definition and development scope has changed to include additional open pits and aspects that will need to be addressed in a new ESIA. Considering the P&SM phase, MPSA does not provide a timeline for new EISA submission.

MPSA continues to implement its environmental management plans to meet commitments made in the project ESIA and comply with Panamá environmental regulations, international standards including Equator Principles and IFC Performance Standards and MPSA environmental policy. MPSA is developing and implementing its environmental management system in accordance with ISO 14001:2015 standard.

The mine closure plan and costs were reviewed in 2022. The closure cost present value as of December 31, 2022 was $107.1 million.

The MPSA continues to implement its bio-diversity action plan in line with IFC Performance Standard 6 to protect and conserve the sensitive biodiversity of the mining area.

The mine is located in the tropics with a high average annual rainfall and all drainage and contact water from the open pit, waste dumps and ore stockpiles is being collected and used as process water in the mill whilst non-contact water for environmental flow is released to the Botija river. Furthermore, water is being recycled from the Tailings Management Facility (“TMF”) to the plant. Excess water decanted off the surface of the TMF is being released to the Del Medio River, in compliance with local regulations and discharge permits. The discharged water quality currently meets all local discharge requirements and is expected to continue meeting water quality standards for aquatic biota over the life of mine.

The mine continues to be audited bi-annually against ESIA commitments by a third-party independent auditor and the results provided to the environmental regulator MiAmbiente. In 2021, MPSA reported its compliance with local water discharge parameters.

In July 2021, there was an environmental incident related to a tailings pipeline failure resulting in a limited, short-term impact on natural waters. A notice of violation regarding this incident was issued in July 2021, followed by a reconsideration motion submitted by MPSA in January 2022. No other material environmental incident was reported at Cobre Panamá in 2022 and there were no other notices of violation or penalties issued by any applicable regulatory authority. MiAmbiente opened an administrative process due to seven old findings arising from their inspection in July 2021. MPSA requested a reconsideration in the belief that the findings refer to old issues that have already been resolved.

Capital and Operating Expenses

The estimated Cobre Panamá capital expenditures for 2023 was $560M, that includes growth project costs, site capex and the capitalization of deferred stripping costs. For the year ended December 31, 2023, AISC and C1 cash cost were $1.85/lb and $1.47/lb, respectively.

Mine Development and Production

Construction is complete for the CP100 Expansion project, allowing the processing plant to achieve a throughput rate of 100 Mtpa. Plant feed feed was 78 Mt in 2023.

The table below shows the historical production from Cobre Panamá:

	Cu	Au	Ag
	tonnes	ounces	ounces
2019	147,480	60,074	1,132,247
2020	205,548	84,667	1,595,561
2021	331,000	141,637	2,521,235
2022	350,438	139,751	2,813,129
2023	330,863	129,854	2,724,347

The Company’s precious metals streams with respect to Cobre Panamá are linked to copper production from the Cobre Panamá mine.

As the mine is currently in a P&SM phase, there is currently no metal production forecast.

RISK FACTORS

Investors should carefully consider all of the information disclosed in this AIF. In addition to the other information presented in this AIF, the following risk factors should be given special consideration.

Risks Related to the Business of Franco-Nevada

Changes in the market price of the commodities that underlie the royalty, stream, working and other interests will affect the profitability of Franco-Nevada and the revenue generated therefrom

The revenue derived by Franco-Nevada from its asset portfolio will be significantly affected by changes in the market price of the commodities underlying the royalties, streams, working interests and investments. Franco-Nevada’s revenue is particularly sensitive to changes in the price of gold, silver, oil, natural gas, natural gas liquids, PGM, copper and iron ore, as the revenue from these commodities represents substantially all of the cash flow derived from the asset portfolio. Commodity prices, including those to which Franco-Nevada is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Franco-Nevada, including levels of supply and demand, industrial development levels, inflation and the level of interest rates and the strength of the U.S. dollar. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, political developments and geopolitical events.

Franco-Nevada also holds marketable securities in a number of companies that operate in the commodity sector and the value of these securities may be adversely affected by price fluctuations and future material commodity price declines, as well as other factors.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or working interests applicable to one or more relevant commodities. Moreover, despite Franco-Nevada’s commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Gold, silver, and/or PGM are produced or will be produced as a by-product metal at some of the assets including, amongst others, the Antamina mine, Antapaccay mine, Candelaria mine, Cobre Panamá mine (prior to its production halt) and Sudbury mine; therefore, production decisions and the economic cut-off applied to the reporting of gold, silver and PGM mineral resources and mineral reserves, as applicable, will be influenced by changes in the commodity prices of other metals at the mines. To some extent, risks related to this will be mitigated by Franco-Nevada in respect of each of Antapaccay and Cobre Panamá as gold and silver deliveries under the stream are initially tied to the production of copper, the primary product to be produced at such mines.

For mining assets that are subject to stream agreements where there is a fixed price payable per ounce, in the event that the price of gold and/or silver falls below the fixed price per ounce (subject to inflation adjustment), Franco-Nevada would not realize any profits.

The operation of the properties in which Franco-Nevada holds an interest is generally determined by third-party property owners and operators, and Franco-Nevada has no or limited decision making power as to how these properties are operated, and the operators’ failure to perform could affect the revenues generated by Franco-Nevada

Franco-Nevada is not directly involved in the operation of mines. The revenue derived from the asset portfolio is based on production by third-party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, sell, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property, decisions to relinquish or dispose of mineral properties, and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of Franco-Nevada on the relevant properties may not always be aligned. As an example, it will usually be in the interest of Franco-Nevada to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to streaming, royalty or working interest obligations. The inability of Franco-Nevada to control the operations for the properties in which it has a royalty, stream or other interest may result in, among other things, differences between Franco-Nevada’s assumptions for a property and actual results, which may lead to a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. In addition, the owners or operators may take action contrary to Franco-Nevada’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with Franco-Nevada; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with Franco-Nevada.

Franco-Nevada may not be entitled to any material compensation if any of the properties in which it holds a royalty, stream or other interest shuts down or discontinues their operations on a temporary or permanent basis. At any time, any of the operators of the properties in which it holds a royalty, stream or other interest or their successors may decide to suspend or discontinue operations.

The owners or operators of the projects in which Franco-Nevada holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Franco-Nevada has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Franco-Nevada. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Franco-Nevada may be difficult or impossible to predict.

Franco-Nevada has limited access to data and disclosure regarding the operation of properties, which will affect its ability to assess the royalty, stream, or other interest’s performance

As a holder of royalties, streams or other interests, Franco-Nevada has limited access to data on the operations or to the actual properties themselves. This could affect its ability to assess the performance of the royalty, stream, or working or other interest. This could result in deviations in cash flow from that which is anticipated by Franco-Nevada. In addition, some royalties, streams or other interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the applicable interest and, as such, Franco-Nevada may not be in a position to publicly disclose non-public information with respect to certain royalties, streams, or other interests. The limited access to data and disclosure regarding the operations of the properties in which Franco-Nevada has an interest, may restrict Franco-Nevada’s ability to enhance its performance which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. Although Franco-Nevada attempts to obtain these rights when creating new royalty or stream agreements or negotiating working or other interests, there is no assurance that Franco-Nevada’s efforts will be successful.

Franco-Nevada depends on its operators for the calculation of applicable payments. It may not be able to detect errors and payment calculations may call for retroactive adjustments

Franco-Nevada’s royalty, stream and other payments are calculated by the operators of the properties on which Franco-Nevada has royalties, streams, or interests based on the reported production. Each operator’s calculation of Franco-Nevada’s royalty, stream or other payments is subject to and dependent upon the adequacy and accuracy of its production, cost and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain royalty, stream or other agreements require the operators to provide Franco-Nevada with production and operating information that may, depending on the completeness and accuracy of such information, enable Franco-Nevada to detect errors in the calculation of royalty, stream or other payments that it receives. Franco-Nevada does not, however, have the contractual right to receive production information for all of its royalty, stream or other interests. As a result, Franco-Nevada’s ability to detect payment errors through its monitoring program and its associated internal controls and procedures is limited, and the possibility exists that Franco-Nevada will need to make retroactive royalty, stream or other revenue adjustments. Some of Franco-Nevada’s royalty, stream or other contracts provide the right to audit the operational calculations and production data for the associated royalty, stream or other payments; however, such audit rights may be time-limited by contract or statute and such audits may occur many months following Franco-Nevada’s recognition of the royalty, stream or other interest revenue and may require Franco-Nevada to adjust its revenue in later periods.

The Candelaria stream is and the Cobre Panamá stream (prior to its production halt) was significant to Franco-Nevada and other assets and properties may become significant to Franco-Nevada from time to time and any adverse development related to any such assets will affect the revenue derived from such assets

The streams on Candelaria and Cobre Panamá (prior to its production halt) were significant to Franco-Nevada in 2023. As new assets are acquired or move into production, the materiality of each of Franco-Nevada’s assets will be reconsidered. Any adverse development affecting the operation of, production from, ownership of, or recoverability of mineral reserves from any significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, sinkholes, pit wall failures, tailings dam failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on Franco-Nevada’s profitability, financial condition and results of operations. In addition, Franco-Nevada has no control over operational decisions made by the third-party owners and operators of these projects. Any adverse decision made by the owners and operators, including for example, alterations to mine plans or production schedules, may impact the timing and amount of revenue that Franco-Nevada receives and may have a material and adverse effect on Franco-Nevada’s profitability, financial condition and results of operations. As these mines mature, Franco-Nevada can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration.

Cobre Panamá has been the subject of a dispute between the GOP and First Quantum regarding the validity of the original concession grants, new concession arrangements, and the constitutional validity of such new concession arrangements. Following the approval of a new concession contract by the National Assembly on October 20, 2023, the GOP announced an intention to conduct popular consultations with respect to Law 406, which approved the new concession contract, and several claims were filed with the Supreme Court of Justice regarding the constitutionality of Law 406. On November 28, 2023, the Supreme Court of Justice announced it had declared Law 406 unconstitutional and, on December 1, 2023, the President of Panamá, Laurentino Cortizo, announced a transition process for the closure of the Cobre Panamá mine. On November 29, 2023, MPSA initiated arbitration proceedings before the International Court of Arbitration to protect its rights under the 2023 concession agreement. Separately, both First Quantum and Franco-Nevada independently notified the Ministry of Industry and Commerce of Panamá of their intent to initiate arbitration to enforce their rights under international law, pursuant to the Canada-Panamá Free Trade Agreement. Please refer to the “Cobre Panamá Updates – Panamá” section on page 10 of this AIF for details on the current status of this dispute.

The halting of production at Cobre Panamá has resulted in a cessation of deliveries to Franco-Nevada under the Cobre Panamá stream agreement. The continued cessation of deliveries under the Cobre Panamá stream agreement. will have an adverse effect on Franco-Nevada’s revenues, results of operations and financial condition. While both First Quantum and Franco-Nevada are pursuing arbitration proceedings to protect their rights in respect of the concession agreement, there can be no assurance of a satisfactory resolution with respect to First Quantum’s or Franco-Nevada’s claims in respect of Cobre Panamá.

Franco-Nevada is dependent on the payment of royalty, stream, and other payments by the owners and operators of the relevant properties and any delay in or failure of such payments will affect the revenues generated by the asset portfolio

Franco-Nevada is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream/interest properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders or other creditors, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream/interest properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Franco-Nevada’s rights to payment under the royalties/streams/interests must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Franco-Nevada’s ability to collect outstanding royalties/streams/payments from interest properties upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Franco-Nevada’s ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, a creditor or the operator may seek to terminate the royalty, stream or other agreement or otherwise limit Franco-Nevada’s recovery in the insolvency proceeding. In insolvency proceedings, it is possible that streams and royalty interests may be terminated in certain circumstances and recovery in these circumstances is uncertain. Failure to receive payments from the owners and operators of the relevant properties or the termination of Franco-Nevada’s rights may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Certain royalty and stream interests and working interests are subject to rights in favour of others or third parties that could adversely affect the revenues generated from the asset portfolio

Some royalty and stream interests and working or other interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, stream or working or other interest, (ii) pre-emptive rights pursuant to which parties to operating and royalty or stream agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of such interest by or to Franco-Nevada, (iii) claw-back rights pursuant to which the seller of a royalty, stream or working or other interest to Franco-Nevada has the right to re-acquire the royalty, stream or working or other interest, or (iv) a right to dispose of property interests which are subject to the royalty, stream or working or other interest, for a return to Franco-Nevada, if any, which may be lower than Franco-Nevada’s assumptions regarding the asset. Holders may exercise these rights such that certain royalty, stream interests and working or other interests would no longer be held by Franco-Nevada.

The asset portfolio includes a number of royalty interests based on net profits or other royalties with cost deductions, and the revenue derived from such royalty interests is dependent upon factors beyond the control of Franco-Nevada that may have an adverse effect on the overall revenues generated by the asset portfolio

Franco-Nevada holds a number of net profit royalties, equity interests and working or other interests in its asset portfolio. These royalties and other interests allow the operator to account for the effect of prevailing cost pressures on the operation before calculating the royalty or other amounts payable to Franco-Nevada. These cost pressures include costs of labour, equipment, fuel, electricity, environmental compliance, oil prices and numerous other capital, operating and production inputs. NSR royalties allow for prescribed deductions in respect of certain costs, which in the case of NSR royalties in respect of non-precious metals, may be significant. Such costs will fluctuate in ways that are unpredictable and are beyond the control of

Franco-Nevada, and can have a dramatic effect on the revenue payable to Franco-Nevada on these royalties and other interests. Any increase in the costs incurred by the operators on the applicable properties will likely result in a decline in the revenue received by Franco-Nevada. This will affect overall revenue generated by the asset portfolio which may have a material and adverse effect on Franco-Nevada’s profitability, financial condition, and results of operations.

Franco-Nevada may enter into acquisitions or other material royalty or streaming transactions at any time

Franco-Nevada is continuously reviewing opportunities to acquire existing royalties or streams, to create new royalty interests or streaming arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold royalties or streams. At any given time, Franco-Nevada has various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Franco-Nevada and may involve the issuance of securities by Franco-Nevada or the incurring of indebtedness to fund any such acquisition. In addition, any such acquisition or other royalty or streaming transaction may have other transaction-specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Franco-Nevada may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to Franco-Nevada, even if such restructuring may reduce near-term revenues or result in Franco-Nevada incurring transaction-related costs.

Franco-Nevada may enter into one or more acquisitions, restructurings or other royalty and streaming transactions at any time.

Franco-Nevada may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business

Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Franco-Nevada are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition, exploration and development of royalties, streams and other interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Franco-Nevada’s success and there can be no assurance of such success. If Franco-Nevada is not successful in attracting and retaining qualified personnel, Franco-Nevada’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition. Franco-Nevada does not intend to maintain “key man” insurance for any members of its management.

Increased competition for royalty and stream interests and resource investments could adversely affect Franco-Nevada’s ability to acquire additional royalties, streams and other investments in mineral and oil and natural gas properties

Many companies are engaged in the search for and the acquisition of mineral and oil and natural gas interests, and there is a limited supply of such desirable interests. The mineral exploration and mining and oil and natural gas businesses are competitive in all phases. Many companies are engaged in the acquisition of mining and oil and natural gas interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. There has been significant growth in the number of royalty and streaming companies over the last several years. Franco-Nevada may be at a competitive disadvantage in acquiring mineral and oil and gas interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs or may have different investment criteria. There can be no assurance that Franco-Nevada will be able to compete successfully against other companies in acquiring royalty, stream and other interests. In addition, Franco-Nevada may be unable to acquire royalties or streams at acceptable valuations which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Royalty, stream and other interests may not be honoured

Royalty, stream and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. Furthermore, operators themselves face risks in the jurisdictions in which they operate that could increase the likelihood that contractual and/or mineral rights as between operators and governmental or other administrative bodies may be disregarded or unilaterally altered, thus directly or indirectly affecting Franco-Nevada’s rights to its royalty, stream or other interests. To the extent grantors of such interests do not abide by their contractual obligations (whether through their own actions or through the actions of relevant governmental or other administrative bodies), Franco-Nevada would be forced to take legal action in one or more courts of competent jurisdiction or initiate arbitration proceedings to enforce its contractual and related rights. Any such litigation or arbitration may be time consuming and costly and there is no guarantee of success, both with respect to the litigation or arbitration claim or enforcement of any judgment. Any pending proceedings or actions or any decisions determined adversely against Franco-Nevada, may have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

There may be unknown defects in the asset portfolio

A defect in a royalty, stream, working or other interest or equity interest and/or the underlying contract may arise to defeat or impair the claim of Franco-Nevada to such royalty, stream, working or other interest or equity interest. Unknown defects in the royalty, stream or other assets of Franco-Nevada may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Current global financial and geopolitical conditions continue to be challenging

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, civil unrest, changes to energy prices or sovereign defaults. Ongoing geopolitical challenges such as the Ukraine-Russia war, conflict in the Middle East and tensions between the United States and China have contributed to volatility in global financial conditions.

Any sudden or rapid destabilization of global economic conditions (including due to geopolitical issues) could negatively impact Franco-Nevada’s ability, or the ability of the operators of the properties in which Franco-Nevada holds royalties, streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, Franco-Nevada may be subject to counterparty risk and liquidity risk. Franco-Nevada is exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold Franco-Nevada’s cash, (ii) through companies that have payables to Franco-Nevada, (iii) through Franco-Nevada’s insurance providers, and (iv) through Franco-Nevada’s lenders. Franco-Nevada is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Franco-Nevada to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to Franco-Nevada. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, Franco-Nevada’s operations could be adversely impacted and the trading price of Franco-Nevada securities could be adversely affected.

The impact of pandemics and public health emergencies in the future may significantly impact Franco-Nevada

The COVID-19 global health pandemic had a significant impact on the global economy and commodity and financial markets. Many of these impacts are still being experienced in various ways around the world. The impact of the pandemic included extreme volatility in financial markets, elevated inflation, extreme volatility in commodity prices (including gold, silver, palladium, iron ore, oil and gas), raised the prospect of an extended global recession and the temporary suspension of many mining operations. If the operation or development of one or more of the properties in which Franco-Nevada holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of future pandemics or other public health emergencies, it may have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities. The broader impact of future pandemics or similar public health emergencies on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Franco-Nevada’s revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Franco-Nevada’s royalty, stream and other interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. There can be no assurance that any steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Franco-Nevada may suffer losses due to adverse foreign currency rate fluctuations.

The ability to pay dividends will be dependent on the financial condition of Franco-Nevada

Payment of dividends on the Common Shares is within the discretion of Franco-Nevada’s Board of Directors and will depend upon Franco-Nevada’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Although Franco-Nevada currently pays a regular dividend, there can be no assurance that it will be in a position to declare dividends due to the occurrence of one or more of the risks described herein.

Changes in tax legislation or accounting rules could affect the profitability of Franco-Nevada

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Mexico, Barbados, Australia, Chile, Peru, Brazil or any of the countries in which Franco-Nevada’s assets or relevant contracting parties are located could result in some or all of Franco-Nevada’s profits being subject to additional taxation.

The Government of Canada released the draft GMTA, which would implement key measures of the OECD’s Pillar Two global minimum tax in Canada. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. If the legislation becomes enacted or substantively enacted, Franco-Nevada will first become subject to the rules for its 2024 year. Under the legislation, the Company would be liable to pay a top-up tax when the effective tax rate in a jurisdiction is below the 15% minimum rate. All entities within the Franco-Nevada group other than its one subsidiary that operates in Barbados have an effective tax rate that exceeds 15%.

The Government of Barbados has announced proposed tax measures in response to the OECD’s Pillar Two global minimum tax initiative, including an increase of the Barbados corporate tax rate to 9% effective January 1, 2024. The Government has also proposed to introduce a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which will top-up the Barbados effective tax rate payable by an entity subject to Pillar Two, to 15%.

No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Franco-Nevada’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other investments by Franco-Nevada less attractive to counterparties. Such changes could adversely affect Franco-Nevada’s ability to acquire new assets or make future investments.

For further information, please refer to the “Global Minimum Tax” section on page 11 of this AIF.

Reviews conducted by tax authorities, now or in the future, may result in adverse tax consequences for Franco-Nevada

Tax authorities in jurisdictions applicable to Franco-Nevada may periodically conduct reviews of Franco-Nevada’s tax filings and compliance. Those reviews could result in adverse tax consequences and unexpected financial costs and exposure.

The CRA is conducting an audit of Franco-Nevada’s 2012-2019 taxation years and has issued a series of reassessments to Franco-Nevada relating to the 2012-2018 taxation years, as well as a proposal letter relating to the 2019 taxation year. A description of the matters and amounts at issue is included in the notes to Franco-Nevada’s financial statements for the year ended December 31, 2023.

Management believes that Franco-Nevada has filed its tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws. Franco-Nevada does not believe that the reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance of the outcome thereof that the CRA will not further challenge the manner in which Franco-Nevada or any of its subsidiaries has filed its income tax returns and reported its income. In the event that the CRA or other applicable tax authority successfully challenges the manner in which Franco-Nevada or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on Franco-Nevada.

Certain of Franco-Nevada’s directors and officers serve in similar positions with other public companies, which could put them in a conflict position from time to time

Certain of the directors and officers of Franco-Nevada also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which Franco-Nevada participates, or in transactions or ventures in which Franco-Nevada may seek to participate, the directors and officers of Franco-Nevada may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Franco-Nevada for the acquisition of royalties or streams, or other investments. Such conflicts of the directors and officers may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Franco-Nevada can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and Franco-Nevada may have to raise additional capital through the issuance of additional equity, which could result in dilution to Franco-Nevada’s shareholders

There can be no assurance that Franco-Nevada will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede Franco-Nevada’s funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. Franco-Nevada may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

If Franco-Nevada expands its business beyond the acquisition of royalty, stream and other interests, Franco-Nevada may face new challenges and risks which could affect its profitability, results of operations and financial condition

Franco-Nevada’s operations and expertise have been focused on the acquisition and management of royalty, stream and other interests. Franco-Nevada may pursue acquisitions outside this area, including acquiring and/or investing in and/or developing resource projects. Expansion of Franco-Nevada’s activities into new areas would present challenges and risks that it has not faced in the past, including many of the risks described under “Risks Related to Mining Operations and Oil and Natural Gas Operations”. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Potential litigation affecting the properties in which Franco-Nevada holds its royalty, stream or other interests could have an adverse effect on Franco-Nevada

Potential litigation may arise on a property on which Franco-Nevada holds or has a royalty, stream or other interest (for example, litigation brought by community, indigenous groups or host governments, litigation between joint venture partners or litigation between operators and original property owners or neighbouring property owners). As a royalty, stream or other interest holder, Franco-Nevada will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Franco-Nevada relies on the use of technology and information systems, many of which are controlled by third-party vendors, which may not be able to accommodate its growth or may increase in cost and may become subject to cyberattacks or other compromises and shutdowns, and any failures or interruptions of these systems could materially and adversely affect its business

Franco-Nevada’s operations depend on information systems and other technology, such as computer systems used for information storage, processing, administrative and commercial functions. Franco-Nevada depends on various information technology systems to estimate resource and reserve quantities and production from the assets underlying its royalties and streams, process and record financial data, analyze seismic information, administer its contracts with its counterparties and communicate with employees and third parties. These information technology systems, and those of its third-party service providers and vendors and the counterparties under its royalty/stream agreements, may be vulnerable to an increasing number of continually evolving cybersecurity risks. In addition, Franco-Nevada relies on telecommunication services to interface with its business networks and counterparties. Franco-Nevada relies on this technology functioning as intended. Franco-Nevada’s information systems and technology may not continue to be able to accommodate its growth, and the cost of maintaining such systems may increase from its current level.

Franco-Nevada may in the future be subject to cyberattacks or other compromises and shutdowns, noting the increasing frequency, sophistication and severity of these kinds of incidents. Such attacks may result in attempts to gain unauthorized access to Franco-Nevada’s proprietary information or third-party data stored on its systems, destroy or disable its data, and/or degrade or sabotage its systems through the introduction of computer viruses, cyberattacks and other means. Such attacks could originate from a wide variety of sources, including internal or unknown third parties. Franco-Nevada cannot predict what effects such cyberattacks or compromises or shutdowns may have on its business and the consequences could be material. Cybersecurity incidents may remain undetected for an extended period, which could exacerbate these consequences. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of personally identifiable or proprietary business data, could result in significant remediation and other costs, fines, litigation and regulatory actions against Franco-Nevada by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under Franco-Nevada’s insurance policies.

If Franco-Nevada’s information systems and other technology are compromised, do not function as intended or are disabled, such events could have a material adverse effect on its business, financial condition, results of operations and cash flow. As vendors increasingly offer cloud-based software services, these third-party service providers could face ongoing cybersecurity threats and compromises of their systems. Franco-Nevada generally does not have control over the delivery of such third-party services and, as a result, it may face disruptions to its operations. Although Franco-Nevada is continuing to develop measures to ensure the integrity of its systems, it can provide no assurance that its efforts or those of third parties with whom it conducts business will be successful in protecting its systems or preventing or ameliorating damage from a cybersecurity incident.

Risks Related to Mining Operations and Oil and Natural Gas Operations

Franco-Nevada is subject to the same risk factors as the owners and operators of properties in which it holds a royalty, stream or other interests

To the extent that they relate to the production of minerals or oil and natural gas from, or the continued operation of, the properties in which Franco-Nevada holds a royalty, stream or other interest, Franco-Nevada will be subject to the risk factors applicable to the owners and operators of such mines or projects.

The inability to add additional reserves to its asset portfolio through either the development of existing resources or the acquisition of new producing assets could adversely affect Franco-Nevada

The revenue generated by Franco-Nevada is principally based on the exploitation of mineral and oil and natural gas reserves on assets underlying the royalty, stream or other interests on which Franco-Nevada has a royalty, stream or other interest. Reserves are continually being depleted through extraction and the long-term viability of Franco-Nevada’s asset portfolio depends on the replacement of reserves through new producing assets and increases in reserves on existing producing assets. While Franco-Nevada may be able to maintain all or a portion of its interest in its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its asset portfolio. Exploration for minerals and energy resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or energy resources on properties underlying the asset portfolio. Even in those cases where a significant mineral or oil and natural gas deposit is identified, there is no guarantee that the deposit can be permitted and economically extracted. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new reserves will be identified to replace or increase the amount of reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional reserves or to replace existing reserves through either the development of existing resources or the acquisition of new mineral producing assets may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Resources and reserves are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates

The mineral resources and mineral reserves and oil and natural gas reserves and resources on properties underlying Franco-Nevada’s royalty, stream or other interests are estimates only, and no assurance can be given that the estimated resources and reserves are accurate or that the indicated level of minerals and/or oil and natural gas will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.

Market price fluctuations of the applicable commodity, as well as increased production and capital costs, including as a result of high inflation, or reduced recovery rates, may render the proven and probable reserves on properties underlying Franco-Nevada’s royalty/stream interests unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower-grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, social impacts, the import and export of minerals and environmental protection and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely-spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained.

Franco-Nevada’s interpretations and assumptions regarding the information underlying resource estimates may also differ from those of the operator.

Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying Franco-Nevada’s royalty/stream interests constitute or will be converted into reserves.

Any of the foregoing factors may require operators to reduce their resources and reserves, which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond the control of Franco-Nevada

Companies engaged in mining and oil and natural gas activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, changes in the regulatory environment, permitting and other government and community approvals and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, sour gas releases and spills, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, sinkholes, pit wall failures, flooding, rock bursts, tailings dam failures, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil and natural gas from the company’s resources or expected reserves, (ii) result in a write-down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of exploration, mining or processing, (iv) result in the destruction of properties, processing facilities or third-party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of the above-mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which Franco-Nevada holds a royalty/stream interest and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Title defects may result in a loss of entitlement to a property

A defect in the chain of title to any of the properties underlying the royalty, stream or other interests necessary for the anticipated development or operation of a particular project to which a royalty, stream or other interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or indigenous groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of Franco-Nevada’s royalty, stream or other interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties, streams or other interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner may result in the loss of any effective royalty, stream or other interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties, streams or other interests held by Franco-Nevada in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the holder of such interests. Accordingly, the holder of such interests may be subject to risk from third parties. As a result, known title defects as well as unforeseen and unknown title defects may impact operations at a project in which Franco-Nevada has a royalty, stream or other interest and may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

The operations in which Franco-Nevada holds a royalty, stream or other interest require various property rights, permits, licenses and consultation obligations in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses or comply with consultation obligations, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

Exploration, development and operation of mining and oil and natural gas properties are subject to laws and regulations governing health and worker safety, employment standards, indigenous and community consultation, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labour standards, reclamation obligations, heritage and historic matters and other matters. Franco-Nevada, in respect of its own assets and operations, as well as the owners and operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, require licenses and permits and approvals from various governmental authorities in order to conduct their operations and other activities. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue Franco-Nevada derives from the royalty, stream or other interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by Franco-Nevada. There can be no guarantee that Franco-Nevada or the owners or operators of those properties in which Franco-Nevada holds a royalty, stream or other interest, will be able to obtain or maintain all necessary licenses and permits in good standing and conduct all consultation that may be required to explore, develop and operate the properties, commence construction or operation of mining or oil and natural gas facilities, or maintain operations that economically justify the cost. Any failure to conduct appropriate consultation, comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Franco-Nevada is exposed to risks related to the permitting, construction, development and/or expansion in relation to the projects and properties in which it holds a royalty, stream or other interest

Many of the projects or properties in which Franco-Nevada holds an interest are in the permitting, construction, development and/or expansion stage and such projects are subject to numerous risks including, but not limited to, delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits or licenses, changes in environmental or other regulations, currency exchange rates or controls, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete permitting, licensing, construction, development and/or expansion of such projects in accordance with current expectations or at all.

The operations in which Franco-Nevada holds an interest are subject to environmental and endangered species laws and regulations that may increase the costs of doing business and may restrict the operations

All phases of the mining and the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations, including laws and regulations relating to the protection of endangered and threatened species. Compliance with such laws and regulations can require significant expenditures or operating constraints and a breach may result in the imposition of fines and penalties, which may be material. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, increases in land use restrictions, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by owners or operators of properties underlying the asset portfolio could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty/stream, which could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Risks relating to climate change

Franco-Nevada acknowledges climate change as both an international and local concern that will impact its business and the business of the operators of the properties in which it holds a royalty, stream or other interest in a number of possible ways. Franco-Nevada supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. In addition to voluntary actions, governments are moving to introduce and implement new and more stringent climate change legislation and treaties at the international, national, state/provincial and local levels. While some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation, Franco-Nevada expects that continued efforts to address climate change, including complying with enhanced regulatory requirements, may result in increased costs for the operations at the properties in which it holds an interest.

Climate change may also pose physical risks to the properties in which Franco-Nevada holds an interest. This could include adverse effects on operations as a result of increasing occurrences of extreme weather events, water shortages, changes in rainfall and storm patterns, changes in sea levels and other negative weather and climate patterns.

Investors are increasingly sensitive to the climate change impacts and mitigation efforts of companies, and are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of climate change faced by companies, including many of the operators of the properties in which Franco-Nevada holds an interest. Adverse publicity or climate-related litigation in respect of these operators could have a negative impact on Franco-Nevada. Challenges relating to climate change could have an impact on the ability of these operators to access the capital markets and such limitations could have a corresponding negative effect on their business and operations.

The impacts of climate change, including those described above, could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Risks relating to foreign jurisdictions

Many of Franco-Nevada’s royalty and stream interests relate to properties outside of the United States and Canada, including Latin America and, to a lesser extent, Africa. In addition, future investments may expose Franco-Nevada to new jurisdictions. There can be significant risk in investing in foreign countries, including the risk that the resource concessions or other rights may be susceptible to revision or cancellation by new laws, may not be renewed or approved as anticipated or may otherwise be adversely impacted by changes in direction by the government in question. The ownership, development and operation of these properties and the mines and projects thereupon by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which Franco-Nevada holds royalty and stream interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Franco-Nevada applies various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into royalty and stream agreements. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty or stream interest; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable royalty or stream agreement contains appropriate protections, representations, warranties and, in each case as Franco-Nevada deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. There can be no assurance, however, that Franco-Nevada will be able to identify or mitigate all risks relating to holding royalty and stream interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on Franco-Nevada’s business, results of operations, cash flows and financial condition.

Franco-Nevada is exposed to risks of changing political attitudes and stability and ensuing changes in government regulation in the countries in which it holds royalty, stream or other interests

The properties on which Franco-Nevada holds or will hold a royalty, stream or other interest are located in multiple legal jurisdictions and political systems. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or oil and natural gas operations. These are matters over which Franco-Nevada has no control. There is no assurance that future political and economic conditions, including the lobbying efforts of non-governmental organizations, in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates and controls, export controls, environmental protection, labour relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties in which Franco-Nevada holds a royalty, stream or other interest. In certain areas where Franco-Nevada holds a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Franco-Nevada and the owners and operators of the properties in which Franco-Nevada has an interest and such changes may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Political volatility and potential changes to mining legislation in Chile, Peru and Mexico

Franco-Nevada has a number of streams and royalties with respect to properties located in each of Chile (including Candelaria), Peru (including Antamina and Antapaccay) and Mexico (including Guadalupe-Palmarejo). These countries have been experiencing periods of significant political volatility and changes in government. Government bodies and officials in these countries have made a variety of proposals regarding potential changes to mining legislation in the respective countries. The proposals are wide-ranging and have included potential changes in mining policies, royalties, taxation levels, ownership rights and the treatment of local communities. In Chile, the mining legislation has been modified (and continues to be subject to modifications) to increase the taxes payable by mining companies and fees of mining concessions, as well as to set new requirements for mining concessions, including with respect to their timeframe, and obligations to provide information, amongst other requirements. In Peru, political volatility remains ongoing and certain mining operations, including Antapaccay, have previously been directly impacted by the unrest. In Mexico, a proposal has been made to ban open-pit mining. To the extent that operations at properties underlying Franco-Nevada’s royalties and streams are impacted by political unrest, this may materially and adversely affect Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

While the final scope and pace of the proposed changes and their implementation are still ongoing, this could have a material adverse impact on the operations of the owners or operators of properties underlying Franco-Nevada’s royalties and streams in these jurisdictions. This may materially and adversely affect Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Changes to provincial and state royalty frameworks may have an adverse effect on the revenue generated by energy assets

In addition to federal regulation, each Canadian province and U.S. state has legislation and regulations that govern royalties, production rates and other matters. The royalty regime in a given province or state is a significant factor in the profitability of crude oil, natural gas liquids, sulfur and natural gas production. Royalties payable on production from lands other than Crown or U.S. federal government lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain taxes and royalties. Royalties from production on Crown or U.S. federal government lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays, or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.

Any increased royalty burden may affect the operations of the owners or operators of properties underlying Franco-Nevada’s energy assets which may materially and adversely affect its profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Proposed changes to U.S. federal mining and public land law could impose, among other things, royalties and fees paid to the U.S. government by mining companies and royalty holders

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of The General Mining Law of 1872 which governs the disposition of metallic minerals on lands owned by the federal government. Some of the production covered by Franco-Nevada’s royalties occurs on unpatented mining claims located on U.S. federal lands. There have been recent proposals to amend the U.S. mining law to impose a royalty on the production of select hardrock minerals, such as silver, gold and copper, from U.S. federal lands, and a reclamation fee on production from federal and other lands. Any such proposal, if enacted by the U.S. Congress, could substantially increase the cost of holding mining claims and could reduce the revenue Franco-Nevada receives from royalties on unpatented mining claims and, to a lesser extent, on other lands in the United States. Moreover, such legislation could significantly impair the ability of owners of properties subject to Franco-Nevada’s royalties to develop mineral resources on unpatented mining claims. Although it is impossible at this time to predict what royalties and fees may be imposed in the future, the imposition of such royalties and fees could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal lands. Passage of such legislation may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Adequate infrastructure is necessary for the properties in which Franco-Nevada has an interest or to realize maximum value from its interests

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, including climate change, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations in which Franco-Nevada has a royalty/stream interest.

Realized pricing underlying payments in respect of Franco-Nevada’s diversified interests may differ from benchmark pricing due to product quality differences and transportation and other costs. From time to time, material differences in price may arise due to transportation bottlenecks or a lack of pipeline capacity. These differentials are expected to be volatile over time and change with market dynamics.

Production is dependent on operators’ employees

Production from the properties in which Franco-Nevada holds an interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining and oil and gas expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Franco-Nevada. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Franco-Nevada.

Franco-Nevada is subject to risks related to certain operations in developing economies

Certain operators are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks may limit, disrupt or negatively impact the operator’s business activities.

Franco-Nevada’s assets may be subject to risks related to indigenous peoples

Franco-Nevada holds royalty, stream and other interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Various international and national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties, and other principles and considerations relate to the rights of indigenous peoples with many imposing obligations on government to respect the rights of indigenous people. Some mandate consultation with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. Franco-Nevada’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of those projects or operations on which Franco-Nevada holds a royalty, stream or other interest. This risk exists even where operators have sought to comply with applicable consultation obligations. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against Franco-Nevada or the operators’ activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt, halt or delay activities of the operators of Franco-Nevada’s royalty, stream or other interests.

Franco-Nevada’s assets may be subject to risks relating to environment, social and governance (ESG) matters

Mining, extraction, drilling, fracking, processing, exploration and development activities in both mining and oil and gas are subject to ESG risks which could have a significant impact on project development, operational performance, reputation and social license to operate. ESG issues at the properties underlying Franco-Nevada’s assets could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition, the trading price of Franco-Nevada’s securities and Franco-Nevada’s reputation. Franco-Nevada’s corporate policies including its Investment Principles Policy (Environmental, Social and Governance) set out the principles regarding ESG matters which guide Franco-Nevada’s investment decisions and the ongoing management and evaluation of Franco-Nevada’s assets in an effort to mitigate these risks.

Investors are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of ESG matters faced by companies, including Franco-Nevada itself and many of the operators of the properties in which Franco-Nevada holds an interest. In connection with increased investor focus and additional disclosure, there is the potential for litigation in connection with such disclosure and with underlying ESG-related issues. Such litigation, if instituted, could result in substantial cost and diversion of management’s attention and resources, which could significantly harm the reputation of Franco-Nevada.

Risks Related to Franco-Nevada’s Securities

Franco-Nevada’s securities are subject to price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Franco-Nevada include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in commodity prices will not occur. As a result of any of these factors, the market price of Franco-Nevada’s securities at any given time may not accurately reflect the long-term value of Franco-Nevada.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management’s attention and resources, which could significantly harm profitability and the reputation of Franco-Nevada.

There may be limitations on enforcement of civil judgments

A substantial portion of the assets of Franco-Nevada are located outside of Canada. As a result, it may not be possible for investors in Franco-Nevada’s securities to collect from Franco-Nevada judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in Franco-Nevada’s securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Additional issuance of securities by Franco-Nevada may dilute existing securityholders, reduce some or all of Franco-Nevada’s financial measures on a per share basis, reduce the trading price of the Common Shares or other Franco-Nevada securities or impede Franco-Nevada’s ability to raise future capital

Franco-Nevada may issue additional securities in the future in connection with acquisitions, strategic transactions, financings or for other purposes. To the extent additional securities are issued, Franco-Nevada’s existing securityholders could be diluted and some or all of Franco-Nevada’s financial measures could be reduced on a per share basis. Additionally, Franco-Nevada securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Franco-Nevada’s securities may decline if certain large holders of Franco-Nevada securities or recipients of Franco-Nevada securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities. In addition, such issuances of securities may impede Franco-Nevada’s ability to raise capital through the sale of additional equity securities in the future.

Franco-Nevada may be, or may become, a “passive foreign investment company,” which may result in adverse tax consequences for United States investors

If Franco-Nevada were classified as a PFIC for any taxable year during which a U.S. investor owned Common Shares, the U.S. investor generally would be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gain from the disposition of Common Shares and on certain distributions and a requirement to file annual reports with the U.S. Internal Revenue Service (“IRS”). In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The IRS has issued final and proposed regulations providing guidance on various aspects of the PFIC rules, including the income and asset tests. The proposed regulations will not be effective unless and until they are adopted in final form, although taxpayers generally may rely on the proposed regulations before adoption, provided the proposed regulations are applied consistently.

Franco-Nevada believes, on a more-likely-than-not basis, that it was not a PFIC for its taxable year ended December 31, 2023, and, based on its current and anticipated business activities and financial expectations, Franco-Nevada expects, on a more-likely-than-not basis, that it will not be a PFIC for its current taxable year or for the foreseeable future. However, the classification of Franco-Nevada under the PFIC rules will depend, in part, on whether certain of its income qualifies for an exception for active business gains arising from the sale of commodities for purposes of the PFIC income and asset tests. Moreover, the determination as to whether a corporation is, or will be, a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. There is limited authority on the application of the relevant PFIC rules, including the active business gains exception, to entities such as Franco-Nevada and its subsidiaries. Accordingly, there can be no assurance that the IRS will not challenge the views of Franco-Nevada concerning its PFIC status or that such a challenge will not be successful. In addition, whether any corporation will be a PFIC for any taxable year depends on its assets and income over the course of such taxable year, and, as a result, Franco-Nevada’s PFIC status for its current taxable year and any future taxable year cannot be predicted with certainty.

Each U.S. investor should consult their own tax advisor regarding the PFIC status of Franco-Nevada. Please see the discussion set forth under the heading, “United States Federal Income Tax Considerations” contained in Franco-Nevada’s Annual Report on Form 40-F filed with the SEC on www.sec.gov.

Franco-Nevada’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Franco-Nevada’s compliance costs and the risk of noncompliance, which could have an adverse effect on the price of Franco-Nevada’s securities

Franco-Nevada is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE, the TSX, the International Accounting Standards Board and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. For example, new rules have been enacted that will require Franco-Nevada to disclose on an annual basis certain payments made by Franco-Nevada, its subsidiaries or entities controlled by it, to domestic and foreign governments, including sub-national governments. Further, Franco-Nevada’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

Franco-Nevada may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires an annual assessment by management of the effectiveness of Franco-Nevada’s internal control over financial reporting and an attestation report by Franco-Nevada’s independent auditors addressing this assessment. While Franco-Nevada’s internal controls over financial reporting for the year ended December 31, 2023 were effective, Franco-Nevada may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Franco-Nevada may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Franco-Nevada’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Franco-Nevada’s business and negatively impact the trading price of its Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Franco-Nevada’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide Franco-Nevada with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to Franco-Nevada.

No evaluation can provide complete assurance that Franco-Nevada’s internal control over financial reporting will detect or uncover all failures of persons within Franco-Nevada to disclose material information otherwise required to be reported. The effectiveness of Franco-Nevada’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should Franco-Nevada expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Franco-Nevada continue to improve its internal control over financial reporting. Although Franco-Nevada intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Franco-Nevada cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

Franco-Nevada may become subject to burdensome regulatory requirements under U.S. laws regulating pension plans

Franco-Nevada may not qualify as an “operating company” for purposes of the Employee Retirement Income Security Act of 1974 (United States), as amended (“ERISA”). Consequently, if 25% or more of the issued Common Shares were held by private pension plans subject to ERISA or plans subject to the U.S. Internal Revenue Code’s “prohibited transaction” rules (such as individual retirement accounts), then Franco-Nevada’s assets would be treated as ERISA “plan assets”. As a result, Franco-Nevada could become subject to the ERISA regulatory regime, including, among other potentially burdensome regulatory requirements, heightened fiduciary duties owed to plan participants. While Franco-Nevada intends to monitor beneficial ownership of its Common Shares by ERISA plans, there can be no assurance that Franco-Nevada will not become subject to ERISA regulations in the future. If Franco-Nevada were subject to ERISA regulatory requirements, it could have a material and adverse effect on Franco-Nevada’s ability to manage its business and/or its results of operations and financial condition.

DIVIDENDS

Franco-Nevada declares its dividends in U.S. dollars. The following tables set forth the dividends paid by Franco-Nevada for each of the three most recently completed financial years in U.S. dollars and the Canadian dollar equivalent.

Dividends Paid in US$ (in millions)	2023	2022	2021
Per Common Share (in dollars)	$1.36	$1.28	$1.16
Cash payments	$233.0	$197.6	$179.6
DRIP payments(1)	$29.1	$48.2	$41.8
In aggregate(1)	$262.1	$245.8	$221.4

(1)	For 2023, 2022 and 2021, includes DRIP payments which were satisfied by the issuance of 221,351, 360,085, and 313,845 Common Shares, respectively.

Dividends Paid in C$ (in millions)	2023	2022	2021
Per Common Share (in dollars)(1)	$1.84	$1.68	$1.45
Cash payments(1)	$313.4	$259.9	$226.6
DRIP payments(1)(2)	$39.1	$64.0	$52.7
In aggregate(1)(2)	$352.5	$323.9	$279.3

(1)	The exchange rate used to convert the dividends to C$ is the daily exchange rate posted by the Bank of Canada on the record date.
(2)	For 2023, 2022 and 2021, includes DRIP payments which were satisfied by the issuance of 221,351, 360,085, and 313,845 Common Shares, respectively.

Franco-Nevada has adopted a dividend policy to pay a sustainable dividend as determined by its Board of Directors to qualify its Common Shares for large generalist institutional funds. In July 2010, Franco-Nevada began to declare and pay monthly dividends and, effective Q2 2014, the Board of Directors began to pay dividends on a quarterly basis. The Board of Directors may change the dividend policy at any time at its sole discretion and there is no assurance that Franco-Nevada will be able to pay any dividends or sustain any level of dividend payments. It is expected that the Board of Directors will conduct periodic reviews of Franco-Nevada’s dividend policy.

On July 9, 2013, Franco-Nevada adopted a Dividend Reinvestment Plan (the “DRIP”) to provide, among other things, eligible holders of Franco-Nevada’s Common Shares with a means to reinvest dividends declared and payable to them as shareholders (less any withholding tax) in additional Common Shares of Franco-Nevada. Currently, such Common Shares are issued from treasury at a 1% discount to the market price. The discount may be adjusted in future but cannot exceed 5%. Shareholders were able to participate in the DRIP starting with the October 2013 dividend payment. During Q2 2018, Franco-Nevada amended and restated the DRIP to allow for the participation of certain non-Canadian and non-U.S. shareholders, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders who are interested in participating in the DRIP should contact Franco-Nevada to determine whether they satisfy the necessary conditions to participate in the DRIP.

CAPITAL STRUCTURE

The authorized share capital of Franco-Nevada consists of an unlimited number of Common Shares and an unlimited number of preferred shares of which, as of March 14, 2024, 192,175,042 Common Shares and no preferred shares were outstanding.

Common Shares

Each Common Share carries the right to one vote at all meetings of shareholders of Franco-Nevada. There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Franco-Nevada.

Preferred Shares

The preferred shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the Board of Directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preferred shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

The preferred shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the preferred shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the preferred shares. The preferred shares of any series may also be given such other preferences over the Common Shares and over any other shares ranking junior to the preferred shares as may be fixed by the directors.

MARKET FOR SECURITIES

The Common Shares of Franco-Nevada are listed and posted for trading on the TSX and the NYSE in each case under the symbol “FNV”.

Trading Price and Volume

The following table sets forth the high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for fiscal year to date and for the most recently completed financial year.

	Common Shares TSX			Common Shares NYSE
	High C$	Low C$	Volume	High $	Low $	Volume
2023
January	202.06	187.38	7,147,130	150.98	137.49	11,767,240
February	198.54	166.98	6,801,552	149.53	122.33	10,893,985
March	200.45	175.94	10,447,459	146.73	129.11	19,289,796
April	212.57	196.22	6,188,973	158.88	145.93	9,470,808
May	217.70	193.23	7,228,890	161.25	141.90	10,732,462
June	203.12	179.10	7,139,818	151.63	135.27	9,726,673
July	196.14	181.18	6,106,863	149.06	135.68	6,920,794
August	197.49	182.13	6,777,651	146.00	134.15	9,466,185
September	198.00	176.10	6,140,654	146.43	130.15	9,107,050
October	194.61	167.20	6,233,284	142.60	120.55	13,375,147
November	172.41	151.77	10,352,555	126.13	111.74	17,270,078
December	153.55	139.19	12,416,351	113.98	102.29	18,630,821
2024
January	151.72	140.59	8,246,788	113.67	104.61	13,841,817
February	149.78	140.67	6,193,736	111.92	103.64	12,957,212
March (1-14)	157.33	142.50	4,809,094	116.83	104.76	12,454,317

DIRECTORS AND OFFICERS

The following table sets forth, as at the date hereof, the name, province or state and country of residence, position held with Franco-Nevada and principal occupation of each director and executive officer of Franco-Nevada:

Name and Municipality of Residence	Position with Franco-Nevada(1)	Principal Occupation

David Harquail	Director and Chair of the Board	Chair of the Board, Franco-Nevada
Toronto, Ontario, Canada

Paul Brink	Director and President & Chief	President & Chief Executive Officer,
Toronto, Ontario, Canada	Executive Officer	Franco-Nevada

Tom Albanese(2)(3)	Lead Independent Director	Corporate Director
Hillsborough, New Jersey, U.S.A.

Derek W. Evans(3)(4)(5)	Director and Chair of the Compensation	President, Chief Executive Officer and
Calgary, Alberta, Canada	and ESG Committee (the “CESGC”)	Director, MEG Energy Corp.

Catharine Farrow(2)	Director	President, FarExGeoMine Ltd.
Sudbury, Ontario, Canada

Maureen Jensen(4)	Director	Corporate Director
Thornbury, Ontario, Canada

Jennifer Maki(2)	Director and Chair of the Audit and Risk	Corporate Director
Toronto, Ontario, Canada	Committee (the “ARC”)

Jacques Perron(4)	Director	Corporate Director
West Vancouver, British Columbia,
Canada

Sandip Rana	Chief Financial Officer	Chief Financial Officer, Franco-Nevada
Oakville, Ontario, Canada

Lloyd Hong	Chief Legal Officer & Corporate Secretary	Chief Legal Officer & Corporate
Toronto, Ontario, Canada		Secretary, Franco-Nevada

Eaun Gray	Senior Vice President, Business	Senior Vice President, Business
Toronto, Ontario, Canada	Development	Development, Franco-Nevada

Jason O’Connell	Senior Vice President, Diversified	Senior Vice President, Diversified,
Toronto, Ontario, Canada		Franco-Nevada

(1)	Mr. Harquail was appointed a director in November 2007 and was appointed Chair in May 2020. The appointment dates of all other directors were as follows: Derek Evans in August 2008, Tom Albanese in August 2013, Catharine Farrow in May 2015, Jennifer Maki in May 2019, Paul Brink in May 2020, Maureen Jensen in May 2020, and Jacques Perron in November 2022.
(2)	Member of the ARC. Dr. Farrow was appointed a member of the ARC effective March 15, 2023.
(3)	Mr. Albanese assumed the role of Lead Independent Director from Mr. Evans effective as of March 5, 2024.
(4)	Member of the CESGC. Mr. Perron was appointed a member of the CESGC effective March 15, 2023.
(5)	Mr. Evans has announced that he will be retiring from MEG Energy Corp. effective May 1, 2024.

Each director’s term of office expires at the next annual meeting of shareholders of Franco-Nevada or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of Franco-Nevada, he or she resigns from office or he or she becomes disqualified to act as a director of Franco-Nevada.

As of March 14, 2024, the directors and executive officers of Franco-Nevada, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,316,242 Common Shares, representing approximately 0.7% of the Common Shares outstanding.

Biographical information regarding the current directors and executive officers of Franco-Nevada is provided as follows:

David Harquail, Director and Chair of the Board — David Harquail is Chair of the Board. Mr. Harquail was the founding CEO of the Corporation. Prior to his appointment as Chair in May 2020, Mr. Harquail served as the Corporation’s CEO for more than 13 years since its initial public offering in 2007. He serves as a director of the Bank of Montreal, as a governor of Laurentian University in Sudbury, as a director of the Prospectors & Developers Association of Canada and is a past director and former Chair (2017-2020) of the World Gold Council. He has also held senior executive roles and served as a director of numerous public mining companies and has been actively involved in industry organizations. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University as well as the Centre for Neuromodulation at Sunnybrook Health Sciences in Toronto.

Paul Brink, President & Chief Executive Officer — Paul Brink is President & Chief Executive Officer and a director of Franco-Nevada. Prior to his appointment as CEO, Mr. Brink served as President & Chief Operating Officer of Franco-Nevada from May 2018 to May 2020. He has been with Franco-Nevada since its initial public offering in 2007 and successfully led its business development activities as SVP, Business Development from 2008 until his promotion to President & Chief Operating Officer in 2018. Mr. Brink is active with a number of not-for-profit organizations. He previously had roles in corporate development at Newmont, investment banking at BMO Nesbitt Burns and project financing at UBS. Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Tom Albanese, Director — Tom Albanese is a director of Franco-Nevada. He served as CEO of Vedanta Resources plc (2014 to 2017), CEO of Vedanta Limited (2014 to 2017) and was CEO of Rio Tinto PLC and Rio Tinto Limited (2007 to 2013). Mr. Albanese is also a director of CoTec Holdings Corp. and is a director and Chair of the Committee of Independent Directors of Nevada Copper Corp. He previously served on the boards of Vedanta Resources plc, Vedanta Limited, Rio Tinto PLC, Rio Tinto Limited, Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Derek W. Evans, Director — Derek Evans is President & CEO of MEG Energy Corp. and is a director of Franco-Nevada. Mr. Evans has announced that he will be retiring from MEG Energy Corp. effective May 1, 2024. He served as President and CEO and a director of Pengrowth Energy Corporation from May 2009 until March 2018. Mr. Evans has over 40 years of experience in a variety of operational and senior executive positions in the oil and gas business in Western Canada. Mr. Evans is also active in not-for-profit organizations and was a board member of MaRS (an innovation hub) from 2011 until 2023. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Dr. Catharine Farrow, Director — Catharine Farrow is a director of Franco-Nevada. She is a licensed professional geoscientist (P.Geo.) with Professional Geoscientists Ontario (PGO) and has more than 30 years of mining industry experience. She also serves as a director of Centamin plc and of Eldorado Gold Corporation and is lead director of Aclara Resources Inc. She is also active in the mining industry in both private companies and academia. From 2012 to 2017, she was Founding CEO, Director and Co-Founder of TMAC Resources Inc. Dr. Farrow has served on the board of a number of not-for-profit and government Advisory Boards. She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018) and is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada (2000) and the Distinguished Alumni Award from the Acadia Alumni Association (2020). Dr. Farrow obtained her BSc (Hons) from Mount Allison University, her MSc from Acadia University and her PhD from Carleton University. She also holds the ICD.D designation.

Maureen Jensen, Director — Maureen Jensen is a director of Franco-Nevada. She served as Chair and Chief Executive Officer of the Ontario Securities Commission (the “OSC”) from 2016 until April 2020 and was previously the Executive Director and Chief Administrative Officer of the OSC from 2011 to 2016. Before joining the OSC, Ms. Jensen was Senior Vice-President, Surveillance and Compliance at the Investment Industry Regulatory Organization of Canada. Ms. Jensen has held senior regulatory and business positions at the Toronto Stock Exchange and had a 20-year career in the mining industry. Ms. Jensen is Chair of Canada’s Ombudsman for Banking Services and Investments and is a Public Governor of FINRA in the United States. In 2022, Ms. Jensen was inducted into the Canadian Mining Hall of Fame. Ms. Jensen is a licensed professional geoscientist (P.Geo.) with Professional Geoscientists Ontario (PGO), holds the ICD.D and GCB.D designations, has a BSc, Doctor of Laws (Honoris Causa) and is a member of the Investment Industry Hall of Fame.

Jennifer Maki, Director — Jennifer Maki is a director of Franco-Nevada. She is also a director of Baytex Energy Corp. and Pan American Silver Corp. She previously served as Chief Executive Officer of Vale Canada and Executive Director of Vale Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President and Vice-President & Treasurer. She has also served on the boards of not-for-profit organizations. Ms. Maki has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada. She also holds the ICD.D designation.

Jacques Perron, Director — Jacques Perron is a director of Franco-Nevada. Mr. Perron has over 35 years of experience in the mining industry and has extensive technical and operations experience. He currently serves as a director of Centerra Gold Inc. Previously, Mr. Perron was President and Chief Executive Officer at a number of mining companies including Pretium Resources Inc., Thompson Creek Metals Company Inc. and St Andrew Goldfields Ltd. and has held senior executive roles at a number of other mining companies prior thereto. Mr. Perron is also the Chair of the Canadian Mineral Industry Education Foundation. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

Sandip Rana, Chief Financial Officer — Sandip Rana, Chief Financial Officer, joined Franco-Nevada in April 2010. He previously served in treasurer and controller roles at old Franco-Nevada until 2002 and then acted as an international controller for Newmont. From 2003 to April 2010, Mr. Rana held financial roles at Four Seasons Hotels Limited where he last served as Vice-President Corporate Finance. Mr. Rana holds a Bachelor of Business Administration degree from the Schulich School of Business and is a Chartered Professional Accountant, CA. In February 2019, Mr. Rana was recognized as a Top Gun CFO by Brendan Wood International.

Lloyd Hong, Chief Legal Officer & Corporate Secretary — Lloyd Hong, Chief Legal Officer & Corporate Secretary, joined Franco-Nevada in December 2012. He previously was the Senior Vice‐President, Legal Counsel and Assistant Secretary of Uranium One Inc. Prior to that, he was a partner with the Canadian law firm of Davis LLP (now DLA Piper (Canada) LLP) with a practice focused on corporate finance and mergers and acquisitions. Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University. Mr. Hong is a member of The Law Society of Ontario and The Law Society of British Columbia (non-practising).

Eaun Gray, Senior Vice President, Business Development — Eaun Gray, Senior Vice President, Business Development, heads Franco-Nevada’s mining business development group. Mr. Gray was previously a Vice President at Rothschild & Co where he advised on mergers and acquisitions and debt and stream transactions. Prior to that, Mr. Gray worked for CIBC in investment and corporate banking. Mr. Gray completed a Master of Business Administration degree at the Tuck School at Dartmouth College (Edward Tuck Scholar), is a CFA Charterholder and received a Bachelor of Commerce from Queen’s University (First Class Honours).

Jason O’Connell, Senior Vice President, Diversified — Jason O’Connell, Senior Vice President, Diversified, has been with Franco-Nevada since 2008. His role includes leading business development activities for diversified mining and energy opportunities and managing the Corporation’s Energy portfolio. Mr. O’Connell led the growth of the Corporation’s U.S. Energy portfolio and, prior to that, held roles in the business development group and managed investor relations. Prior to joining Franco-Nevada, he worked in mining equity research with the Bank of Montreal. Mr. O’Connell holds a Master of Business Administration degree from Dalhousie University and Bachelor of Science degree with honours in Geology from Acadia University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, no director or executive officer of Franco-Nevada (or where applicable, personal holding company of a director or executive officer):

(a)	is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:
(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or
(ii)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or
(c)	has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer; or
(d)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Derek Evans was a director (until his resignation in January 2016) of a private oil and gas company that sought protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016.

Tom Albanese was the CEO and a director of Vedanta Limited from 2014 until 2017. On March 12, 2024, the Securities and Exchange Board of India (“SEBI”) imposed a two-month cease trade order in respect of India’s securities markets on each of the executive directors (including Mr. Albanese) of Vedanta Limited (one month for non-executive directors) in connection with an order issued by SEBI relating to the alleged delay in the payment of dividends to a shareholder of Vedanta Limited between January 2014 and June 2017. This matter relates to a long-running tax dispute and Vedanta has noted it is evaluating its legal options in respect of this order, but as of the date of this AIF, the order remains in effect.

For the purposes of the above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, and, with respect to each, was in effect more than 30 consecutive days.

Other Disclosed Matters

On October 17, 2017, the United States Securities and Exchange Commission (the “SEC”) filed civil charges against each of Rio Tinto plc, Tom Albanese and the former CFO of Rio Tinto plc, alleging, among other things, violations of the anti-fraud, reporting, books and records and internal control provisions of U.S. federal securities laws in connection with conduct at Rio Tinto plc and certain of its subsidiaries while Mr. Albanese was the CEO of Rio Tinto plc and prior to his becoming a director of the Corporation.

On November 20, 2023, final judgements were entered as to Rio Tinto plc, Rio Tinto Limited, and Mr. Albanese based on the consents of Rio Tinto plc, Rio Tinto Limited, and Mr. Albanese and without admitting or denying the SEC’s allegations. The final judgement regarding Rio Tinto plc and Rio Tinto Limited permanently restrains and enjoins those companies from violating Sections 13(a) and 13(b)(2)(A) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and Rules 12b 20 and 13a 16 thereunder and orders the payment of a civil penalty of US$28 million. The final judgement regarding Mr. Albanese permanently restrains and enjoins him from violating Section 13(b)(5) of the Exchange Act and Rule 13b2 1 thereunder and orders the payment of a civil penalty of US$50,000. The SEC’s civil charges alleging violations of the anti-fraud provisions were dismissed.

On March 2, 2018, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Federal Court of Australia against each of Rio Tinto Limited, Tom Albanese and the former CFO of Rio Tinto Limited related to statements which ASIC alleged were misleading contained in the annual report of Rio Tinto Limited for 2011. On May 1, 2018, ASIC expanded the proceedings commenced on March 2, 2018 in the Federal Court of Australia. The expanded proceedings related to Rio Tinto Limited’s alleged failure to recognize an impairment of a wholly owned subsidiary, Rio Tinto Coal Mozambique in its 2012 Interim Financial Statements.

On February 28, 2022, ASIC amended the proceedings, dropping all of its claims for relief against Mr. Albanese and the former CFO. On March 7, 2022, the Federal Court of Australia entered an order that, among other things, dismissed the proceedings in their entirety against Mr. Albanese and the former CFO. There were no findings of liability or contraventions on the part of Mr. Albanese (or the former CFO). The proceedings are concluded.

Conflicts of Interest

In the opinion of management of Franco-Nevada, there are no existing or potential conflicts of interest among Franco-Nevada, its directors, officers or other insiders of Franco-Nevada, other than as described in the following paragraph. Various officers, directors or other insiders of the Corporation may hold senior positions with other entities, including entities involved in the resource industry or may otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than with respect to the ongoing CRA audits as described in the financial statements of the Corporation, there are no outstanding material legal proceedings to which Franco-Nevada or any of its subsidiaries is a party or was a party to during fiscal 2023 or that any of its properties or assets is subject or was subject to, during fiscal 2023, and no proceedings are known to be contemplated against Franco-Nevada, any of its subsidiaries or any of their property or assets.

There have been no penalties or sanctions imposed against Franco-Nevada by a court relating to securities legislation or by a securities regulatory authority during fiscal 2023 and there have been no other penalties or sanctions imposed by a court or regulatory body against Franco-Nevada that would likely be considered important to a reasonable investor in making an investment decision. Franco-Nevada has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority during fiscal 2023.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Franco-Nevada, any other insider of Franco-Nevada or any associate or affiliate of any of such individuals or companies has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected Franco-Nevada or is reasonably expected to materially affect Franco-Nevada.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Franco-Nevada has not entered into a material contract since October 17, 2007 (date of incorporation) that is still in effect other than material contracts entered into in the ordinary course of business (none of which are required to be disclosed).

EXPERTS

Certain technical and scientific information contained in this AIF, including in respect of the Candelaria mine and the Cobre Panamá mine was reviewed and approved in accordance with NI 43-101 by Amri Sinuhaji, P.Eng., Vice President, Mining of the Corporation and a “Qualified Person” as defined in NI 43-101.

To the knowledge of Franco-Nevada, this expert held less than 1% of the outstanding securities of the Corporation or of any associate or affiliate thereof as of the date hereof, when he prepared the technical information contained in this AIF or following the preparation of such technical information. No firm or person received, or will receive, any direct or indirect interest in any securities of the Corporation or of any associate or affiliate thereof in connection with the preparation of such technical information.

Franco-Nevada’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 5, 2024 in respect of Franco-Nevada’s consolidated financial statements as at December 31, 2023 and 2022 and for each of the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2023. They have advised Franco-Nevada that they are independent with respect to Franco-Nevada within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and comply with the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

ADDITIONAL INFORMATION

Additional information relating to Franco-Nevada is available electronically on SEDAR+ at www.sedarplus.com and on the website of the SEC at www.sec.gov and on its website at www.franco-nevada.com. A glossary of non-technical and technical terms is generally available on Franco-Nevada’s website.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Franco-Nevada’s securities and securities authorized for issuance under equity compensation plans, will be contained in Franco-Nevada’s management information circular for its annual and special meeting of shareholders scheduled to be held on May 1, 2024. For information relating to compensation and corporate governance related matters, please see “Statement of Executive Compensation” and “Statement of Governance Practices”, respectively, in such circular.

Additional financial information is provided in Franco-Nevada’s financial statements and management’s discussion and analysis for its most recently completed financial year.

AUDIT AND RISK COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees (“NI 52-110”).

Audit and Risk Committee Charter

The Audit and Risk Committee Charter (the “Charter”) is attached as Appendix A to this AIF. The Charter was last updated effective March 9, 2020 to remove oversight over oil and gas reserves disclosure as the Corporation ceased providing such disclosure in 2018 as it was no longer material.

With respect to risk management, the Charter provides that the ARC will generally review with management the Company’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures. The ARC will also more specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled. For more information regarding the ARC’s responsibilities relating to risk management, please see Appendix A to this AIF.

Composition of the Audit and Risk Committee

As of December 31, 2023, the ARC was composed of the following three directors: Jennifer Maki (Chair), Tom Albanese, and Catharine Farrow. During 2023, Mr. Randall Oliphant served as a member of the ARC until his passing in September 2023. As part of the Board’s annual review of the composition of its Committees, it is anticipated that the composition of the ARC will be refreshed effective May 1, 2024, following the elections of directors. Each director was and is considered “independent” and “financially literate” (as such terms are defined in NI 52-110, the rules of the NYSE and Rule 10A-3 of the U.S. Securities Exchange Act of 1934).

Relevant Education and Experience

Each member of the ARC is financially literate, i.e., has the ability to read and understand financial statements. Collectively, the ARC has the education and experience to fulfill the responsibilities outlined in the Charter, including those relating to risk management. The education and current and past experience of each ARC member that is relevant to the performance of his or her responsibilities as an ARC member is summarized below:

Education and Experience (Past and Present)

Tom Albanese	● Director and Member of the Investment Committee of CoTec Holdings Corp.
● Director and Chair of the Committee of Independent Directors of Nevada Copper Corp.
● Previous CEO of Vedanta Resources plc and Vedanta Limited (formerly known as SesaSterlite Ltd.)
● Previous Chair of Vedanta Limited’s Risk Management Committee
● Previous Chief Executive Officer of Rio Tinto PLC and Rio Tinto Limited
● Previous Chair of Rio Tinto PLC Risk Committee

Catharine Farrow	● Lead Director and Member of the Audit Committee of Aclara Resources Inc.
● Director and Member of the Audit & Risk Committee of Centamin plc
● Director of Eldorado Gold Corporation
● Previous CEO of TMAC Resources Inc.
● Previous Chief Operating Officer of KGHM International Ltd. (formerly known as Quadra FNX Mining Company Inc.)
● ICD.D, Institute of Corporate Directors (2019)

Jennifer Maki	● Director and Chair of the Audit Committee of Baytex Energy Corp.
● Director and Chair of the Audit Committee of Pan American Silver Corp.
● Previous CEO Vale Canada and Executive Director Vale SA - Base Metals
● Previous EVP and CFO Vale Base Metals
● ICD.D, Institute of Corporate Directors (2019)
● Chartered Professional Accountant, CA (1996)
● Bachelor of Commerce, Queen’s University

Pre-Approval Policies and Procedures

The Board of Directors, upon the recommendation of the ARC, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services:

●	bookkeeping or other services related to the accounting records or financial statements;
●	financial information systems design and implementation;
●	appraisal or valuation services, fairness opinion, or contribution-in-kind reports;
●	actuarial services;
●	internal audit outsourcing services;
●	management functions or human resources services;
●	corporate finance or other services;
●	broker-dealer, investment advisor or investment banking services;
●	legal services;
●	expert services; and
●	any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Franco-Nevada’s most recently completed financial year has Franco-Nevada relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of Franco-Nevada’s most recently completed financial year was a recommendation of the ARC to nominate or compensate an external auditor not adopted by the Board of Directors of Franco-Nevada.

Fees

For the years ended December 31, 2023 and 2022, PricewaterhouseCoopers LLP was paid fees in Canadian dollars from the Corporation as detailed below:

	December 31, 2023			December 31, 2022
Audit Fees	C$	1,130,352	(1)	C$	1,045,868	(1)
Audit-Related Fees	C$	—		C$	22,000
Tax Fees	C$	17,809		C$	50,410
Other Fees	C$	20,504		C$	18,869
Total Fees	C$	1,168,665		C$	1,137,147

(1)	Audit fees are reported on an accrual basis for the relevant year and include out-of-pocket expenses and administrative fees.

For the years ended December 31, 2023 and 2022, “Tax Fees” are fees incurred for tax compliance and planning, and “Other Fees” are fees incurred for the completion of agreed upon procedures regarding the amounts of silver delivered under the Antamina stream. For the year ended December 31, 2022, “Audit-Related Fees” noted above are fees incurred for the French translation of documents.

APPENDIX A

FRANCO-NEVADA CORPORATION

AUDIT AND RISK COMMITTEE CHARTER

PURPOSE

The Audit and Risk Committee is appointed by the Board of Directors of Franco-Nevada Corporation (the “Company”) to assist the Board of Directors in its oversight and evaluation of:

●	the quality and integrity of the financial statements of the Company,
●	the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,
●	the qualification, independence and performance of the Company’s independent auditors,
●	the performance of the Company’s Chief Financial Officer, and
●	risk management oversight, including climate change risks.

In addition, the Audit and Risk Committee provides an avenue for communication between the independent auditor, financial management, other employees and the Board of Directors concerning accounting and auditing matters.

The Audit and Risk Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit and Risk Committee is not responsible for:

●	planning or conducting audits,
●	certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with applicable accounting principles or standards, or
●	guaranteeing the report of the Company’s independent auditor.

The fundamental responsibility for the Company’s financial statements and disclosure rests with management. It is not the duty of the Audit and Risk Committee to conduct investigations, to itself resolve disagreements (if any) between management and the independent auditor or to ensure compliance with applicable legal and regulatory requirements.

REPORTS

The Audit and Risk Committee shall report to the Board of Directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit and Risk Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements in respect of financial matters and disclosure, and the performance and independence of the Company’s independent auditor.

The Committee shall also prepare, as required by applicable law, any committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit and Risk Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors of the Company on the recommendation of the Company’s Compensation and ESG Committee. Each of the members of the Audit and Risk Committee shall be “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Company, and as confirmed by the Board of Directors using its business judgment. In addition, at least one member of the Audit and Risk Committee shall be a “financial expert” as determined by the Board of Directors in its business judgment. No member of the Audit and Risk Committee shall accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries or affiliates (collectively, the “Franco-Nevada Group”) (other than remuneration for acting in his or her capacity as a director) or be an “affiliated entity” within the meaning of NI 52-110.

RESPONSIBILITIES

Independent Auditors

The Audit and Risk Committee shall:

●	Recommend to the Board of Directors the independent auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of the independent auditor;
●	Recommend to the Board of Directors any change of the independent auditor, and oversee any such change to ensure compliance with the provisions of the Canada Business Corporations Act and applicable securities legislation;
●	Require and obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit and Risk Committee and the Board of Directors of the Company;
●	Oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;
●	Pre-approve all audit and permitted non-audit services provided to the Company and its subsidiary entities by the independent auditor, including adopting policies and procedures for the pre-approval of the retention thereof (subject to any restrictions on such services imposed by applicable securities legislation) and including procedures for the delegation of authority to provide such approval to one or more members of the Audit and Risk Committee; and
●	At least annually, review the qualifications, performance and independence of the independent auditor. In doing so, the Audit and Risk Committee should, among other things, undertake the measures set forth in Schedule “A”.

The Financial Statements, Audit Process and Related Disclosure

The Audit and Risk Committee shall:

●	As may be delegated by the Board of Directors, review, approve and authorize the issuance of the Company’s interim financial statements, MD&A and interim earnings press releases before the Company publicly discloses this information;
●	Review and recommend to the Board of Directors for approval the Company’s annual financial statements, MD&A and press releases before the Company publicly discloses the information; and
●	Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

The Audit and Risk Committee shall also, as it determines to be appropriate:

●	Review with management and the independent auditor,
●	the planning and staffing of the audit by the independent auditor,
●	financial information and any earnings guidance provided to analysts and rating agencies, recognizing that this review and discussion may be done generally (consisting of a discussion of the types of information to be disclosed and the types of presentations to be made) and need not take place in advance of the disclosure of each release or provision of guidance,
●	any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles or standards, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements, as raised by the independent auditor, and review management’s response thereto,
●	all critical accounting policies and practices used,
●	all alternative treatments of financial information by applicable accounting principles or standards that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

●	the use of “pro forma” or “adjusted” information that is not consistent with applicable accounting principles or standards,
●	the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise), on the Company’s financial statements,
●	any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit and Risk Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for forms filed with applicable securities regulators, and
●	the adequacy of the Franco-Nevada Group’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel and any special steps adopted in light of any material control deficiencies.
●	Review with the independent auditor,
●	the quality as well as the acceptability of the accounting principles or standards that have been applied,
●	any problems or difficulties the independent auditor may have encountered during the provision of its audit-related services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Company’s response to that letter or communication, and
●	any changes to the Company’s significant auditing and accounting principles, standards and practices suggested by the independent auditor to members of management.

Risk Management Oversight

The Audit and Risk Committee shall:

●	Generally review with management the Franco-Nevada Group’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures.
●	More specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled by:
●	reviewing the Company’s risk philosophy as set forth by management and the Board of Directors,
●	reviewing management’s assessment of the significant risks and exposures facing the Company, including climate change risks (where applicable),
●	reviewing management’s policies, plans, processes and programs to manage and control significant risks and exposures, including the Company’s loss prevention policies, disaster response and recovery programs, corporate liability protection programs for directors and officer and any other insurance programs, as applicable,
●	receiving regular reports from management regarding the development and implementation of its policies, plans, processes and programs to manage, monitor and control significant risks and exposures, and
●	if the Audit and Risk Committee deems it appropriate, requesting the independent auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed, monitored and controlled.

Compliance

The Audit and Risk Committee shall:

●	Establish procedures for:
●	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

●	the confidential, anonymous submission by employees of the Franco-Nevada Group of concerns regarding questionable accounting or auditing matters.
●	Review and approve clear policies for the hiring by the Franco-Nevada Group of partners, employees or former partners or employees of the present and former independent auditor of the Company.

The Audit and Risk Committee shall also, as it determines appropriate:

●	Obtain reports from the Chief Financial Officer, other members of management and the independent auditor that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics, including disclosures of insider and affiliated party transactions.
●	Review with the Chief Financial Officer, other members of management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.
●	Advise the Board of Directors of the Company with respect to the Franco-Nevada Group’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.
●	Review with the Chief Financial Officer legal matters that may have a material impact on the financial statements, the Franco-Nevada Group’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.
●	Periodically review with management the need for an internal audit function.

Delegation

To avoid any confusion, the Audit and Risk Committee responsibilities identified above are the sole responsibility of the Audit and Risk Committee and may not be delegated to a different committee.

MEETINGS

The Audit and Risk Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit and Risk Committee should strive to be at all meetings. The Audit and Risk Committee shall meet separately, periodically, with management and the independent auditors and may request any officer or employee of the Franco-Nevada Group or the Franco-Nevada Group’s outside counsel or independent auditor to attend meetings of the Committee or with any members of, or advisors to, the Committee. The Audit and Risk Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Franco-Nevada Group.

The Audit and Risk Committee may form and delegate authority to individual members and subcommittees where the Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit and Risk Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit and Risk Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

●	Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Audit and Risk Committee with this Charter.
●	Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

SCHEDULE “A”

Qualifications, Performance and Independence of Independent Auditor

●	Review the experience and qualifications of the senior members of the independent auditor’s team.
●	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.
●	Review annual reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors of the Company take appropriate action to satisfy itself of the independence of the independent auditor.
●	Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.

Updated: March 9, 2020

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